As filed with the Securities and Exchange Commission on January 14, 2011

Registration No: 333-168396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 2
TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CITIZENS BANCORP

(exact name of registrant as specified in its charter)

California	6022	01-0775317
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

208 Providence Mine Road Suite 122
Nevada City, California 95959
(530) 478-6000
(Address, including zip code and telephone number,
including area code, of registrant’s principal and executive offices)

Gary D. Gall
Citizens Bancorp
President and Chief Executive Officer
208 Providence Mine Road Suite 122
Nevada City, California 95959
(530) 478-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
John F. Stuart, Esq.
Stuart | Moore
641 Higuera Street
Suite 302
San Luis Obispo, CA 93401
(805) 545-8590
(805) 545-8599 — facsimile

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated Filer [ ]

Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED January 14, 2011

PRELIMINARY PROSPECTUS

[*] Units
Each Unit Consisting of One (1) Share of Common Stock
And A Variable Number of Warrants Depending on the Number of Units
Purchased by A Particular Investor as Fully Described Herein
$[*] Per Unit

Citizens Bancorp is offering up to [*] units at a price of $[*] per unit (the “Offering”), with each unit consisting of one (1) share of common stock and a variable number of warrants depending on the number of units purchased (all warrants collectively, the “2011 Warrants”), each warrant to purchase one (1) share of our common stock, as more fully described herein. The number of 2011 Warrants received per unit will range from zero to one warrant depending on the number of units purchased by an investor.

We are offering the units on a best efforts basis, without any involvement of underwriters or broker-dealers. There is a minimum investment requirement of $[*] to participate in the Offering and a minimum investment of $100,000 to be eligible to receive any of the 2011 Warrants, as more fully described herein. We will receive all of the net proceeds from the sale of these units. Our common stock is not listed on any national securities exchange. Our common stock is quoted on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “CZNB” but is infrequently traded. The last reported sale price of our common stock was $[*] per share on [*], 2011. We do not intend to have the 2011 Warrants listed on any national securities exchange, nor do we intend to facilitate the quotation of the 2011 Warrants on the OTCBB, or any other securities quotation system.

Investing in our securities involves risks. See “Risk Factors” beginning on page 14 for a discussion of factors you should consider before buying our securities. You should not purchase these units if you cannot afford the loss of your investment.

The securities offered hereby are not savings accounts, deposits or other obligations of our bank subsidiary and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We reserve the right to withdraw, cancel or modify this Offering and reject subscriptions in whole or in part. It is expected that delivery of the units will be made in Nevada City, California no later than         , 2011.

The date of this prospectus is [*], 2011.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Information contained on our website is not part of this prospectus.

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SUMMARY

This is only a summary and does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock.

Unless we indicate otherwise, the number of shares as well as all per share and financial information in this prospectus:

•	assumes an offering price of $[*] per unit; and

•	does not give effect to the use of proceeds of the Offering.

CITIZENS BANCORP

We are the bank holding company for Citizens Bank of Northern California (also referred to as “Citizens Bank” or “Bank”), a California chartered bank. At September 30, 2010, we had total assets of $357.5 million, total net loans held for investment of $264.1 million, total deposits of $283.0 million and shareholders’ equity of $5.1 million.

Citizens Bancorp (also referred to as “Company”) was organized as a California corporation and incorporated on February 19, 2003. Effective as of June 1, 2003, Citizens Bancorp became a bank holding company by acquiring all of the outstanding common stock of the Bank.

At this time, Citizens Bancorp functions primarily as the holder of all of Citizens Bank common stock. It may, in the future, acquire or form additional subsidiaries, including other banks to the extent permitted by law, although Citizens Bancorp has no plans to do so in the immediate future. Citizens Bancorp does not own or lease any property and has no paid employees; however, it shares the facilities and employees of Citizens Bank.

The principal office of Citizens Bancorp is 208 Providence Mine Rd., Suite 122, Nevada City, California 95959, and the telephone number is (530) 478-6000. Our common stock is traded on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “CZNB”.

CITIZENS BANK

Citizens Bank was formed in 1994 and headquartered in Nevada City, California. Citizens Bank has six branches in communities in Nevada County, including Nevada City, Penn Valley, Lake of the Pines, Truckee, and two branches in Grass Valley. In addition the Bank has one branch in Placer County in the city of Auburn. We are the only community bank headquartered in Nevada County, California. We deliver a complete array of commercial bank products and services with an emphasis on customer relationships and personalized service.

Citizens Bank provides community banking services in its market areas offering a wide variety of deposit products, commercial, residential and consumer loans and other traditional banking products and services that are designed to meet the needs of small and middle market businesses and individuals. As a full service community bank, Citizens Bank seeks to differentiate itself from its competitors through superior personal service, responsiveness and local decision-making.

Our customers are generally small- to medium-sized businesses (generally representing businesses with less than $25 million in annual revenues) that require highly personalized commercial banking products and services that we deliver in our relationship banking style. We believe that our customers prefer locally owned and managed banking institutions that provide responsive, personalized service and customized products. In 2009, for the 11th year in a row, the quality of our service was voted “Best in Nevada County” by the readers of The Union newspaper. A substantial portion of our business is with customers who have long-standing relationships with our officers or directors or who have been referred to us by existing customers.

The Bank’s solid core banking operation is driven by a strong net interest margin that ranks in the top quartile of banks both in the State and nationally. Since its inception, the Bank has built a loyal customer base and continues to increase its market share. In addition, we have a dedicated board of directors and management team, who are committed to enhancing shareholder value and continuing to provide a positive customer experience. Our Board members have businesses located in Nevada County. Our committed employees strive to make a real difference in the community and currently volunteer in 81 local organizations, sit on 31 boards of directors and contribute to 66 organizations.

The Bank’s headquarters is located at our Nevada City branch at 305 Railroad Avenue, Nevada City, California 95959 and our telephone number is (530) 478-6000. The Bank’s Operations Center is located at 208 Providence Mine Road, Suite 122, Nevada City, California 95959. We maintain a website at www.citizensbanknc.com. None of the information on such website is deemed to be incorporated herein.

EVENTS OF 2008, 2009 AND 2010

In 2008 and 2009 and the first nine months of 2010, we suffered losses of $10.7 million, $13.5 million and $4.5 million, respectively. We also lost $1.3 million for the three months ended December 31, 2010. These losses were primarily the result of:

•	a major economic recession in our market area, California and the nation which resulted in decreasing real estate values and significant unemployment;

•	a concentration in land and construction loans;

•	a circumvention of certain policies and procedures within the loan administration function, see “Risk Factors — Risks Related to Our Business and Market”; and

•	the need for a valuation reserve on our deferred tax assets.

The confluence of these circumstances led us to a restatement of our 2008 financial statements after an examination by the California Department of Financial Institutions (“DFI”) in May of 2009 and a significant change in our senior management team. In 2009, because of the accumulative deficit position of the Company, a valuation allowance of $9.3 million was recorded against all of the Company’s net deferred tax assets.

During the nine months ended September 30, 2010, the Bank continued to be proactive in identifying problem loans, quantifying impairment if any, and developing resolution plans suitable for each, which required a comprehensive loan-by-loan review. Since December 31, 2009, the Bank has experienced significant material deterioration with certain large credit relations contained in its loan portfolio. In the second quarter of 2010, the Bank completed a review of all nonresidential real estate loans and all commercial loans with a balance of $250,000 or greater, which included obtaining and reviewing updated financial statements, rent rolls and tax returns as appropriate. In addition, a physical site inspection was completed on all collateral for nonresidential real estate loans at that time. As result of the continued increase in vacancy rates noted during the review and continuing decline in commercial real estate values in our market area, a $6,900,000 provision for loan losses was recognized during the three months ended June 30, 2010. This increase in the provision along with other factors resulted in a net loss of $4,527,000 for the nine months ended September 30, 2010. Our capital has been significantly reduced as a result of the losses in 2008 and 2009 and the first nine months of 2010. We must now recapitalize the Company and the Bank.

As a result of the deterioration we have experienced in the loan portfolio, non-performing assets, which include nonaccrual loans, loans past due 90 days and still accruing, and other real estate owned totaled $42,162,000 as of September 30, 2010. Reducing the level of non-performing assets will take a significant effort and will continue through 2011 and beyond. We have dedicated additional resources and will continue our proactive approach to managing our non-performing assets with aggressive loan resolution strategies and loan sales, as appropriate. We expect that many of these assets will eventually require foreclosure and subsequent sale by the Bank. This will prove to be a detriment to our earnings since we will not be earning any interest on the non-performing asset, will also have the cost of carrying the property while awaiting sale, and may experience further losses if the value of such property declines.

As a result of the continued deterioration in asset quality, earnings and capital our sources of available liquidity have declined. The Bank was prohibited from renewing or obtaining brokered deposits and as of September 30, 2010, there were no brokered deposits outstanding. As of September 30, 2010, the Company did not have available credit on its unsecured lines of credit with its correspondent banks but had $267,000 and $2,020,000 available on its lines of credit with the Federal Home Loan Bank and Federal Reserve Bank, respectively. In order to preserve capital in August 2009, we began deferring TARP dividend payments and in July 2010, we began deferring interest payments on trust preferred securities. Our ability to raise additional liquidity through deposit campaigns and interest deposits is subject to pricing limitations.

STRENGTHS

Since 1995, we have served a key role in funding the economic engine in the markets we serve, working hand-in-hand to support local businesses. We have a strong branch system that has continued to grow our customer base. Despite the losses in 2008, 2009 and the first nine months of 2010, which resulted from significant provisions for credit losses and expenses/losses related to other real estate owned (“OREO”), the Company has significant core operating strengths, including a strong net interest margin and a very loyal customer base. We have continuously maintained a net interest margin that is among the top quartile of banks both in California and nationally. Our net interest margin was 4.54%, 4.51% and 4.61% for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, respectively.

We feel that these core strengths are an important measure as they show the effects of the Company’s core operations and do not change significantly as a result of outside economic influences. We believe that with an improved economy, we will record significantly smaller provisions for credit losses and will have significantly reduced OREO expenses.

We have a well-seasoned management team, with over 130 years of experience combined, who have the skills needed to return the Company to profitability.

OUR MANAGEMENT TEAM

The Board of Directors during 2009 replaced two executive officers and added a Chief Risk Officer. This newly assembled, experienced group of executives are charged with leading the Company and the Bank back to profitability. The executive management team consists of the following individuals:

•	Gary D. Gall joined the organization as our President and Chief Executive Officer and Director in July 2009. Prior to that, between August 2008 and August 2009, he was Chairman of the Board for Sierra Vista Bank, Folsom, CA and between 1993 and 2006, was President and Chief Executive Officer for Western Sierra Bancorp, Cameron Park, CA. Prior to that, he was President and Chief Executive Officer of Delta National Bank in Manteca for six years. Mr. Gall’s 36 year banking career has been devoted to community banking and the long sustaining value it brings to local businesses, individuals and the community. During his tenure at Western Sierra, he led a dedicated team that grew assets from $50 million with four branches to over $1.2 billion and 31 branches within a multi-bank holding company environment. Under his leadership, the bank successfully negotiated and completed the merger/acquisition of six other community banks between 1999 and 2005. Western Sierra, who joined NASDAQ in 1999, was also recognized nationally for performing in the top 5% of community banks in 2004.

•	Susann C. Trevena has served as our Executive Vice President and Chief Financial Officer since 2002. Ms. Trevena’s 41 year career includes positions most recently as Vice President for Boston Private Bank & Trust company and preceding that, as Senior Vice President and Chief Financial Officer for Bank of Los Altos.

•	Michael A. Behn has served as our Senior Vice President/Chief Information Officer since 2004. In addition, in 2009 he was named an Executive Vice President, Chief Information Officer and the Bank’s Senior Credit Administrator. Mr. Behn’s 30 year career includes positions with Bank of America, United California Bank/First Interstate Bank of California, Manufacturers Bank and City National Bank.

•	Phillip J. Campbell joined the organization as our Executive Vice President/General Counsel and Chief Risk Officer in August 2009. Mr. Campbell’s 30 year career has focused on financial institutions. His career includes his former role between 2002 and 2009 as Chief Counsel for the Wachovia Small Business Capital subsidiaries of Wachovia Corporation and Wachovia Bank, N.A., and Assistant General Counsel with Wachovia Corporation and Wells Fargo & Co. He also was a partner at the law firm of Weintraub, Genshlea & Chediak.

MANAGEMENT RESPONSES

Under Mr. Gall’s leadership, the reconstituted executive management team and the Board of Directors have taken a number of proactive steps to stabilize the Bank and reduce losses. These steps have included:

•	completing a comprehensive review of the loan portfolio;

•	reorganizing the credit administration and underwriting functions, including internal control enhancement;

•	hiring a number of new senior officers;

•	increasing equity capital by almost $1.7 million through the private placement of Company common stock;

•	planning a reduction in assets of approximately $30 million in 2010 in order to reduce balance sheet risk and support regulatory capital ratios;

•	assigning Mr. Campbell as Chief Risk Officer and Mr. Behn as Senior Credit Administrator;

•	maintaining a net interest margin within the 90th percentile of all insured commercial banks with assets between $300 million and $1.0 billion;

•	changing the funding mix by reducing brokered deposits and focusing on building core deposits;

•	becoming more efficient by centralizing operations and reducing non-interest expense; and

•	initiating an SBA department to diversify the loan portfolio, reduce risk and generate fee income

MAJOR CHALLENGES

Despite the foregoing efforts and accomplishments, the Board of Directors and management are faced with several major challenges in the short run in attempting to overcome the events of 2008, 2009 and 2010. These major challenges include:

Recapitalization

Our capital has been significantly reduced as a result of the losses in 2008 and 2009 and a $5.8 million loss for 2010. We must now recapitalize the Company and the Bank. We entered into an agreement with our regulators to raise the Bank’s leverage capital ratio to 9% by the middle of July of 2010. Although we have not met this deadline, we are continuing our efforts to raise the capital needed to reach the capital ratio required in the agreement. As of December 31, 2010, we needed to achieve a combination of new equity capital and earnings of approximately $12.0 million in order to satisfy the capital requirement. See “Consent Order and Written Agreement.” To achieve such a ratio, we must:

•	increase the Bank’s capital through a combination of new equity capital and its earnings;

•	minimize future losses from the $29.4 million in non-performing loans we had at December 31, 2010 or from other assets; and/or

•	reduce assets from the amount at year end 2010.

If we do not achieve all these goals, we will not be able to satisfy the capital requirement of the consent order which would have a material adverse effect on the Company and the Bank and the value of your investment and our ability to continue as a going concern. These effects could include additional regulatory enforcement actions including the imposition of civil monetary penalties against the Company, the Bank or both, the termination of insurance of the Bank’s deposits by the FDIC or the closing of the Bank with the imposition of a conservator or receiver. See “Supervision and Regulation — Capital Standards,” “Supervision and Regulation — Prompt Corrective Action and Other Enforcement Mechanisms,” and “Risk Factors — Risks Related to the Offering.”

We view satisfying the capital requirements of the Order as only the first step in our recapitalization. We anticipate that further capital will be necessary in order to (i) execute our growth strategy once our financial position improves and (ii) keep us in compliance with the Order. The economic recession has provided a number of opportunities for expansion for a well-capitalized institution which is in satisfactory regulatory condition.

Consent Order and Written Agreement

The DFI completed its regularly scheduled examination of the Bank in May, 2009. As a result of such examination, effective February 11, 2010, the Bank entered into a stipulation and consent to issuance of a consent order (the “Order”) by the FDIC and DFI.

The Order requires the Bank to:

•	Maintain acceptable Executive Management and provide Executive Management with written authority to implement the provisions of the Consent Order and obtain written approval from the regulators to appoint new individuals to the Bank’s Board or to Executive Management.

•	Within 150 days of the effective date of the Order and thereafter, achieve and maintain tangible shareholder’s equity to total tangible assets, and Tier 1 capital to total assets, equal to or greater than 9% (the “Capital Requirement”).

•	Develop, adopt and implement a Capital Plan setting forth specific actions that the Bank will take to satisfy the Capital Requirement;

•	Within 30 days from the effective date of the Order, eliminate from the books, all assets classified “Loss” in the Report of Examination dated May 18, 2009 (“Report”) by charge-off or collection.

•	Within 90 days from the effective date of the Order, reduce assets classified as “Doubtful” and “Substandard” in the Report to not more than 75% of capital and reserves.

•	Within 180 days from the effective date of the Order, reduce assets classified as “Doubtful” and “Substandard” in the Report to not more than 50% of capital and reserves.

•	Within 270 days from the effective date of the Order, reduce assets classified as “Doubtful” and “Substandard” in the Report to not more than 25% of capital and reserves.

•	Within 60 days from the effective date of the Order, develop a written asset disposition plan for each classified asset greater than $500,000; plans shall be reviewed and approved by the Board.

•	During the life of the Order, maintain an adequate allowance. In addition, revise methodology for determining the adequacy of the allowance in accordance with the Report. Board shall review the adequacy of the allowance at least quarterly and results of the review shall be reflected in the meeting minutes.

•	Within 60 days from the effective date of the Order, revise, adopt and implement improved written lending policies that address deficiencies identified in the Report.

•	Within 60 days from the effective date of the Order, develop and implement appropriate policies and procedures re: appraisals and evaluations.

•	Within 60 days from the effective date of the Order, revise and implement policies and procedures for monitoring and reporting asset concentrations.

•	Effective February 11, 2010, do not extend any credit to any borrower who has loans, in whole or in part, that have been charged off or are classified “Loss” and remain uncollected.

•	Within 60 days from the effective date of the Order, formulate and implement a written plan and comprehensive budget for all categories of income and expense and submit to DFI & FDIC for review and opportunity to comment.

•	During the life of the order, do not establish any new branches or other office without prior written consent of the DFI & FDIC.

•	Within 90 days of the effective date of the Order, adopt and implement a written Contingency Liquidity Policy.

•	During the life of the Order, no distributions to shareholders may be made without prior written approval of DFI and FDIC.

•	During the life of the Order, the Bank is to comply with the provisions of the FDIC Rules & Regulations regarding brokered deposits.

•	Within 60 days from the effective date of the Order, correct all violations of consumer laws in the Compliance Report dated May 4, 2009, and adopt and implement policies, procedures & controls to prevent their recurrence.

•	Within 60 days from the effective date of the Order, increase oversight of the Compliance function, dedicate additional resources as needed, and provide monthly reports to senior executive officers and the Board.

•	Within 60 days from the effective date of the Order, evaluate and enhance the compliance training program.

•	Within 60 days from the effective date of the Order, adopt and implement internal controls to ensure consistency between system specs and loan documents with particular focus on improving compliance monitoring of flood insurance requirements.

•	Within 60 days from the effective date of the Order, improve compliance audit procedures to address scope and frequency of such audits.

•	Within 30 days after the end of the first quarter following the effective date of the Order, and within 30 days after the end of each quarter thereafter, provide written progress reports to DFI & FDIC.

•	During the life of the Consent Order, notify DFI & FDIC in advance of making any public announcement regarding the financial condition of the Bank, Executive Management or the Board.

•	During the life of the Consent Order and in the future, comply with all laws and regulations.

•	During the life of the Order, do not amend or rescind any approved plans, policies, procedures or programs without prior written approval of the DFI and FDIC.

The Order will remain effective until amended, suspended or terminated by the FDIC and DFI. The Bank and its management have already undertaken multiple initiatives to comply with the terms of the Order, and will diligently continue such effort during the life of the Order.

On February 22, 2010 the Company entered into an agreement with the Federal Reserve Board (the “Federal Reserve Agreement”) to maintain the financial soundness of the Company so that the Company may serve as a source of strength to the Bank.

In the Federal Reserve Agreement, the Company agreed that:

•	The Board of Directors of the Company shall take appropriate steps to ensure that the Bank complies with the Order entered into with the FDIC and the DFI.;

•	The Company shall not declare or pay any dividends nor make any distribution of interest, principal, or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Federal Reserve Board;

•	The Company and its nonbank subsidiaries, if any, shall not, directly or indirectly incur, increase or guarantee any debt, nor shall the Company directly or indirectly, purchase or redeem any shares of its stock without the prior approval of the Federal Reserve Board;

•	The Company shall comply with certain notice provisions under the applicable federal rules and regulations to notify the Federal Reserve Board in appointing any new director or senior executive officer, or changing the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position;

•	The Company shall comply with restrictions on indemnification and severance payments pursuant to the applicable federal laws and regulations;

•	Within 30 days after the end of each calendar quarter following the date of the Federal Reserve Agreement, the Board of Directors shall submit to the Federal Reserve Board written progress reports detailing the form and manner of all actions taken to secure compliance with the provisions of the Agreement and the result thereof, applicable financial data of the Company, and changes in shareholders’ equity.

The Federal Reserve Agreement will remain effective and enforceable until stayed, modified, terminated, or suspended in writing by the Federal Reserve Board. The Company and its management have already undertaken multiple initiatives to comply with the terms of the Federal Reserve Agreement, and will diligently continue such effort during the life of the Agreement.

See “Business” for more information regarding the steps we are taking to comply with the Order and the Federal Reserve Agreement.

The foregoing descriptions of the Order and the Federal Reserve Agreement are summaries and do not purport to be a complete description of all of the terms of such documents, and are qualified in their entirety by reference to the Order and the Federal Reserve Agreement. The Order and the Federal Reserve Agreement are attached as exhibits to the registration statement of which this prospectus is a part.

Strengthen the Balance Sheet

Non-performing assets, which include nonaccrual loans, loans past due 90 days and still accruing, and other real estate owned totaled $39.6 million as of December 31, 2010. Reducing the level of non-performing assets will take a significant effort and will continue through 2011 and beyond. We have dedicated additional resources and will continue our proactive approach to managing our non-performing assets with aggressive loan resolution strategies and loan sales, as appropriate. We expect that many of these assets will eventually require foreclosure and subsequent sale by the Bank. This will prove to be a detriment to our earnings since we will not be earning any interest on the non-performing asset, will also have the cost of carrying the property while awaiting sale, and may experience further losses if the value of such property declines, as discussed below.

We have completed reappraisals of the real property securing our non-performing and impaired loans and have marked these assets to their lower market values less costs to sell which contributed to our losses in 2008, 2009 and 2010. While we believe that our current loan loss reserve is adequate to absorb future losses based on these reappraisals, any further deterioration in real property values will lead to further losses and a decrease in capital.

The Company and the Bank believe that the regulators may take further enforcement action including the possible modification of the Order.

Due to the level of the Bank’s total risk-based capital the Federal Deposit Insurance Corporation (“FDIC”) has placed the following requirements, limitations and/or restrictions on the Bank:

•	No capital distributions or payment of management fees.

•	Submission of a capital restoration plan (“CRP”) that is acceptable to the FDIC.

•	Close monitoring by the FDIC of the Bank’s condition and compliance with the approved CRP as well as limitations and/or restrictions set forth in this paragraph.

•	Restricting growth of the Bank average total assets during any calendar quarter to not more than its average total assets during the preceding calendar quarter unless the FDIC has accepted the CRP and the increase is consistent with the CRP and the Bank’s ratio of tangible equity to assets increases at a rate during the calendar quarter sufficient to enable the Bank to reach an acceptable capital level within a reasonable time.

•	The FDIC’s prior approval must be obtained for the acquisition of any company or branch, the establishment of any branch, or the engagement in new line of business.

If the FDIC does not approve the CRP, the Bank fails to submit a CRP or the Bank fails to implement the CRP in any material respect, then the Bank will be subject to the additional prompt corrective action provisions applicable to “significantly undercapitalized” banks until such time that a new CRP is approved. Achievement of the CRP depends on future events and circumstances, the outcome of which cannot be assured. In the fourth quarter of 2010, the Bank submitted its CRP to the regulators.

As of December 31, 2010, the Bank needed a combination of new equity capital and earnings of approximately $12 million in order to satisfy the Capital Requirements of the Consent Order. While the Bank has not been able to meet this goal, the Company is continuing its efforts to raise the capital needed to reach the Consent Order’s Capital Requirements. To meet the Capital Requirements, the Company and/or Bank must:

•	increase the Company’s and Bank’s capital through a combination of new equity capital and the Bank’s earnings; and

•	minimize future losses from the $29.4 million in non-performing loans and $10.3 million in other real estate assets the Bank had at December 31, 2010.

If both these goals are not achieved, the Bank will not be able to meet and then maintain compliance with the Capital Requirements of the Consent Order, which would have a material adverse effect on the Company and the Bank and the value of your investment and the Company’s and Bank’s ability to continue as going concerns.

Satisfying the Capital Requirements of the Consent Order is only the first step in Company’s recapitalization plan. The economic recession has provided a number of opportunities for expansion for a well-capitalized institution that is in satisfactory regulatory condition. It is anticipated that further capital will be necessary in order to (i) execute a growth strategy once the Bank’s financial position improves; and (ii) keep the Bank in compliance with the requirements of the Consent Order.

Return to Profitability

It is essential that we return to profitability to support our long term growth in assets and shareholder value. If we are able to successfully manage our problem assets, management believes that there are several significant earnings drivers which will lead to sustained earnings growth and profitability. These drivers include:

•	a strong net interest margin of 4.54% for the nine months ended September 30, 2010 driven by our low cost of funds;

•	approximately $9.3 million in deferred tax assets to shelter future income from taxes, subject to certain limitations;

•	the opening of our SBA department to generate small business government guaranteed loans which can be retained for earnings or, when eligible, sold in the secondary market for a premium with the possibility of service fee income; and

•	an increase in operating efficiencies and cost reduction measures which should favorably impact non-interest expense.

OUR BUSINESS STRATEGY

Our long-term business strategy is to provide comprehensive banking and related services to small- to medium-sized businesses and their employees. The key elements of our strategy are as follows:

•	Maintain our emphasis on business banking

Our focus on providing comprehensive banking services to small- to medium-sized businesses continues to help us grow our core non-interest bearing deposit base and maintain our strong net interest margin.

•	Increase market share

Because Citizens Bank is the only community bank headquartered in Nevada County, we believe that there is significant potential to increase business with current customers, to attract new customers in our existing markets, and to position ourselves to enter new markets. Quality service, which is an integral part of our culture, and doing business locally, are reasons that the Bank’s customers prefer our locally-based organization.

•	Use technology to expand customer base

While our strategy continues to emphasize superior personal service, we also take advantage of user-friendly technology-based systems to attract customers who may prefer to interact with their financial institution electronically. We offer technology-based services including voice response banking, debit cards, online banking, bill pay and cash management, remote deposit capture, ATMs and an internet website. We believe the availability of both traditional banking services and electronic banking services enhance our ability to attract a broader range of customers.

•	Maintain and recruit highly competent personnel

We have developed a strong corporate culture that has allowed us to recruit and retain some of the best bankers in the Northern California market. We are committed to attracting, developing and retaining people who are significantly knowledgeable about the banking industry and passionate about the communities which we serve. Our compensation and benefits program is competitive. The individuals who comprise our executive management team have an average of thirty-four years of banking industry experience, and our business development and service personnel are well-respected, as well as, very involved in our communities.

OTHER RECENT DEVELOPMENTS

2009 Private Placement

On December 28, 2009, the Company completed a private placement whereby the Company raised $1,559,034 in connection with the sale of 394,109 shares of common stock at the price of $4.00 per share. Among the total shares sold, 46% or 181,609 shares were purchased by certain of Company’s directors, officers and their family members, 22% or 87,500 shares purchased by its former directors, and 32% or 125,000 shares purchased by two other outside investors. In addition, in April 2010, as a continuation of the private placement, we received an additional $100,000.

Increase in Authorized Shares

At the Company’s Annual Shareholder Meeting on May 18, 2010, a proposal was approved to amend the Company’s Articles of Incorporation to increase the authorized shares of common and preferred stock from 5 million and 2.5 million shares, respectively, to 20 million and 5 million shares, respectively. The increase in the number of common shares is necessary to provide sufficient shares for the Offering and other capital raisings as well as maintain the number of authorized and unissued shares allocated to the 1995 stock option plan and the 2006 stock plan (collectively “stock plans”).

Events Subsequent to September 30, 2010 Unaudited Interim Financial Statements

The Company has evaluated the effects of subsequent events that have occurred subsequent to September 30, 2010 and through January 14, 2011. In the first quarter of 2011, the Company is closing its mortgage broker services and the related broker fee income is not expected to continue; however, salaries and other related expenses will also decrease by a similar amount as a result of this closure. The following information is presented to provide additional information about significant changes to loans and the allowance for credit losses, other real estate owned and shareholders’ equity and regulatory capital for the three month period ended December 31, 2010:

Loans and the Allowance for Credit Losses

Changes in the allowance for credit losses for the three months ended December 31, 2010 were as follows (dollars in thousands):

Balance, October 1, 2010	$14,486
Provision charged to operations	2,200
Net losses charged to allowance	(1,598)

Balance, December 31, 2010	$15,088

The recorded investment in loans that were considered to be impaired was approximately $66.2 million and $66.7 million at December 31, 2010 and September 30, 2010, respectively. The related allowance for credit losses for impaired loans was approximately $7.0 million and $5.9 million at December 31, 2010 and September 30, 2010, respectively.

At December 31, 2010 and September 30, 2010, non-performing loans totaled $29.4 million and $35.4 million, respectively.

Other Real Estate

The Company’s investment in other real estate holdings, all of which were related to real estate acquired in full or partial settlement of loan obligations, was $10.3 million, net of a valuation allowance of $2.6 million at December 31, 2010, compared to $6.7 million, net of a valuation allowance of $2.1 million at September 30, 2010.

Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at December 31, 2010 decreased to $3.9 million from $5.1 million at September, 2010 primarily due to a net loss of $1.3 million for the three months ended December 31, 2010. The primary contributor to the Company’s loss for the three months ended December 31, 2010 was a $2.2 million addition to the allowance for credit losses.

The regulatory capital guidelines as well as the actual capital ratios for the Company and the Bank as of December 31, 2010 are as follows:

	CITIZENS BANCORP AND SUBSIDIARIES		CITIZENS BANK
	Minimum Regulatory Requirement	Actual Capital Ratio	Minimum Regulatory Requirement		Minimum Regulatory Requirement for “Well Capitalized” Institution	Actual Capital Ratio
Leverage Ratio	4.0%	1.5%	4.0	%(1)	5.0%	5.5%
Tier 1 Risk-Based Ratio	4.0%	1.9%	4.0%		6.0%	6.9%
Total Risk-Based Ratio	8.0%	1.5%	8.0%		10.0%	8.2%

(1)	The Order entered into by the Bank in February 2010, requires the Bank to maintain a Tier 1 capital to average assets (Leverage) ratio equal to or greater than 9% by July 2010. The Bank was unable to meet the deadline to increase the leverage ratio to 9%.

The Company’s recurring losses have resulted in significant deterioration to shareholders’ equity and regulatory capital. These recurring losses raise concern about the Company’s ability to continue as a going concern. Management is actively pursuing new ventures to increase revenues. In addition, the Company is currently seeking additional sources of capital, including the Offering. The Company is dependent upon its ability to secure sufficient equity and there are no assurances that the Company will be successful.

THE OFFERING

Securities Offered
[*] units, with each unit consisting of one (1) share of common stock and a variable number of 2011 Warrants, as described below. If all [*] units are sold, the gross proceeds would be $[*] million assuming no 2011 Warrants are exercised, and $[*] million assuming [*] 2011 Warrants are issued, and all such 2011 Warrants are exercised.

Price per Unit	$[*]
Minimum Investment	$[*]

Description of the 2011 Warrants	The exercise price of each 2011 Warrant is $5.00. The 2011 Warrants are transferable separately from our common stock, and will be exercisable for a period of 3 or 7 years as set forth below.
Number and Specific Terms of Warrants	The number of 2011 Warrants per unit received by a particular investor, and the specific terms of those 2011 Warrants will be determined based on the following:

INVESTMENT ($[*] / Unit)	TOTAL WARRANTS PER UNIT PURCHASED	EXERCISE PRICE	TERM
$1,000,000 and above	1.00	$5.00	3 Years — 50% 7 Years — 50%
$500,000 to $999,999	0.75	$5.00	3 Years — 50% 7 Years — 50%
$250,000 to $499,999	0.50	$5.00	3 Years — 50% 7 Years — 50%
$100,000 to $249,999	0.25	$5.00	3 Years — 50% 7 Years — 50%
$[*] to $99,999	0.00	Not applicable	Not applicable

Termination date	, 2011, subject to extension
Escrow
Subscription funds will be held in a separate escrow account by Pacific Coast Bankers Bank and will only be released to the Company on the termination date if new equity capital and earnings combined would result in the Bank being in substantial compliance with the Capital Requirement of the Order. If the gross proceeds are less than necessary to satisfy this requirement, subscription funds will be returned to subscribers as soon as possible after the termination date without interest.

Use of proceeds
We intend to use all of the proceeds from the sale of the common stock to contribute to the Bank as additional capital in order to support its regulatory capital ratios. See “Consent Order and Written Agreement.”

Common Stock Outstanding
As of the date of this Prospectus, we have 2,335,090 shares of common stock outstanding. If all units are sold, we will have [*]shares outstanding, excluding the shares issuable upon exercise of the 2011 Warrants and any outstanding stock options. The number of shares of our common stock that will be outstanding after this Offering includes the 2,335,090 shares outstanding as of September 30, 2010, but excludes 660,230 shares of common stock reserved for issuance under our stock option plans of which 65,623 shares were subject to outstanding options at September 30, 2010.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the selected consolidated financial information set forth below in conjunction with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The consolidated financial statements include the accounts of Citizens Bancorp and its wholly owned subsidiary, the Bank. The statement of operations data for the years ended December 31, 2009, 2008 and 2007 and the financial condition data as of December 31, 2009 and 2008 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2006 and 2005 and the financial condition data as of December 31, 2007, 2006 and 2005 have been derived from our audited financial statements that are not included in this prospectus.

Certain preliminary financial information as of December 31, 2010 and for the three months then ended is presented at “Summary — Other Recent Developments — Events Subsequent to September 30, 2010 Unaudited Interim Financial Statements.”

(Dollars in thousands, except per share data)	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	Unaudited
Operations Data:
Net interest income	$10,626	$10,942	$15,122	$15,100	$14,294	$13,582	$11,297
Provision for credit losses	7,900	3,900	11,115	23,900	945	560	845
Non-interest income	1,720	1,716	5,112	2,140	2,206	1,668	1,295
Non-interest expense	8,895	11,099	15,691	11,653	11,242	9,632	7,629
(Loss) income before income tax	(4,449)	(2,341)	(6,572)	(18,313)	4,313	5,058	4,117
Income tax (benefit)	—	(946)	6,568	(7,662)	1,728	2,024	1,647
Net (loss) income	(4,449)	(1,395)	(13,140)	(10,651)	2,585	3,034	2,470
Dividends/discount accretion on preferred stock	(78)	(302)	(328)	—	—	—	—
Net (loss) income applicable to common shareholders	($4,527)	($1,697)	($13,468)	($10,651)	$2,585	$3,034	$2,470

Share Data (retroactively adjusted for 5% stock dividends paid in June 2008, 2007 and 2006):
(Loss) earnings per share — basic	($1.95)	($0.89)	($7.01)	($5.56)	$1.35	$1.60	$1.34
(Loss) earnings per share — diluted	($1.95)	($0.89)	($7.01)	($5.56)	$1.32	$1.57	$1.30
Book value per common share	$(2.32)	$4.83	$(0.42)	$5.70	$11.28	$9.87	$8.19

Balance Sheet Data:
Assets	$357,493	$387,298	$371,058	$363,274	$328,433	$280,393	$226,995
Loans	281,375	302,529	304,739	312,374	305,135	259,381	206,659
Allowance for credit losses	(14,486)	(14,466)	(14,387)	(12,406)	(3,919)	(3,374)	(2,825)
Loans, net	266,889	288,063	290,352	299,968	301,216	256,007	203,834
Deposits	283,030	318,739	302,631	299,758	274,255	243,237	189,626
Junior subordinated debentures	15,465	15,465	15,465	15,465	15,465	15,465	9,279
Preferred stock	10,551	10,446	10,473	10,369	—	—	—
Common stock & (accumulated deficit) retained earnings	(5,413)	9,245	(968)	10,927	21,572	18,864	15,376
Total shareholders’ equity	5,138	19,692	9,505	21,296	21,572	18,864	15,376

(Dollars in thousands, except per share data)	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	Unaudited
Financial Ratios:
Return on average equity	(81.37%)	(11.44%)	(72.71%)	(50.82%)	12.77%	17.67%	16.51%
Return on average assets	(1.76%)	(0.60%)	(3.58%)	(3.04%)	0.86%	1.18%	1.11%
Efficiency ratio	72.05%	87.68%	77.55%	67.60%	68.14%	63.16%	60.59%
Net interest margin	4.54%	4.35%	4.51%	4.61%	5.05%	5.62%	5.07%
Loans to deposits	99.42%	94.91%	100.70%	104.21%	111.26%	106.64%	108.98%
Net charge-offs to average loans	3.56%	0.79%	2.94%	4.87%	0.14%	0.01%	0.00%
Non-performing loans to total loans	12.59%	11.70%	8.95%	8.92%	3.10%	0.00%	0.00%
Allowance for credit losses to non-performing loans	40.88%	40.87%	52.74%	44.55%	41.74%	N/A	N/A
Allowance for credit losses to total loans	5.15%	4.78%	4.72%	3.97%	1.28%	1.30%	1.37%
Average equity to average assets	1.50%	5.07%	4.92%	5.98%	6.70%	6.65%	6.71%

Consolidated Capital Ratios:
Leverage capital ratio	2.0%	4.5%	3.3%	5.5%	8.9%	9.0%	9.4%
Total risk-based capital ratio	8.5%	10.2%	9.2%	10.2%	12.0%	12.6%	11.5%
Tier 1 risk-based capital ratio	2.4%	5.4%	4.1%	5.9%	8.5%	8.4%	8.6%

Bank-only Capital Ratios:
Leverage capital ratio	5.7%	6.1%	6.1%	7.8%	11.1%	11.6%	10.8%
Total risk-based capital ratio	8.3%	8.9%	8.9%	9.7%	11.7%	12.1%	11.2%
Tier 1 risk-based capital ratio	7.0%	7.6%	7.7%	8.4%	10.5%	10.9%	9.9%

RISK FACTORS

An investment in our common stock is subject to various risks. Before making a decision about your investment, you should carefully consider the risks and uncertainties described below together with all of the other information included in this document. The risks and uncertainties described below are not the only ones facing our business. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This document is qualified in its entirety by these risk factors. If any of the following risks actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or part of the value of your investment.

Risks Related to the Offering

We are required to maintain capital to meet regulatory requirements in the Order, and if we fail to meet and maintain those capital requirements, whether due to losses, an inability to raise sufficient capital in the Offering or otherwise, our financial condition, liquidity and results of operations, as well as your investment, would be adversely affected.

We were required by our regulators to raise the Bank’s leverage capital ratio to 9% by the middle of July 2010 in order to comply with the Order. We were unable to achieve the capital ratio prior to the deadline. To achieve such a ratio, we must (i) increase the Bank’s capital through a combination of new equity capital and earnings, (ii) continue to reduce assets, and (iii) minimize further losses from the $29.4 million in non-performing loans we had at December 31, 2010 or from other assets. If we fail to achieve these goals, we will not be able to satisfy the Capital Requirement of the Order and this would have a material adverse effect on the Company and the Bank, including but not limited to additional regulatory enforcement actions such as, the imposition of civil monetary penalties against the Company, the Bank or both, the termination of insurance of the Bank’s deposits by the FDIC or the closing of the Bank with the imposition of a conservator or receiver.

Even if we satisfy the Capital Requirement of the Order, we will pursue various alternatives for additional capital in the future, which could dilute the holders of our outstanding common stock and may adversely affect the market price of our common stock.

In the current economic environment and with the need to recapitalize the Company beyond the amounts of new capital necessary to satisfy the Capital Requirement of the Order, we are constantly reviewing alternatives for raising capital in order to try to assure compliance with the Order, further strengthen our capital and better position us to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of additional common or preferred stock, additional trust preferred securities, or borrowings by us, with proceeds contributed to the Bank. Any such capital raising alternatives could dilute the holders of our outstanding common stock, including purchasers in this Offering, and may adversely affect the market price of our common stock. Our current plans to further recapitalize the Company are discussed at “Summary — Major Challenges — Recapitalization.”

The market price of our common stock after the Offering is uncertain.

The market price of our common stock on or after consummation of the Offering may not approximate the prices prior to the Offering. Stock price changes, whether before or after the Offering, may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects and regulatory considerations.

Historically, only a limited market has existed for our common stock and the Offering may not substantially enhance the depth of such market, nor do we expect any significant market to develop for the 2011 Warrants.

Our common stock has been traded infrequently in the over-the-counter market and our trading volume has been very small. The limited trading market for our common stock can cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading of our common stock. The Offering may not improve the level of trading or the depth of the market of our common stock. We also do not expect a market to develop for the 2011 Warrants, which may impact your ability to sell any 2011 Warrants that you receive in the Offering.

Purchasers in this Offering will suffer substantial dilution since the offering price per share exceeds the book value per common share.

The book value of shareholders’ equity attributable to common shareholders as of September 30, 2010 was a negative $5.4 million, or negative $2.32 per common share. The book value per share of our common stock as of September 30, 2010, adjusted to give pro forma effect to the issuance of the maximum shares in the Offering would be approximately $[*]. Consequently, purchasers in the Offering will experience $[*] per share dilution relative to the $[*] per unit offering price.

The subscription price was determined arbitrarily.

The price per unit was arbitrarily determined by the board of directors. In determining the per unit price, the board of directors did consider the market price of our common stock, its book value, our losses, the long term prospects of the Company, the pricing of other offerings by financial institutions seeking capital and other factors. The board did not assign any relative or specific weights to the foregoing factors.

Risks Relating to Economic Conditions and Governmental Response Efforts

The recession and changes in domestic and foreign financial markets have adversely affected our industry and may have a material negative impact on our results of operations and financial condition.

Economic indices have shown that since the fourth quarter of 2007, the United States economy has been in a recession. This has been reflected in significant business failures and job losses. Further, dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increased unemployment, have negatively impacted the performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer delinquencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets has adversely affected, and may continue to adversely affect, our business, financial condition, results of operations and stock price. We do not expect that the difficult conditions in the financial markets and in our own local market are likely to improve in the near future. A continuing of these conditions would exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry.

Recent and future legislation and regulatory initiatives to address current market and economic conditions may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy, which could adversely affect our business, financial condition, results of operations, and access to capital.

Recent and future legislative and regulatory initiatives to address current market and economic conditions, such as the Emergency Economic Stabilization Act of 2008 (“EESA”), or the American Recovery and Reinvestment Act of 2009 (“ARRA”), may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy. EESA was enacted in October 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The United States Department of the Treasury (“Treasury”) and banking regulators have implemented, and likely will continue to implement, various other programs under this legislation to address capital and liquidity issues in the banking system, including the Troubled Asset Relief Program (“TARP”), President Obama’s Financial Stability Plan announced in February 2009, the ARRA and the FDIC’s Temporary Liquidity Guaranty Program

(“TLGP”). The actual impact that any of the recent, or future, legislative and regulatory initiatives will have on the financial markets and the overall economy cannot be accurately predicted. Any failure of these initiatives to help stabilize or improve the financial markets and the economy, and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

Additional requirements under our regulatory framework, especially those imposed under ARRA, EESA or other legislation intended to strengthen the U.S. financial system, could adversely affect us.

Recent government efforts to strengthen the U.S. financial system, including the implementation of ARRA, EESA, the TLGP and special assessments imposed by the FDIC, subject participants to additional regulatory fees and requirements, including corporate governance requirements, executive compensation restrictions, restrictions on declaring or paying dividends, restrictions on share repurchases, limits on executive compensation tax deductions and prohibitions against golden parachute payments. These requirements, and any other requirements that may be subsequently imposed, including those recently proposed by the Obama Administration, may have a material and adverse effect on our business, financial condition, and results of operations.

We are subject to various regulatory requirements and are subject to regulatory restrictions and enforcement actions that limit our business practices and may negatively impact our results of operation and financial condition.

In light of the current challenging operating environment, along with our elevated level of non-performing assets, delinquencies, and adversely classified assets, we are subject to increased regulatory scrutiny and enforcement actions. Such enforcement actions place limitations on our business and may adversely affect our ability to implement our business plans. See “Business — Consent Order and Written Agreement”

FDIC deposit insurance assessments will increase substantially, which will adversely affect our net earnings.

FDIC deposit insurance expense for the year ended December 31, 2009 was approximately $1.1 million. Our estimated assessment for the year ended December 31, 2010 is $1.2 million. Increases in our FDIC premium add to our cost of operations and accordingly, adversely affect our results of operations. In the quarter ended June 30, 2009, the Bank, along with all other FDIC insured banks, was charged a special assessment as part of the FDIC’s efforts to replenish the deposit insurance fund. The Bank’s special assessment was $177,000. Additionally, the FDIC is permitted to impose additional special assessments if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. Any additional special assessment imposed by the FDIC will further decrease our earnings.

Risks Related to Our Business and Market

A continued deterioration in economic conditions and a slow down in growth generally could adversely affect our business, financial condition, results of operations and prospects. Such deterioration could result in a variety of adverse consequences to us, including the following:

•	Loan delinquencies may increase, which may cause us to increase loan loss provisions, and also result in a reduction in net interest income and our earnings as well as weaken our balance sheet;

•	Problem assets and foreclosures may increase, which could result in higher operating expenses, and increases in our loan loss provisions;

•	Demand for our products and services may decline including specifically, the demand for loans, which would cause our revenues, which include net interest income and noninterest income, to decline; and

•	Collateral for loans may decline in value, reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans.

•	As a result of the ongoing deterioration in economic conditions, since December 31, 2009, the Bank has seen both an increase in the number of borrowers experiencing difficulties and a decrease in the appraisal values of the underlying collateral.

Recent levels of market volatility were unprecedented and we cannot predict whether or not they will return.

The capital and credit markets have been experiencing volatility and disruption for more than two years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuer’s underlying financial strength. This downward pressure on stock prices and reduced availability of capital has adversely impacted our ability to obtain the working capital we need at appropriate pricing to operate most effectively without unacceptable dilution to shareholders. If recent levels of market disruption and volatility continue or worsen, we may experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The unseasoned nature of a large portion of our loan portfolio may result in changes in estimating collectability, which may lead to additional provisions or charge-offs and an adverse impact to our profits.

Our loan portfolio has increased approximately $100 million from the end of 2005 to the end of 2009. Accordingly, many of the loans in our portfolio are unseasoned. These loans also have not been subjected to declining and unfavorable economic conditions. As a result, it may be difficult to predict the future performance of these loans. These loans may have delinquencies or charge-off levels above our historical experience which could adversely effect our future performance.

Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition.

At December 31, 2009 and December 31, 2010 our non-performing loans (which consist of nonaccrual loans and accruing loans 90 days or more past due) were $27.3 million and $29.4 million, respectively, constituting 9.0% and 11.1% of the loan portfolio, respectively. At December 31, 2009 and December 31, 2010, our non-performing assets (which include foreclosed real estate), totaling $31.9 million and $39.6 million respectively, were 8.6% and 12.0% of total assets, respectively. Non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing loans. We do not record interest income on nonaccrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase our risk profile and the capital levels determined by regulators to be appropriate in light of such risks. While we have tried to reduce our problem assets through workouts, restructurings and otherwise, decreases in the value of these assets, or the underlying collateral, or in these borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of non-performing assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. We may experience further increases in non-performing loans in the future.

Our allowance for credit losses may not be adequate to cover actual losses.

A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond our ability to predict, influence, or control.

Like all financial institutions, we maintain an allowance for credit losses to provide for loan defaults and non-performance. The allowance is funded from a provision for credit losses which is a charge to our statement of operations. The provisions charged to our income for the years ended December 31, 2009 and 2008 were $11.1 million and $23.9 million, respectively, which was the primary cause of our losses of $13.1 million and $10.7 million, respectively, for those periods. Our allowance as of the years ended December 31, 2009 and 2008 was $14.4 million and $12.4 million, respectively. For the nine months ended September 30, 2010, the provision was $7.9 million and as of September 30, 2010, our allowance was $14.5 million. Additionally for the three months ended December 31, 2010, the provision was $2.2 million and the balance in our allowance increased to $15.1 million. Our allowance for credit losses may not be adequate to cover actual loan losses, and future provisions for credit losses could materially and adversely affect our business, financial condition, results of operations and cash flows. The allowance for credit losses reflects our estimate of the probable losses in our loan portfolio at the relevant balance sheet date. Our allowance for credit losses is based on prior experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of an appropriate level of the allowance for credit losses is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control and these losses may exceed current estimates.

The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning current economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the allowance for loan losses.

While we believe that our allowance for credit losses is adequate to cover current losses, we may need to increase the allowance for credit losses further or the regulators may require us to increase this allowance in future periods. Either of these occurrences could materially adversely affect our business, financial condition, results of operations and cash flows.

The types of loans in our portfolio have a higher degree of risk than other loans and a further downturn in our real estate markets could, therefore, hurt our business.

A continuing downturn in our real estate markets could hurt our business because many of our loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. As real estate prices continue to decline, the value of real estate collateral securing our loans is reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans. As of December 31, 2009, approximately 84% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. Most of our real property collateral is located in California and more specifically, Nevada and Placer counties. If there is a continuing, significant decline in real estate values, especially in California, the collateral for our loans will provide less security. Real estate values could be affected by, among other things, earthquakes and natural disasters particular to California. Any such downturn could have a material adverse effect on our business, financial condition, results of operations and cash flows. We do not engage in “subprime” or “Alt-A” lending.

We have a concentration in loans secured by commercial real estate.

We have a high concentration in commercial real estate loans. Commercial real estate loans, as defined by final guidance issued by bank regulators, are defined as construction, land development, other land loans, loans secured by multifamily (5 or more) residential properties, and loans secured by non-farm nonresidential properties. Following this definition, at December 31, 2009 and September 30, 2010, approximately 52.8% and 56.1%, respectively, of our loan portfolio can be classified as commercial real estate lending. Commercial real estate loans generally involve a higher degree of credit risk than residential mortgage lending due, among other things, to the large amounts loaned to individual borrowers. In addition, unlike residential mortgage loans, commercial real estate loans generally depend on the cash flow from the property to service the debt. Cash flow may be significantly affected by general economic conditions. Losses incurred on loans to a small number of borrowers could have a material adverse impact on our income and financial condition. Also, many of our commercial real estate borrowers have more than one loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Additionally, federal banking regulators recently issued final guidance regarding commercial real estate lending. This guidance suggests that institutions that are potentially exposed to significant commercial real estate concentration risk will be subject to increased regulatory scrutiny. Institutions that have experienced rapid growth in commercial real estate lending, have notable exposure to a specific type of commercial real estate lending, or are approaching or exceed certain supervisory criteria that measure an institution’s commercial real estate portfolio against its capital levels, may be subject to such increased regulatory scrutiny. Our commercial real estate portfolio may be viewed as falling within one or more of the foregoing categories, and, accordingly, we may become subject to increased regulatory scrutiny because of our commercial real estate portfolio. If it is determined by our regulator that we have an undue concentration in commercial real estate lending, we may be required to maintain increased levels of capital and/or be required to reduce our concentration in commercial real estate loans.

Failure to successfully execute our strategy may adversely affect our performance.

Our financial performance and profitability depends on our ability to execute a long-term growth strategy. Continued growth, however, may present operating and other problems that could adversely affect our business, financial condition and results of operations. We may not be able to execute a long-term growth strategy successfully or maintain the level of profitability that we have historically experienced during growth cycles. Factors that may adversely affect our ability to attain our long-term financial performance goals include those stated elsewhere in this section, as well as:

•	Inability to control non-interest expense, including, but not limited to, rising employee, regulatory compliance, and legal costs and other professional fees;

•	Inability to increase non-interest income;

•	Inability to expand our market share in our existing markets; and

•	Inability to effectively manage and mitigate credit risk.

Our internal operations are subject to a number of risks.

We are subject to certain operations risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls or is uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

•	Information Systems

We rely heavily on communications and information systems to conduct our business. Many of these systems are provided by third parties. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, interruptions or security breaches may still occur and, if they do occur, they may not be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in the existing systems utilized by the Bank without the need to expend substantial resources, if at all.

•	Technological Advances

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

•	Severe Weather, Natural Disasters, Acts of War or Terrorism and Other External Events

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. For example, Northern California is subject to earthquakes. Many of our borrowers could suffer uninsured property damage, experience interruption of their business or lose their jobs after a major disaster. Those borrowers might not be able to repay their loans, and the collateral for loans could decline significantly in value. Operations in our market could be disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to our banking and operation facilities. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We depend on cash dividends from our subsidiary bank to meet our cash obligations and a failure to receive them could impair our ability to fulfill our obligations

As a holding company, dividends from our subsidiary bank provide a substantial portion of our cash flow used to service the payments on our preferred stock and our trust preferred securities and other obligations, including cash dividends, if any, to shareholders of common stock. Various statutory provisions restrict the amount of dividends our subsidiary bank can pay to us without regulatory approval and the Bank is currently unable to pay us dividends at the present time.

We have a limited service area. This lack of geographic diversification increases our risk profile.

Our operations are located principally in Nevada County and the greater Auburn area in Placer County, California. As a result of this geographic concentration, our results depend largely upon economic and business conditions in this area. Deterioration in economic and business conditions in our service area could have a material adverse impact on the quality of our loan portfolio and the demand for our products and services, which in turn may have a material adverse effect on our results of operations.

Our ability to access markets for funding and acquire and retain customers could be adversely affected by the deterioration of other financial institutions or the financial service industry’s reputation.

Reputation risk is the risk to liquidity, earnings and capital arising from negative publicity regarding the financial services industry. The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry’s image and potentially erode consumer confidence in insured financial institutions, such as the Bank. In addition, our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. We could experience increases in deposits and assets as a direct or indirect result of other banks’ difficulties or failure, which would increase the capital we need to support such growth or we could experience severe and unexpected decreases in deposits which could adversely impact our liquidity, heighten regulatory concern or endanger our continuing existence.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of and experience in the California community banking industry. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies will often be lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan and deposit origination, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. The impact of TARP and related acts on executive and incentive compensation may also make it far more difficult to attract and retain key personnel.

Our success will be highly dependent on retaining the current executive management team who will work directly with the employees to implement the strategic direction of our Board of Directors. We believe this management team, who has worked in the banking industry for a number of years, is integral to implementing our business strategy. The loss of the services of any one of them could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce our net interest income. A substantial portion of the Bank’s income will be derived from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, we anticipate that changes in interest rates will not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans; rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline and in falling interest rate environments, loan repayment rates will increase. We cannot assure you that we can minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Interest rates will also affect how much money we can lend. When interest rates rise, the cost of borrowing will increase. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan and deposit origination volume, business, financial condition, results of operations and cash flows.

We will face strong competition from financial service companies and other companies that offer banking services which could hurt our business.

We conduct our banking operations largely in portions of Nevada County and the greater Auburn area in Placer County, California. Increased competition in our markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our service areas. These competitors include national banks, regional banks and other community banks. We will also face competition from many other types of financial institutions, including savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors may have greater resources that may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions may have larger lending limits which would allow them to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology-driven products and services. We also face competition from out-of-market financial intermediaries that have opened loan production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to achieve appropriate loan growth and level of deposits and our business, financial condition, results of operations and cash flows.

If we cannot attract deposits, our growth may be inhibited.

Our ability to increase our assets in the long-term depends in large part on our ability to attract additional deposits at competitive rates. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. Our efforts may not be successful. Our inability to attract additional deposits at competitive rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, such as the Order. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

We will be exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

If we fail to maintain an effective system of internal and disclosure controls, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial reporting, which would harm our business.

During a mandatory two week vacation, as required by the Bank’s internal policies, of an employee in the second quarter of 2009, management identified and addressed the circumvention of certain policies and procedures by that employee within the Company’s lending operations that had occurred during the latter part of 2008. This circumvention of policies and procedures related to unauthorized extensions of credit, inappropriate transactions on customers accounts and the withholding of critical financial information from the Board of Directors, executive management and external independent auditors. As a result, the employee was terminated, changes to management in the loan department were subsequently made, including the appointment of a new Senior Credit Administrator and Note Department Manager, and additional controls were designed and implemented to prevent it from occurring in the future. Such controls include, but are not limited to, quarterly certifications by department managers surrounding internal controls, Audit Committee inquiries of management, and additional training and monitoring.

Subsequently, an external auditor was engaged to review and test the controls in lending operations. In addition, both internal and independent reviews of the Company’s loan portfolio were conducted and it was determined that an additional provision for loan losses of $16 million, including loan charge-offs of approximately $10.8 million, should be reflected as part of the December 31, 2008 consolidated financial statements. The after tax effect of these adjustments was to increase the previously reported net loss for the year ended December 31, 2008 by approximately $9.6 million.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal controls, we may discover material weaknesses or significant deficiencies in our internal control as defined under standards adopted by the American Institute of Certified Public Accountants (“AICPA”), that require remediation. Under the AICPA standards, a “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting.

As a result of weaknesses that may be identified in our internal controls, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure controls. However, these efforts may not be successful. Any failure to maintain effective controls or timely place into effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information. These circumstances could make it difficult or impossible for us to raise additional capital.

The restrictions on executive compensation that apply to the Company as a result of participation in TARP restrict our business.

As a result of the Company’s participation in the Capital Purchase Program (“CPP”), the Company is subject to the executive compensation restrictions applicable to CPP participants. These restrictions are mandated by way of EESA and the ARRA. As such, the Company must comply with many executive compensation and corporate governance restrictions including, but not limited to the following requirements: (i) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (ii) requiring the clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (iii) prohibiting making golden parachute payments to senior executives; and (iv) agreeing not to deduct for tax purposes, executive compensation in excess of $500,000 for each senior executive. The Company will also be subject to any changes in the executive compensation restrictions placed on CPP participants. Such restrictions and any future restrictions on executive compensation, which may be adopted, could adversely affect our ability to hire and retain senior executive officers.

Risks Related to an Investment in Our Shares

Historically, we have not paid dividends on our common stock and under California law we are currently ineligible to pay dividends.

We intend to follow a policy of retaining earnings, if any, for the purpose of increasing our capital and supporting further growth. It is not anticipated that we will pay cash dividends on our common stock anytime in the foreseeable future. Finally, all dividends are declared and paid at the discretion of our Board of Directors and are dependent upon our liquidity, financial condition, results of operations, capital requirements and such other factors as our Board of Directors may deem relevant. Currently, we are ineligible to pay dividends under California law.

Our TARP preferred securities have a priority right to payment of dividends and the failure to resume paying dividends on the TARP preferred securities may adversely affect us.

On December 23, 2008, we completed a transaction with the Treasury under TARP, or the TARP Transaction. In the TARP Transaction, we sold 10,400 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A to Treasury, which bears an initial dividend rate of 5% increasing to 9% after five years. In addition, Treasury received a warrant for the purchase of 520 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, which bears a dividend rate of 9%. The warrant was immediately exercised.

The preferred securities issued in the TARP Transaction have a priority right to dividends and payment over our common stock. Any new dividends that we pay will also require the approval of the Treasury. The dividends declared and the accretion on our outstanding preferred securities will reduce the net income available to common stockholders and our earnings per common share. Our outstanding preferred securities will also receive preferential treatment in the event of our liquidation, dissolution or winding-up. Our ability to repurchase shares of our common stock is also restricted by the TARP Transaction.

In order to conserve capital, we deferred our fifth consecutive dividend payment on the TARP preferred securities in August 2010 and are likely to be unable to make such quarterly payments for the foreseeable future. Until we pay all accrued and unpaid dividends current, we will not be able to declare or pay dividends on our common stock or repurchase shares of such stock. Additionally, if we defer an aggregate of six quarterly dividend payments, whether or not consecutive, the holder of the TARP preferred securities will have the right to elect two new directors to our Board of Directors.

Our trust preferred securities have a priority right to payment of dividends and the failure to resume paying interest on our trust preferred securities may adversely affect us.

Historically, we have supported our growth through the issuance of trust preferred securities. Trust preferred securities have a priority right to distributions and payment over our common stock. At December 31, 2009, we had trust preferred securities and related debt totaling approximately $15.5 million. We began deferring interest payments on our trust preferred securities in July 2010. Through December 2010, we have deferred $226,000 of interest. Until we pay all currently due and deferred interest payments, we will not be able to declare or pay dividends on our common stock. Finally, all dividends are declared and paid at the discretion of our Board of Directors and are dependent upon our liquidity, financial condition, results of operations, capital requirements, requirements of the Order and Federal Reserve Agreement and such other factors as our Board of Directors may deem relevant.

The value of our tax loss carry forward may be reduced.

At December 31, 2009, we had approximately $22.5 million in tax loss carry-forwards which are available to offset taxes on future profits. It is probable that a “change in control” for purposes of the Internal Revenue Code will occur due to this Offering. In such event, the value of the tax losses as an offset to taxes on future profits will be significantly reduced.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company believes that some of the information in this prospectus constitutes forward-looking statements. Forward-looking statements are based on management’s current expectations regarding economic, legislative, and regulatory issues that may impact our earnings in future periods. These statements may include statements regarding projected performance for periods following the completion of this Offering. They often include the words “believe,” “expect,” “intend,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Similarly, statements that describe our future financial condition, results of operations, objectives, strategies, plans, goals or future performance and business are also forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including, but not limited to, those described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other parts of this prospectus that could cause our actual results to differ materially from those anticipated in these forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from our goals, objectives, intentions, expectations and other forward-looking statements:

•	changes in general economic conditions, either nationally or locally in the Nevada County area or other areas in which we conduct or will conduct our business;

•	the persistence of the ongoing economic crisis;

•	inflation, interest rate, market and monetary fluctuations;

•	real estate values and competition;

•	changes in consumer spending habits and savings habits;

•	increases in competitive pressures among financial institutions and businesses offering similar products and services;

•	higher defaults on our loan portfolio than we expect;

•	changes in management’s estimate of the adequacy of the allowance for credit losses;

•	lower net income from operations;

•	loss of more business or customers than we expect, or operating costs higher than we expect;

•	ability to successfully grow our business in our market area;

•	legislative or regulatory changes or changes in accounting principles, policies or guidelines;

•	technological changes; and

•	regulatory or judicial proceedings.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

You should read this prospectus completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to release publicly our revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to units being offered by us in the Offering, including the shares of common stock and 2011 Warrants that make up the units. The maximum net proceeds from the sale of units are expected to be up to $[*] million before deducting our estimated offering expenses. However, the net proceeds could be considerably less but the amount of new equity capital and earnings that we achieve must not be less than the amount that would result in the Bank being in substantial compliance with the Capital Requirement of the Order or we will not close the Offering.

We plan to use the net proceeds from this Offering to support our capital ratios. The capital raised in this Offering will be needed in order for us to maintain “well capitalized” status under the bank regulatory capital ratio guidelines and the Order to which we are subject. See “Summary — Consent Order and Written Agreement.”

The proceeds contributed to the Bank will be used for general banking purposes including the making of loans and the purchase of investments. Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this Offering.

TRADING HISTORY AND DIVIDEND POLICY

Prior to this Offering there has been a limited public market for our common stock. Our common stock is quoted under the symbol “CZNB” on the OTC Bulletin Board. The following table presents for each quarterly period presented the high and low closing sale prices of our common stock. The closing prices have been adjusted for the effect of a 5% stock dividend distributed on June 19, 2008. Prices do not include retail mark-ups, markdowns or commissions.

Quarter Ended	Closing Prices
	Low	High
2008
March 31	$12.14	$17.24
June 30	$12.67	$18.10
September 30	$11.35	$16.25
December 31	$7.10	$15.75
2009
March 31	$5.75	$9.50
June 30	$4.05	$9.50
September 30	$4.00	$7.00
December 31	$3.50	$5.75
2010
March 31	$3.50	$5.25
June 30	$2.75	$4.00
September 30	$0.57	$5.99
December 31	$1.62	$2.95

On September 30, 2010, there were approximately 334 record holders and 2,335,090 shares of our common stock issued and outstanding.

We do not pay cash dividends as we have used our current and retained earnings to support our growth. We do not foresee any circumstances in the immediate future in which we would consider paying cash dividends on our common stock.

Additionally, our junior subordinated debt agreements and our preferred stock contain provisions that prohibit our paying dividends if we have deferred payment of interest on outstanding trust preferred securities or are in arrears in the payment of dividends on our preferred stock. We are currently in arrears on dividend payments on our preferred stock. For a discussion of the limitations on dividends, see “Business — Supervision and Regulation — Payment of Dividends.” We are also deferring interest payments on the trust preferred securities.

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 about the Company’s equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	67,082	$13.43	594,607
Equity compensation plans not approved by security holders	—	—	—
Total	67,082	$13.43	594,607

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010 on an actual and pro forma basis. The pro forma basis is adjusted to reflect receipt and application by us of the maximum estimated net proceeds from our sale of [*] units in the Offering at an offering price of $[*] per unit, after deducting the estimated offering expenses.

You should read this table in conjunction with the financial statements and the other financial information included in this prospectus.

	As of September 30, 2010
(Unaudited)	Actual	Pro Forma
	(Dollars in thousands, except share and per share amounts)
Indebtedness:
Borrowings	$48,567		$48,567
Junior subordinated debentures	15,465		15,465
Shareholders’ Equity:
Serial preferred stock — 2,500,000 shares authorized
Series A preferred stock; 10,400 shares outstanding	10,031		10,031
Series B preferred stock; 520 shares outstanding	520		520
Common stock — no par value; 20,000,000 shares authorized, 2,335,090 shares outstanding, actual; [*] shares outstanding, pro forma	16,040		[*]
Accumulated deficit	(21,448)		(21,448)
Accumulated other comprehensive loss, net of taxes	(5)		(5)
Total shareholders’ equity	5,138		[*]
Total capitalization	$69,170	$	[*]

Citizens Bancorp Capital Ratios:
Leverage capital ratio	2.0%		[*]%
Tier 1 risk-based capital ratio	2.4%		[*]%
Total risk-based capital ratio	8.5%		[*]%
Citizens Bank of Northern California Capital Ratios:
Leverage capital ratio	5.7%		[*]%
Tier 1 risk-based capital ratio	7.0%		[*]%
Total risk-based capital ratio	8.3%		[*]%

Book value per common share	$(2.32)	$	[*]

DILUTION

If you invest, you will suffer substantial dilution to the extent the offering price per unit exceeds the tangible book value of our common stock immediately after this Offering. The book value of our common stock as of September 30, 2010 was negative $5.4 million, or negative $2.32 per share of common stock. The tangible book value per share, as adjusted, represents shareholders’ equity divided by the 2,335,090 shares of our common stock outstanding as of that date.

After giving effect to the issuance and sale of [*] shares of our common stock in this Offering and our receipt of approximately $[*] million in net proceeds from such sale, based on an offering price of $[*] per unit, and after deducting the estimated expenses of the offering, our as adjusted tangible book value as of September 30, 2010 would have been approximately $[*] million, or $[*] per share. This amount represents an immediate increase in tangible book value per share of $[*] to existing shareholders and an immediate dilution of $[*] per share to purchasers of the units in this Offering. Dilution is determined by subtracting the tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock.

It is currently anticipated that our directors and executive officers will purchase approximately 300,000 to 500,000 units.

The following table illustrates the per share dilution as of September 30, 2010:

Offering price per share	$	[*]
Book value per common share as of September 30, 2010, actual		($2.32)
Increase in tangible book value per share attributable to new investors	$	[*]
As adjusted tangible book value per share after this offering	$	[*]
Dilution per share to new investors	$	[*]

The shares of common stock outstanding exclude 660,230 shares of common stock reserved for issuance under our stock option plans of which 65,623 shares were subject to outstanding options at September 30, 2010. To the extent that options are exercised or other share awards are made under our stock option plan, there may be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Information” and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Critical Accounting Policies

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s accounting policies are integral to understanding the financial results reported. The most complex of these accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. The Company has established detailed policies and internal control procedures that are intended to ensure valuation methods are well controlled and consistently applied from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The accounting areas where management’s judgment is most likely to materially impact the Company’s financial results are:

Allowance for Credit Losses

The allowance for credit losses is maintained to provide for estimated credit losses that are probable the Company will incur as of the balance sheet date. Loans determined to be impaired are evaluated individually by management for determination of the specific loss, if any, that exists as of the balance sheet date. In addition, reserve factors are assigned to currently performing loans by loan type based on historical loss rates and adjusted for various qualitative factors such as economic and market conditions, concentrations and other trends within the credit portfolio. When management believes that additional reserves are needed, the allowance for credit losses is increased by recording a charge to operations through the provision for loan losses. The allowance is decreased as loans are charged-off, net of recoveries. Management reviews the adequacy of the allowance for credit losses at least quarterly.

Management believes the allowance for credit losses is a “critical accounting estimate” because management’s estimate of loan losses on loans not already identified as impaired, requires management to carefully evaluate the pertinent facts and circumstances as of the balance sheet date to determine how much, if any, adjustment is required to the historical loss rate for each loan type. In addition, estimates of loan losses on currently performing loans are subject to change in future reporting periods as facts and circumstances change. For example, a continued decline in the California real estate market may result in management increasing its estimate of loan losses if such estimated losses are considered probable at the balance sheet date. Furthermore, the FDIC and DFI, as an integral part of their examination process, review the allowance for credit losses. These agencies may require additions to the allowance for credit losses based on their judgment about information at the time of their examinations.

Economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans may occur which would be reflected in increased losses in our loan portfolio, which could result in actual losses that exceed reserves previously established.

Other Real Estate Owned and Foreclosed Assets

Other real estate owned (“OREO”) or other foreclosed assets acquired through loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Any adjustment at the time of foreclosure or shortly thereafter is recorded through the allowance for credit losses. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair value of other real estate owned or foreclosed asset could differ from the original estimate. If it is determined that fair value has declined subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Operating costs associated with the assets after acquisition are also recorded as non-interest expense. Gains and losses on the disposition of other real estate owned and foreclosed assets are netted and recorded in other non-interest income or expense.

Deferred Income Tax Assets/Liabilities

Our net deferred income tax asset arises from differences in the dates that items of income and expense enter into our reported income and taxable income. Deferred tax assets and liabilities are established for these items as they arise. From an accounting standpoint, deferred tax assets are reviewed to determine if a valuation allowance is required based on both positive and negative evidence currently available. Positive evidence includes the historical levels of our taxable income, estimates of our future taxable income including tax planning strategies, the reversals of deferred tax liabilities and taxes available in carry-back years. Negative evidence primarily includes the cumulative deficit, the Company not meeting its financial projections in 2009 or 2008 and the ongoing levels of non-performing assets. Additionally, projected or future economic and business conditions have been considered, and we have determined the need to establish a valuation allowance for deferred tax assets, based on the weight of available evidence, that it is less likely that some portion or all of the deferred tax assets may be realized.

Additionally, the Company reviews its uncertain tax positions annually. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount actually recognized is the largest amount of tax benefit that is greater than 50% likely to be recognized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. A significant amount of judgment is applied to determine both whether the tax position meets the “more likely than not” test as well as to determine the largest amount of tax benefit that is greater than 50% likely to be recognized. Differences between the position taken by management and that of taxing authorities could result in a reduction of a tax benefit or increase to tax liability, which could adversely affect future income tax expense.

Results of Operations

The following discussion is designed to provide a better understanding of significant trends related to the Company’s financial condition, results of operations, liquidity and capital. It pertains to the Company’s financial condition, changes in financial condition and results of operations as of September 30, 2010, December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009 and for the three and nine month periods ended September 30, 2010 and 2009. The discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto and the other financial information appearing elsewhere herein. Certain preliminary financial information as of December 31, 2010 and for the three months then ended is presented at “Summary — Other Recent Developments — Events Subsequent to September 30, 2010 Unaudited Interim Financial Statements.”

Overview

The following table presents our key performance indicators for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands, except share and per share data)
Net interest income	$15,122	$15,100	$14,294
Provision for credit losses	11,115	23,900	945
Net interest income (loss) after provision for credit losses	4,007	(8,800)	13,349
Non-interest income	5,112	2,140	2,206
Non-interest expense	15,691	11,653	11,242
Provision for (benefit from) income taxes	6,568	(7,662)	1,728
Net (loss) income	(13,140)	(10,651)	2,585
Dividends and discount accretion on preferred stock	(328)	—	—
Net (loss) income applicable to common shareholders	$(13,468)	$(10,651)	$2,585
Average assets	$376,524	$350,545	$301,885
Average shareholders’ equity	$18,523	$20,960	$20,233

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands, except share and per share data)
Share Information:
Weighted average shares outstanding — basic	1,920,300	1,915,117	1,911,897
Weighted average shares outstanding — diluted	1,920,300	1,915,117	1,956,595
Profitability Measures:
(Loss) earnings per share — basic	$(7.01)	$(5.56)	$1.35
(Loss) earnings per share — diluted	$(7.01)	$(5.56)	$1.32
Return on average assets	(3.58)%	(3.04)%	0.86%
Return on average shareholders’ equity	(72.71)%	(50.82)%	12.77%
Efficiency Ratio	77.55%	67.60%	68.14%

All share and per share data for 2007 has been adjusted for a 5% stock dividend distributed on June 19, 2008.

Our Company has been affected by an economic downturn unprecedented in recent memory. After recording a valuation allowance on deferred tax assets of $9.3 million and impairment charges related to OREO of $3.4 million, the net loss for the year ended December 31, 2009 was $13.5 million, or $7.01 loss per share, compared to a loss of $10.7 million, or $5.56 loss per share, for the same period in 2008. The results for 2009 as compared to 2008 were benefited by a decrease in the provision for loan losses of $12.8 million and a gain on sale of loans of $2.8 million. These benefits were offset by an increase in non-interest expenses of $4.0 million and the full valuation allowance recorded against our net deferred tax assets during the fourth quarter of 2009 which resulted in an increase in the tax provision of $14.2 million.

The following table presents our key performance indicators for the three and nine months ended September 30, 2010 and 2009:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(Unaudited)	2010	2009	2010	2009
	(Dollars in thousands, except share and per share data)
Net interest income	$3,415	$3,673	$10,626	$10,942
Provision for credit losses	400	400	7,900	3,900
Net interest income after provision for credit losses	3,015	3,273	2,726	7,042
Non-interest income	628	594	1,720	1,716
Non-interest expense	3,602	3,214	8,895	11,099
Provision for (benefit from) income taxes	—	264	—	(946)
Net income (loss)	41	389	(4,449)	(1,395)
Dividends and discount accretion on preferred stock	(26)	(26)	(78)	(302)
Net income (loss) applicable to common shareholders	$15	$363	$(4,527)	$(1,697)
Average assets	$341,801	$384,400	$342,920	$375,745
Average shareholders’ equity	$5,128	$19,491	$7,438	$19,831

Share Information:
Weighted average shares outstanding — basic	2,335,090	1,915,981	2,324,193	1,915,981
Weighted average shares outstanding — diluted	2,335,090	1,915,981	2,324,193	1,915,981

Profitability Measures:
Earnings (loss) per share — basic	$0.01	$0.19	$(1.95)	$(0.89)
Earnings (loss) per share — diluted	$0.01	$0.19	$(1.95)	$(0.89)
Return on average assets	0.02%	0.38%	(1.76)%	(0.60)%
Return on average shareholders’ equity	1.13%	7.40%	(81.37)%	(11.44)%
Efficiency ratio	89.10%	75.32%	72.05%	87.68%

Net income for the three month period ended September 30, 2010 was $15 thousand compared to $363 thousand for the same period in 2009. Earnings per diluted share for the three months ended September 30, 2010 was $0.01, compared to $0.19 for the three months ended September 30, 2009.

The net loss for the nine month period ended September 30, 2010 was $4.5 million compared to a net loss of $1.7 million for the same period in 2009. The primary contributor to the increase in the net loss for the nine months ended September 30, 2010 was an increase in the provision for credit losses. The provision for credit losses for the nine month period ended September 30, 2010 was $7.9 million, an increase of $4.0 million compared to the $3.9 million recorded during the same period in 2009. This was offset by the reversal of liabilities totaling $1.3 million associated with the cancellation of certain deferred compensation agreements in 2010, compared to the reversal of $714 thousand in the same period of the prior year. The loss per diluted share for the nine months ended September 30, 2010 was $1.95, compared to a loss per share for the nine months ended September 30, 2009 of $0.89.

Consistent with the Company’s plan to reduce assets by using excess liquidity to reduce borrowings and brokered deposits, total assets as of September 30, 2010 were $357.5 million, a decrease of $13.6 million, or 4%, from $371.1 million as of December 31, 2009. Total loans as of September 30, 2010 were $278.6 million, a decrease of $26.1 million, or 9%, from $304.7 million as of December 31, 2009. Over the same period, deposits decreased $19.6 million, or 6%, to $283.0 million at September 30, 2010, compared to $302.6 million at December 31, 2009. This decrease in deposits includes the $9.2 million, or 100%, reduction in brokered deposits from December 31, 2009. Borrowings increased $8.6 million, or 21%, to $48.6 million at September 30, 2010, from $40.0 million at December 31, 2009.

Total assets as of December 31, 2009 were $371.1 million, an increase of $7.8 million, or 2%, from $363.3 million as of December 31, 2008. Total loans as of December 31, 2009 were $304.7 million, a decrease of $7.6 million, or 2%, from $312.4 million as of December 31, 2008. Interest bearing deposits in other banks and federal funds sold increased $29.7, or 115.8%, to $55.4 million at December 31, 2009, from $25.7 million at December 31, 2008. Over the same period, deposits grew $2.9 million, or 1%, to $302.6 million at December 31, 2009, compared to $299.8 million at December 31, 2008. The deposit growth reflects the growth of deposits in the Bank’s core markets of $32 million, offset by brokered deposit maturities of $29.1 million. Borrowings increased $17.0 million, or 73.9%, to $40.0 million at December 31, 2009, from $23.0 million at December 31, 2008.

Looking forward: 2011 and beyond

In management’s opinion, the following key issues will influence the financial results of the Company in 2011 and future years:

•	We must recapitalize the Company to overcome the losses sustained in 2010, 2009 and 2008. In December 2009, we started that process by raising nearly $1.6 million in capital from a private placement stock sale in order to strengthen the Bank’s balance sheet and capital position. A majority of the funds were raised from directors, officers and other charter members of the Board. In addition, in April 2010, as a continuation of the private placement, we received an additional $100 thousand.

•	We must bring ourselves into compliance with the Order as quickly as possible in order to reduce the actual costs involved in achieving compliance and refocus management’s attention on traditional banking activities.

•	In June 2010, the regulators completed a full examination of the Bank. The regulators also refused to grant the Bank’s request for an extension of the July deadline to achieve the Capital Requirement of the Order.

The Company and the Bank believe that the regulators may take further enforcement action including the possible modification of the Order.

In light of these circumstances, the board of directors has decided to proceed with the Offering. However, it will not close the Offering if new equity capital and earnings combined would not result in the Bank being in substantial compliance with the Capital Requirement of the Order.

•	Our results can be significantly influenced by changes in the credit quality of our borrowers. Nonaccrual loans totaled $27.1 million or 10.3% of total loans at December 31, 2010. The provision for credit losses was $11.1 million in 2009, a significant decrease over the $23.9 million in 2008. The provision for credit losses was $7.9 million for the nine months ended September 30, 2010 and we added an additional $2.2 million for the three months ended December 31, 2010. As the economy and real estate values stabilize, management anticipates that loan loss provisions in 2011 will be less than the 2010, 2009 and 2008 levels. However, with the current economic conditions in the United States and California, and an increasing number of borrowers who are impacted by the recession, substantial uncertainty regarding the timing and extent of economic recovery remains. As such, increases in the level of provisioning for credit losses may be necessary.

•	Our earnings are sensitive to changes in market interest rates. Our balance sheet is slightly asset sensitive and as a result, our net interest margin tends to increase in a rising interest rate environment and decline in a falling interest rate environment. Throughout 2009, interest rates have been at historically low levels, which compressed our net interest margin. As the Federal Reserve begins to increase interest rates, our net interest margin will begin to rise as well. Management does not anticipate a significant impact until interest rates increase by 2%, when it is expected that variable rate loans will begin to rise above their current floors.

In addition to changes in market interest rates, the net interest margin has come under pressure from: (1) aggressive competitor pricing strategies for both loans and deposits to which the Company needs to respond in order to retain customers; and (2) changes in deposit mix as customers move funds from low or non-interest bearing transaction and savings accounts to higher yielding time deposits.

•	In February 2010, the Bank relocated its Central Operations Department to its downtown Grass Valley location, making room for the Bank to lay the early groundwork for establishing a Small Business Administration (“SBA”) Lending Division at their Nevada City Loan Operations Center. These moves are part of several strategies the Bank has put into motion to position the Bank for the future. These strategies will enable the Bank to provide continued excellent service, enhance its menu of financial products offered, increase efficiency and improve financial performance. The Bank’s move to broaden its SBA lending and seek “Preferred Lender” status is part of a long-term strategy in providing loans to small business, both real estate and non-real estate related, under a government guaranteed program.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest earned on assets and interest paid on liabilities. Net interest margin is net interest income expressed as a percentage of average interest earning assets. Our balance sheet is asset sensitive and as a result, our net interest margin tends to increase in a rising interest rate environment and decline in a falling interest rate environment. The majority of our earning assets are tied to market rates, such as the prime rate, and therefore rates on our earning assets generally reprice along with a movement in market rates while interest bearing liabilities, primarily deposits, typically reprice more slowly and usually incorporate only a portion of the movement in market rates.

The following tables present, for the periods indicated, the distribution of average assets, liabilities and shareholders’ equity, as well as the net interest income from average interest earning assets and the resultant yields expressed as percentages. Nonaccrual loans are included in the calculation of average loans while non-accrued interest thereon is excluded from the computation of yields earned.

	Year Ended December 31,
	2009			2008			2007
	Average Balance	Interest Income or Expense	Average Yield or Cost	Average Balance	Interest Income or Expense	Average Yield or Cost	Average Balance	Interest Income or Expense	Average Yield or Cost
	(Dollars in thousands)
ASSETS
Interest earning assets:
Total loans (1) (2) (3)	$310,253	$19,215	6.19%	$316,500	$21,801	6.89%	$279,221	$22,428	8.03%
Investment securities available-for-sale (1)	1,670	40	2.40%	1,205	40	3.32%	1,446	55	3.80%
Federal funds sold	8,409	8	0.10%	9,440	125	1.32%	1,981	66	3.33%
Interest bearing deposits with other banks	15,021	27	0.18%	323	5	1.55%	172	8	3.33%
Total interest earning assets	335,353	19,290	5.75%	327,468	21,971	6.71%	282,820	22,557	7.98%
Non-interest earning assets:
Cash and due from banks	26,305			7,182			8,891
Allowance for credit losses	(13,988)			(4,678)			(3,586)
Other assets	28,854			20,573			13,760
Total assets	$376,524			$350,545			$301,885
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Interest bearing demand	$39,073	9	0.02%	$34,547	10	0.03%	$28,314	105	0.37%
Money market	59,143	719	1.22%	60,586	1,418	2.34%	54,624	1,658	3.04%
Savings	16,953	67	0.40%	13,634	72	0.53%	11,910	112	0.94%
Time certificates of deposit	120,464	2,431	2.02%	112,194	3,950	3.52%	96,695	4,815	4.98%
Total interest bearing deposits	235,633	3,226	1.37%	220,961	5,450	2.47%	191,543	6,690	3.49%
Borrowings	30,875	473	1.53%	22,638	493	2.18%	5,613	398	7.09%
Junior subordinated debentures	15,465	469	3.03%	15,465	928	6.00%	15,465	1,175	7.60%
Total interest bearing liabilities	281,973	4,168	1.48%	259,064	6,871	2.65%	212,621	8,263	3.89%
Non-interest bearing liabilities:
Demand deposits	72,397			66,933			65,860
Other liabilities	3,631			3,588			3,171
Total liabilities	358,001			329,585			281,652
Shareholders’ equity	18,523			20,960			20,233
Total liabilities and shareholders’ equity	$376,524			$350,545			$301,885
Net interest income		$15,122			$15,100			$14,294
Net interest margin (4)			4.51%			4.61%			5.05%

(1)	Yields on loans and tax exempt securities have not been adjusted to a tax-equivalent basis because the impact is not considered significant.

(2)	Average nonaccrual loan balances of $26.7 million for 2009, $10.5 million for 2008 and $2.9 million for 2007 are included in average loan balances for computational purposes.

(3)	Loan origination fees and costs are included in interest income as adjustments of the loan yields over the life of the loan using the interest method. Loan interest income includes net loan costs of $112 thousand for 2009 and net loan fees of, $152 thousand and $257 thousand for 2008 and 2007, respectively.

(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

The following tables show the change in interest income and interest expense and the amount of change attributable to variances in volume and rates:

	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
	Volume	Rate (1)	Net Change
	(Dollars in thousands)
Interest income:
Loans	$(430)	$(2,156)	$(2,586)
Investment securities available-for- sale	15	(15)	—
Federal funds sold	(14)	(103)	(117)
Interest bearing deposits with other banks	228	(206)	22
Total interest income	(201)	(2,480)	(2,681)
Interest expense:
Interest bearing demand	1	(2)	(1)
Money market	(34)	(665)	(699)
Savings	18	(23)	(5)
Time certificates of deposit	291	(1,810)	(1,519)
Borrowings	179	(199)	(20)
Junior subordinated debentures	—	(459)	(459)
Total interest expense	455	(3,158)	(2,703)
Net interest income	$(656)	$678	$22

	Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
	Volume	Rate (1)	Net Change
	(Dollars in thousands)
Interest income:
Loans	$2,994	$(3,621)	$(627)
Investment securities available-for- sale	(9)	(6)	(15)
Federal funds sold	249	(190)	59
Interest bearing deposits with other banks	7	(10)	(3)
Total interest income	3,241	(3,827)	(586)
Interest expense:
Interest bearing demand	23	(118)	(95)
Money market	181	(421)	(240)
Savings	16	(56)	(40)
Time certificates of deposit	772	(1,637)	(865)
Borrowings	1,207	(1,112)	95
Junior subordinated debentures	—	(247)	(247)
Total interest expense	2,199	(3,591)	(1,392)
Net interest income	$1,042	$(236)	$806

(1)	Factors contributing to both changes in rate and volume have been attributed to changes in rates.

The following tables present, for the periods indicated, the distribution of average assets, liabilities and shareholders’ equity, as well as the net interest income from average interest earning assets and the resultant yields expressed as percentages. Nonaccrual loans are included in the calculation of average loans while non-accrued interest thereon is excluded from the computation of yields earned.

(Unaudited)	Three Months Ended September 30, 2010			Three Months Ended September 30, 2009
	Average Balance	Interest Income or Expense	Average Yield or Cost	Average Balance	Interest Income or Expense	Average Yield or Cost
	(Dollars in thousands)
ASSETS
Interest-earning assets:
Loans (1) (2) (3)	$285,329	$3,896	5.42%	$308,602	$4,628	5.95%
Investment securities	7,372	55	2.96%	1,566	7	1.77%
Federal funds sold	—	—	0.00%	162	—	0.00%
Interest-bearing deposits with other banks	19,753	47	0.94%	32,040	12	0.00%
Total interest-earning assets	312,454	3,998	5.08%	342,370	4,647	5.38%
Non-earning assets:
Cash and due from banks	25,514			26,296
Allowance for credit losses	(15,204)			(14,373)
Other assets	19,037			30,107
Total assets	$341,801			$384,400

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand	$43,816	2	0.02%	$40,229	2	0.02%
Money market	59,087	111	0.75%	58,651	174	1.18%
Savings	17,944	9	0.20%	17,219	17	0.39%
Time certificates of deposit	78,067	235	1.19%	121,405	554	1.81%
Total interest-bearing deposits	198,914	357	0.71%	237,504	747	1.25%
Borrowings	39,283	120	1.21%	32,000	120	1.49%
Trust preferred securities	15,465	106	2.72%	15,465	107	2.74%
Total interest-bearing liabilities	253,662	583	0.91%	284,969	974	1.36%
Noninterest-bearing liabilities:
Demand deposits	79,333			76,384
Other liabilities	3,678			3,556
Total liabilities	336,673			364,909
Shareholders’ equity	5,128			19,491
Total liabilities and shareholders’ equity	$341,801			$384,400

Net interest income		$3,415			$3,673
Net interest margin (4)			4.34%			4.26%

(1)	Yields on loans and tax exempt securities have not been adjusted to a tax-equivalent basis because the impact is not considered significant.

(2)	Average nonaccrual loan balances of $30.4 million for 2010 and $25.1 million for 2009 are included in average loan balances for computational purposes.

(3)	Loan origination fees and costs are included in interest income as adjustments of the loan yields over the life of the loan using the interest method. Loan interest income includes net loan costs of $30 thousand for 2010 and $44 thousand for 2009, respectively.

(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

(Unaudited)	Nine Months Ended September 30, 2010			Nine Months Ended September 30, 2009
	Average Balance	Interest Income or Expense	Average Yield or Cost	Average Balance	Interest Income or Expense	Average Yield or Cost
	(Dollars in thousands)
ASSETS
Interest-earning assets:
Loans (1) (2) (3)	$292,988	$12,298	5.61%	$312,460	$14,201	6.08%
Investment securities	4,148	91	2.93%	1,705	33	2.59%
Federal funds sold	—	—	0.00%	8,979	8	0.12%
Interest-bearing deposits with other banks	15,569	68	0.58%	10,977	12	0.15%
Total interest-earning assets	312,705	12,457	5.33%	334,121	14,254	5.70%
Non-earning assets:
Cash and due from banks	26,858			24,764
Allowance for credit losses	(14,640)			(13,842)
Other assets	17,997			30,702
Total assets	$342,920			$375,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand	$43,296	5	0.02%	$38,064	7	0.02%
Money market	60,630	318	0.70%	58,353	567	1.30%
Savings	18,325	30	0.22%	16,658	51	0.41%
Time certificates of deposit	84,214	835	1.33%	123,784	1,980	2.14%
Total interest-bearing deposits	206,465	1,188	0.77%	236,859	2,605	1.47%
Borrowing	33,428	347	1.39%	29,500	335	1.52%
Trust preferred securities	15,465	296	2.56%	15,465	372	3.22%
Total interest-bearing liabilities	255,358	1,831	0.96%	281,824	3,312	1.57%
Noninterest-bearing liabilities:
Demand deposits	76,830			70,392
Other liabilities	3,294			3,698
Total liabilities	335,482			355,914
Shareholders’ equity	7,438			19,831
Total liabilities and shareholders’ equity	$342,920			$375,745

Net interest income		$10,626			$10,942
Net interest margin (4)			4.54%			4.38%

(1)	Yields on loans and tax exempt securities have not been adjusted to a tax-equivalent basis because the impact is not considered significant.

(2)	Average nonaccrual loan balances of $29.2 million for 2010 and $25.3 million for 2009 are included in average loan balances for computational purposes.

(3)	Loan origination fees and costs are included in interest income as adjustments of the loan yields over the life of the loan using the interest method. Loan interest income includes net loan costs of $75 thousand for 2010 and $78 thousand for 2009, respectively.

(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

The following tables show the change in interest income and interest expense and the amount of change attributable to variances in volume and rates for the periods presented:

	Three Months Ended September 30, 2010 Compared to the Three Months Ended September 30, 2009
	Volume	Rate (1)	Net Change
	(Dollars in thousands)
Interest income:
Loans	$(349)	$(383)	$(732)
Investment securities	26	22	48
Federal funds sold	—	—	—
Interest-bearing deposits with other banks	(5)	40	35
Total interest income	(328)	(321)	(649)
Interest expense:
Interest-bearing demand	—	—	—
Money market	1	(64)	(63)
Savings	1	(9)	(8)
Time certificates of deposit	(198)	(121)	(319)
Borrowings	27	(27)	—
Junior subordinated debentures	—	(1)	(1)
Total interest expense	(169)	(222)	(391)
Net interest income	$(159)	$(99)	$(258)

(1)	Factors contributing to both changes in rate and volume have been attributed to changes in rates.

	Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009
	Volume	Rate (1)	Net Change
	(Dollars in thousands)
Interest income:
Loans	$(885)	$(1,018)	$(1,903)
Investment securities	47	11	58
Federal funds sold	(8)	—	(8)
Interest-bearing deposits with other banks	5	51	56
Total interest income	(841)	(956)	(1,797)
Interest expense:
Interest-bearing demand	1	(3)	(2)
Money market	22	(271)	(249)
Savings	5	(26)	(21)
Time certificates of deposit	(633)	(512)	(1,145)
Borrowings	45	(33)	12
Junior subordinated debentures	—	(76)	(76)
Total interest expense	(560)	(921)	(1,481)
Net interest income	$(281)	$(35)	$(316)

(1)	Factors contributing to both changes in rate and volume have been attributed to changes in rates.

2009 Compared to 2008

Net interest income remained relatively unchanged and was $15.1 million for both years ended December 31, 2009 and 2008. Average earning assets increased 2.4%, or $7.9 million, to $335.4 million for the year ended December 31, 2009, from $327.5 million for 2008. Average loans, net of deferred fees and costs, decreased by 2.0%, or $6.2 million, to $310.3 million for the year ended December 31, 2009, from $316.5 million for 2008. Average deposits increased 7.0%, or $20.1 million, to $308.0 million for the year ended December 31, 2009, from $287.9 million for 2008. Average noninterest bearing deposits as a percent of total average deposits remained consistent at approximately 23% during the years ended December 31, 2009 and 2008.

The net interest margin for the year ended December 31, 2009 decreased ten basis points to 4.51%, from 4.61% for 2008. The compression of the net interest margin was primarily a result of forgone interest on nonaccrual and restructured loans, which was partially mitigated by improved cost of funds. Forgone interest on nonaccrual and restructured loans adversely impacted the net interest margin by 64 basis points and 31 basis points for years ended December 31, 2009 and 2008, respectively.

Interest income decreased 12.2%, or $2.7 million, to $19.3 million for the year ended December 31, 2009, from $22.0 million for 2008. Average loans, net of deferred fees and costs, decreased by 2.0%, or $6.2 million, to $310.3 million for the year ended December 31, 2009, from $316.5 million for 2008, and yielded 6.19% for the year ended December 31, 2009, compared to 6.89% for 2008. The yield on average loans was negatively impacted by an increase in nonaccrual and restructured loans and reflects the impact of loans that re-priced during a period of declining short-term interest rates. The yield on investment securities and federal funds sold decreased to 2.40% and 0.10%, respectively, for the year ended December 31, 2009, from 3.32% and 1.32%, respectively, for the 2008 year. These declines in yield were directly related to the declining rate environment.

Interest expense on all interest bearing liabilities decreased 39.3%, or $2.7 million, to $4.2 million for the year ended December 31, 2009, from $6.9 million in 2008. Total average interest bearing liabilities increased 8.8%, or $22.9 million, to $282.0 million for the year ended December 31, 2009, from $259.1 million for 2008. The cost of interest bearing liabilities decreased to 1.48% for the year ended December 31, 2009, from 2.65% for 2008. This decrease was primarily the result of a decrease in deposit rates paid on time and money market deposits and on junior subordinated deferrable interest debentures as a result of a lower interest rate environment.

Interest expense on interest bearing deposits decreased 40.8%, or $2.2 million, to $3.2 million for the year ended December 31, 2009, from $5.4 million for 2008. The decrease is attributable to a decrease in deposit rates paid on all deposit types during the year ended December 31, 2009 as a result of the interest rate environment which has been in decline since 2007. The overall cost of deposits decreased to 1.05% for the year ended December 31, 2009, from 1.89% for 2008. This overall cost differs from the cost of total interest bearing deposits of 1.37% and 2.47% for the years ended December 31, 2009 and 2008, respectively due to the substantial percentage of our funding sources which are non-interest bearing demand deposits, which were 23.5% of average total deposits for the year ended December 31, 2009, compared to 23.2% for 2008. At December 31, 2009 non-interest bearing deposits as a percent of total deposits were 25.2%, an increase over the 21.8% at December 31, 2008.

2008 Compared to 2007

Net interest income increased 5.6%, or $806 thousand, to $15.1 million for the year ended December 31, 2008, from $14.3 million for 2007. Average earning assets increased 15.8%, or $44.6 million, to $327.5 million for the year ended December 31, 2008, from $282.8 million for 2007. Average loans, net of deferred fees and costs, increased by 13.4%, or $37.3 million, to $316.5 million for the year ended December 31, 2008, from $279.2 million for 2007. Average deposits increased 11.8%, or $30.5 million, to $287.9 million for the year ended December 31, 2008, from $257.4 million for 2007.

The net interest margin for the year ended December 31, 2008 decreased 44 basis points to 4.61%, from 5.05% for 2007. The compression of the net interest margin was primarily a result of a lower interest rate environment in 2008 compared to 2007.

Interest income decreased 2.6%, or $586 thousand, to $22.0 million for the year ended December 31, 2008, from $22.6 million for 2007. Average loans, net of deferred fees and costs, decreased by 13.4%, or $37.3 million, to $316.5 million for the year ended December 31, 2008, from $279.2 million for 2007, and yielded 6.89% for the year ended December 31, 2008, compared to 8.03% for 2007. The yield on average loans in 2008 was negatively impacted by an increase in nonaccrual loans and the impact of variable rate loans that re-priced during a period of declining short-term interest rates. The yield on investment securities decreased to 3.32% for the year ended December 31, 2008, from 3.80% for 2007.

Interest expense on all interest bearing liabilities decreased 16.9%, or $1.4 million, to $6.9 million for the year ended December 31, 2008, from $8.3 million in 2007. Total average interest bearing liabilities increased 21.8%, or $46.4 million, to $259.1 million for the year ended December 31, 2008, from $212.6 million for 2007. The cost of interest bearing liabilities decreased to 2.65% for the year ended December 31, 2008, from 3.89% for 2007. This decrease was primarily the result of a decrease in deposit rates paid on time and money market deposits and borrowings, as a result of a lower interest rate environment.

Interest expense on interest bearing deposits decreased 18.5%, or $1.2 million, to $5.4 million for the year ended December 31, 2008, from $6.7 million for 2007. The decrease is primarily attributable to a decrease in deposit rates paid on all deposit types during the year ended December 31, 2008 as a result of a lower deposit rate environment. The overall cost of deposits decreased to 1.89% for the year ended December 31, 2008, from 2.60% for 2007. This overall cost differs from the cost of total interest bearing deposits of 1.37% and 2.47% for the years ended December 31, 2009 and 2008, respectively due to the substantial percentage of our funding sources which are non-interest bearing demand deposits, which were 23.2% of average total deposits for the year ended December 31, 2008, a decrease from 25.6% for 2007. This decrease was primarily the result of an increase in the use of brokered time deposits to fund loan growth in 2008.

Three Months Ended September 30, 2010 Compared to 2009

Net interest income decreased by 7.0%, or $258 thousand, to $3.4 million for the three months ended September 30, 2010, from $3.7 million for the same period of 2009. Average earning assets decreased 8.7%, or $29.9 million, to $312.5 million for the three months ended September 30, 2010, from $342.4 million for the same period of 2009. Average loans, net of deferred fees and costs, decreased by 7.5%, or $23.3 million, to $285.3 million for the three months ended September 30, 2010, from $308.6 million for the same period of 2009. Average deposits decreased 11.4%, or $35.6 million, to $278.2 million for the three months ended September 30, 2010, from $313.9 million for the same period of 2009. Average noninterest-bearing deposits as a percentage of total average deposits increased to approximately 28% during the three months ended September 30, 2010 from approximately 24% for the same period in 2009.

The net interest margin for the three months ended September 30, 2010 increased 8 basis points to 4.34%, from 4.26% for three months ended September 30, 2009. The improvement in the net interest margin was primarily a result of a decrease in the cost of funds offset by a decrease in interest income as a result of a decrease in loan balances and forgone interest on nonaccrual and restructured loans. Forgone interest on nonaccrual and restructured loans adversely impacted the net interest margin by 117 basis points and 81 basis points for three months ended September 30, 2010 and 2009, respectively.

Interest income decreased 13.9%, or $649 thousand, to $4.0 million for the three months ended September 30, 2010, from $4.6 million for the same period in 2009. Average loans, net of deferred fees and costs, decreased by 7.5%, or $23.3 million, to $285.3 million for the three months ended September 30, 2010, from $308.6 million for the same period of 2009, and yielded 5.42% in 2010, compared to 5.95% in 2009. The yield on average loans was negatively impacted by an increase in nonaccrual and restructured loans and also reflects the impact of loans that re-priced during a period of declining short-term interest rates. The yield on investment securities increased to 2.96% for the three months ended September 30, 2010, from 1.77% for the same period in 2009 as a result of the investment in higher yielding investment securities in 2010.

Interest expense on all interest-bearing liabilities decreased 40.3%, or $391 thousand, to $583 thousand for the three months ended September 30, 2010, from $974 thousand for the same period in 2009. Total average interest-bearing liabilities decreased 11.0%, or $31.3 million, to $253.7 million for the three months ended September 30, 2010, from $285.0 million for the same period in 2009. The cost of interest-bearing liabilities decreased to 0.91% for the three months ended September 30, 2010, from 1.36% for the same period in 2009. This decrease was primarily the result of a decrease in deposit rates paid on all liabilities as a result of a lower interest rate environment and a decrease in the average balances of time certificates of deposits.

Interest expense on interest-bearing deposits decreased 52.2%, or $390 thousand, to $357 thousand for the three months ended September 30, 2010, from $747 thousand for the same period in 2009. The decrease is attributable to a decrease in deposit rates paid on all deposit types during the three months ended September 30, 2010 as the deposit rate environment has been in decline since 2007. In addition, the average balances of time certificates of deposits declined $43.3 million due to the maturity of time deposits that were not replaced. Of the $43.3 million decrease, $23.0 million related to brokered deposits that matured and were not replaced. The overall cost of deposits decreased to 0.51% for the three months ended September 30, 2010, from 0.94% for same period of 2009. This overall cost differs from the cost of total interest-bearing deposits of 0.71% and 1.25% for the three months ended September 30, 2010 and 2009, respectively due to the substantial percentage of our funding sources which are noninterest-bearing demand deposits, which were 28.5% of average total deposits for the three months ended September 30, 2010, compared to 24.3% for same period of 2009. At September 30, 2010 noninterest-bearing deposits as a percent of total deposits were 29.6%, an increase over the 25.2% at December 31, 2009.

Nine Months Ended September 30, 2010 Compared to 2009

Net interest income decreased by 2.9%, or $316 thousand, to $10.6 million for the nine months ended September 30, 2010, from $10.9 million for the same period of 2009. Average earning assets decreased 7.0%, or $23.6 million, to $312.7 million for the nine months ended September 30, 2010, from $336.4 million for the same period of 2009. Average loans, net of deferred fees and costs, decreased by 6.2%, or $19.5 million, to $293.0 million for the nine months ended September 30, 2010, from $312.5 million for the same period of 2009. Average deposits decreased 7.8%, or $24.0 million, to $283.3 million for the nine months ended September 30, 2010, from $307.3 million for the same period of 2009. Average noninterest-bearing deposits as a percentage of total average deposits increased to approximately 27% during the nine months ended September 30, 2010 from approximately 23% for the same period in 2009.

The net interest margin for the nine months ended September 30, 2010 increased 19 basis points to 4.54%, from 4.35% for the nine months ended September 30, 2009. The improvement in the net interest margin was primarily a result of a decrease in the cost of funds offset by a decrease in interest income as a result of a decrease in loan balances and forgone interest on nonaccrual and restructured loans. Forgone interest on nonaccrual and restructured loans adversely impacted the net interest margin by 98 basis points and 72 basis points for nine months ended September 30, 2010 and 2009, respectively.

Interest income decreased 12.6%, or $1.8 million, to $12.5 million for the nine months ended September 30, 2010, from $14.5 million for the same period in 2009. Average loans, net of deferred fees and costs, decreased by 6.2%, or $19.5 million, to $293.0 million for the nine months ended September 30, 2010, from $312.5 million for the same period of 2009, and yielded 5.61% in 2010, compared to 6.08% in 2009. The yield on average loans was negatively impacted by an increase in nonaccrual and restructured loans and also reflects the impact of loans that re-priced during a period of declining short-term interest rates. The yield on investment securities increased to 2.93% for the nine months ended September 30, 2010, from 2.59% for the same period in 2009 as a result of the investment in higher yielding investment securities in 2010.

Interest expense on all interest-bearing liabilities decreased 44.7%, or $1.5 million, to $1.8 million for the nine months ended September 30, 2010, from $3.3 million for the same period in 2009. Total average interest-bearing liabilities decreased 9.4%, or $26.5 million, to $255.4 million for the nine months ended September 30, 2010, from $281.8 million for the same period in 2009. The cost of interest-bearing liabilities decreased to 0.96% for the nine months ended September 30, 2010, from 1.57% for the same period in 2009. This decrease was primarily the result of a decrease in deposit rates paid on all liabilities as a result of a lower interest rate environment and a decrease in the average balances of time certificates of deposits.

Interest expense on interest-bearing deposits decreased 54.4%, or $1.4 million, to $1.2 million for the nine months ended September 30, 2010, from $2.6 million for the same period in 2009. The decrease is attributable to a decrease in deposit rates paid on all deposit types during the nine months ended September 30, 2010 as the deposit rate environment has been in decline since 2007. In addition, the average balances of time certificates of deposits declined $39.6 million due to the maturity of time deposits that were not replaced. Of the $39.6 million decrease, $26.2 million related to brokered deposits that matured and were not replaced. The overall cost of deposits decreased to 0.56% for the nine months ended September 30, 2010, from 1.13% for same period of 2009. This overall cost differs from the cost of total interest-bearing deposits of 0.77% and 1.47% for the nine months ended September 30, 2010 and 2009, respectively due to the substantial percentage of our funding sources which are noninterest-bearing demand deposits, which were 27.1% of average total deposits for the nine months ended September 30, 2010, compared to 22.9% for same period of 2009. At September 30, 2010 noninterest-bearing deposits as a percent of total deposits were 29.6%, an increase over the 25.2% at December 31, 2009.

Provision for Credit Losses

The provision for credit losses, which is included in operations to support the required level of the allowance for credit losses, is based on credit experience and management’s ongoing evaluation of loan portfolio risk and economic conditions. The provision for credit losses was $11.1 million, $23.9 million and $945 thousand in 2009, 2008 and 2007, respectively. The provision for credit losses was $400 thousand for both the three months ended September 30, 2010 and 2009, and $7.9 million and $3.9 million for the nine months ended September 30, 2010 and 2009, respectively. See the sections below titled “Non-performing Assets,” “Impaired Loans” and “Allowance for Credit Losses.”

Non-Interest Income

The following table summarizes non-interest income by category for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Service charges	$1,360	$1,251	$1,031
Broker fee income	689	491	798
Gain on sale of loans	2,818	71	—
Increase in cash surrender value of life insurance	209	207	220
Other	36	120	157
Total non-interest income	$5,112	$2,140	$2,206
Total non-interest income to average total assets	1.36%	0.61%	0.73%

The following table summarizes non-interest income by category for the periods indicated:

(Unaudited)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
	(Dollars in thousands)
Service charges	$364	$341	$1,076	$1,013
Broker fee income	83	189	245	515
Cash surrender value of life insurance	52	52	253	157
Gain on sale of securities	120	—	120	—
Other	9	12	26	31
Total non-interest income	$628	$594	$1,720	$1,716
Total non-interest income to average total assets, annualized	0.73%	0.61%	0.67%	0.61%

2009 Compared to 2008

Non-interest income increased 138.9%, or $3.0 million, to $5.1 million for the year ended December 31, 2009, from $2.1 million for 2008. In 2009, we entered into a loan purchase and asset sale agreement with a private equity firm accounted for as a transfer of financial assets. This transaction included the purchase of a pool of home equity lines of credit (“HELOC”) with a fair value of $24.9 million. The HELOC portfolio was purchased in exchange for a combination of $2.4 million in carrying value of certain non-performing loans and cash of approximately $20.1 million. We recorded a gain of $2.8 million on the transaction. There were no such transactions in 2008. Broker fee income increased 40.3%, or $198 thousand, as a result of an increase in the number of mortgage loan transactions completed in 2009 compared to 2008. Service charges increased 8.7%, or $109 thousand, as a result of an increase in deposit accounts.

2008 Compared to 2007

Non-interest income decreased 3.0%, or $66 thousand, to $2.1 million for the year ended December 31, 2008, from $2.2 million for 2007. The decrease in non-interest income was primarily due to a decrease in broker fee income of 38.5%, or $307 thousand, as a result of a decrease in commercial real estate loan transactions completed in 2008 compared to 2007. This was offset by an increase in service charges of 21.3%, or $220 thousand, as a result of an increase in deposit accounts and a gain on sale of loans of $71 thousand in 2008. There were no loans sold in 2007.

Three Months Ended September 30, 2010 Compared to 2009

Non-interest income increased 5.7%, or $34 thousand, to $628 thousand for the three months ended September 30, 2010, from $594 thousand for the same period in 2009. Service charge income increased 6.7%, or $23 thousand, primarily as a result of the increase in ATM fee income of $10 thousand and interchange income of $11 thousand for the three months ended September 30, 2010 compared to the same period in 2009. Broker fee income decreased 56.1%, or $106 thousand, as a result of a decrease in the number of mortgage loan transactions completed in 2010 compared to 2009. During the three months ended September 30, 2010, the Company recorded a gain on the sale of securities of $120 thousand. There were no securities sold during the same period of 2009.

Nine Months Ended September 30, 2010 Compared to 2009

Non-interest income remained materially the same at $1.7 million for both the nine months ended September 30, 2010 and 2009. Service charge income increased 6.2%, or $63 thousand, primarily as a result of the increase in ATM fee income of $28 thousand and interchange income of $31 thousand for the nine months ended September 30, 2010 compared to the same period in 2009. Broker fee income decreased 52.4%, or $270 thousand, as a result of a decrease in the number of mortgage loan transactions completed in 2010 compared to 2009. Income from the cash surrender value of life insurance increased 61.1%, or $96 thousand, as a result of the receipt of insurance proceeds. During the nine months ended September 30, 2010, the Company recorded a gain on the sale of securities of $120 thousand. There were no securities sold during the same period of 2009.

Non-interest Expense

The following table summarizes non-interest expense by category for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Salaries and employee benefits	$4,925	$5,271	$6,051
Occupancy and equipment	1,771	1,863	1,793
Loss on sale/writedown of other real estate owned	3,441	116	—
Regulatory fees	1,162	280	192
Outsourced data processing	1,032	969	851
Legal and accounting	596	284	214
Other real estate owned expenses	368	444	—
Miscellaneous loan expenses	323	221	96
Director compensation and retirement	267	357	294
Consulting fees	264	86	49
Postage and courier	245	242	180
Telephone	238	241	216
Advertising and marketing	223	296	330

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Stationery and supplies	$193	$217	$269
Correspondent banking fees	32	131	124
Other operating expenses	611	635	583
Total non-interest expense	$15,691	$11,653	$11,242
Total non-interest expense to average total assets	4.17%	3.32%	3.71%

The following table summarizes non-interest expense by category for the periods indicated:

(Unaudited)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
	(Dollars in thousands)		(Dollars in thousands)
Salaries and employee benefits	$1,448	$1,203	$4,064	$3,534
Occupancy and equipment	407	453	1,255	1,329
Loss on sale/writedown of other real estate owned	646	46	1,004	1,947
Regulatory fees	267	399	781	879
Outsourced data processing	252	252	792	769
Other real estate owned expenses	100	37	196	259
Legal and accounting	92	246	356	527
Miscellaneous loan expenses	84	43	207	202
Postage and courier	65	63	196	182
Telephone	46	58	201	173
Stationery and supplies	37	58	134	147
Advertising and marketing	30	56	97	188
Consulting fees	15	53	65	207
Director compensation and retirement	3	56	(895)	199
Other operating expenses	110	191	442	557
Total non-interest expense	$3,602	$3,214	$8,895	$11,099
Total non-interest expense to average total assets, annualized	4.18%	3.32%	3.47%	3.95%

2009 Compared to 2008

Non-interest expense increased 34.6%, or $4.0 million, to $15.7 million for the year ended December 31, 2009, from $11.7 million for 2008.

Salaries and employee benefits decreased 6.6%, or $346 thousand, to $4.9 million for the year ended December 31, 2009, from $5.3 million for 2008 primarily as a result of the reversal of $790 thousand in salary continuation accruals for employees whose employment terminated prior to their scheduled retirement dates. This was offset by an increase in salaries and commission expenses of $195 thousand and temporary labor costs of $127 thousand and a decrease in deferred loan costs of $180 thousand as a result of a decrease in the number of loans boarded during 2009 compared to 2008. Deferred loan costs reduce salaries expense in the period in which the loan is boarded.

Occupancy and equipment expense decreased 4.9%, or $92 thousand, to $1.8 million for the year ended December 31, 2009, from $1.9 million for 2008 primarily as a result of a decrease in depreciation, common area maintenance and tax expenses.

Loss on sale/writedown of other real estate owned increased 2,866.4%, or $3.3 million, to $3.4 million for the year ended December 31, 2009, from $116 thousand for 2008 primarily as a result of the significant decline in real estate values, specifically, real estate that served as collateral on construction and land development loans in Nevada and Placer counties throughout 2009. See additional discussion below titled “Non-performing Assets.”

Regulatory fees increased 315%, or $882 thousand, to $1.2 million for the year ended December 31, 2009, from $280 thousand for 2008 as a result of increased assessment rates on deposits and a $177 thousand special assessment by the FDIC in 2009.

Legal and accounting expenses increased 109.9%, or $312 thousand, to $596 thousand for the year ended December 31, 2009, from $284 thousand for 2008 primarily as a result of the restatement of our 2008 financial statements, and other professional services required to manage the increased level of non-performing assets.

2008 Compared to 2007

Non-interest expense increased 3.7%, or $411 thousand, to $11.7 million for the year ended December 31, 2008, from $11.2 million for 2007.

Salaries and employee benefits decreased 12.9%, or $780 thousand, to $5.3 million for the year ended December 31, 2008, from $6.1 million for 2007 primarily as a result of no bonuses being accrued in 2008 compared to $419 thousand in 2007 and a decrease in salaries and commission expenses of $428 thousand primarily as a result of a decrease in the number of employees.

Occupancy and equipment expense increased 3.9%, or $70 thousand, to $1.9 million for the year ended December 31, 2008, from $1.8 million for 2007 primarily as a result of an increase in rent and common area maintenance expenses.

Other real estate owned expenses were $444 thousand for the year ended December 31, 2008. We did not own other real estate during the year ended December 31, 2007.

Three Months Ended September 30, 2010 Compared to 2009

Non-interest expense increased 12.1%, or $388 thousand, to $3.6 million for the three months ended September 30, 2010, from $3.2 million for the same period of 2009.

Salaries and employee benefits increased 20.4%, or $245 thousand, to $1.4 million for the three months ended September 30, 2010, from $1.2 million for the same period of 2009. The increase was primarily as a result of the reversal of $263 thousand in salary continuation accruals in 2009 for employees whose employment terminated prior to their scheduled retirement dates. There was no such reversal in the three months ended September 30, 2010.

During the three months ended September 30, 2010, the Company recorded $646 thousand in losses on the sale/writedown of other real estate owned, compared to $46 thousand for the same period in 2009, primarily as a result of the continued decline in real estate values in 2010.

Nine Months Ended September 30, 2010 Compared to 2009

Non-interest expense decreased 19.9%, or $2.2 million, to $8.9 million for the nine months ended September 30, 2010, from $11.1 million for the same period of 2009.

Salaries and employee benefits increased 15.0%, or $530 thousand, to $4.1 million for the nine months ended September 30, 2010, from $3.5 million for same period of 2009. The increase was primarily as a result of the reversal of $714 thousand in salary continuation accruals in 2009 for employees whose employment terminated prior to their scheduled retirement dates, compared to the reversal of $265 thousand in salary continuation accruals in 2010 for an employee who agreed to terminate their agreement and received no consideration for the cancellation of benefits. In addition, temporary labor costs increased by $78 thousand during the nine months ended September 30, 2010 as compared to the same period in 2009.

During the nine months ended September 30, 2010 and 2009, the Company recorded $1.0 million and $1.9 million, respectively, in losses on sale/writedown of other real estate owned primarily as a result of the significant decline in real estate values, specifically, real estate that served as collateral on construction and land development loans in Nevada and Placer counties throughout 2009 and continuing in 2010. See additional discussion below titled “Non-performing Assets.”

During the nine months ended September 30, 2010, the Company reversed liabilities totaling $1.0 million as a result of certain directors agreeing to the termination of their deferred compensation and retirement agreements.

The directors received no consideration for the cancellation of benefits. There was no such reversal in the nine months ended September 30, 2009.

Provision for Income Taxes

For the years ended December 31, 2009 and 2008, we are in a cumulative pretax loss position and have an accumulated deficit as of December 31, 2009 and September 30, 2010. For purposes of establishing a deferred tax valuation allowance, this cumulative pretax loss position and accumulated deficit is considered significant, objective evidence that we may not be able to realize deferred tax assets in the future. The cumulative pretax loss position and resulting accumulated deficit were caused primarily by the significant amount of loan loss provision and other real estate expense taken in 2008 and 2009. As a result of these losses, a full valuation allowance has been recorded to eliminate our net deferred tax asset. Due to continued deteriorating market conditions, we have determined that there is not sufficient additional positive evidence to support the realization of the net deferred tax assets. Recording a full valuation allowance has resulted in a significant difference between the statutory tax rate and the actual tax rate. In future periods, the valuation allowance could be reduced based on sufficient evidence indicating that it is “more likely than not” that a portion or all of our deferred tax assets will be realized.

Inflation

The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment.

Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy. Net interest income and the interest rate spread are good measures of our ability to react to changing interest rates and are discussed in further detail in the section entitled “Results of Operations.”

Financial Condition

Our total assets at December 31, 2009 were $371.1 million, an increase of 2.1%, compared to $363.3 million at December 31, 2008. Our earning assets at December 31, 2009 totaled $361.8 million, an increase of 6.6%, compared to $339.3 million at December 31, 2008. Total deposits at December 31, 2009 were $302.6 million, an increase of 1.0%, compared to $299.8 million at December 31, 2008.

Our total assets at September 30, 2010 were $357.5 million, a decrease of 3.7%, compared to $371.1 million at December 31, 2009. Our earning assets at September 30, 2010 totaled $344.5 million, a decrease of 4.8%, compared to $361.8 million at December 31, 2009. Total deposits at September 30, 2010 were $283.0 million, a decrease of 6.5%, compared to $302.6 million at December 31, 2009.

Loan Portfolio

Management continues to manage the mix of its loan portfolio consistent with our identity as a community bank serving the financing needs of all sectors of the areas we serve. Although we offer a broad array of financing options, we continue to concentrate our focus on small- to medium-sized commercial businesses. We offer both fixed and floating rate loans and obtain collateral in the form of real property, business assets and deposit accounts, but look to business and personal cash flows as the primary source of repayment.

We generally concentrate our lending activities in the following categories: commercial; residential real estate; commercial real estate; real estate construction (both commercial and residential); and consumer.

The following table presents the balance of each major category of loans outstanding at the end of each of the years indicated:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Commercial	$43,461	$50,782	$55,395	$38,865	$27,442
Real estate — residential secured by 1st deeds	13,340	13,428	11,581	11,181	8,545
Real estate — residential secured by 2nd deeds	51,102	26,695	22,997	19,056	16,009
Real estate — land	5,091	7,556	10,215	8,506	10,179
Real estate — nonresidential	145,719	145,878	126,148	102,814	84,969
Real estate — construction	40,794	62,319	71,940	73,798	54,952
Consumer	5,238	5,815	7,124	5,553	5,007
	304,745	312,473	305,400	259,773	207,103
Deferred loan origination fees, net	(6)	(99)	(265)	(392)	(443)
Allowance for credit losses	(14,387)	(12,406)	(3,919)	(3,374)	(2,826)
Total net loans	$290,352	$299,968	$301,216	$256,007	$203,834

Gross loans decreased 2.5%, or $7.7 million, to $304.7 million at December 31, 2009, from $312.5 million at December 31, 2008. We experienced decreases of $7.3 million in commercial, $88 thousand in residential real estate secured by 1st deeds of trust, $2.5 million in real estate land, $159 thousand in nonresidential real estate, $21.5 million in real estate construction and $577 thousand in consumer loans partially offset by an increase of $24.4 million in residential real estate secured by 2nd deeds of trust. In October 2009, we entered into a mortgage loan purchase and asset sale which included the purchase of a HELOC pool in exchange for certain non-performing loans and cash. The HELOC pool purchased had a fair value of $24.9 million. During the year ended December 31, 2009, loan balances were decreased by $9.1 million in net charge-offs and an additional $7.5 million by the conversion of property, which served as loan collateral, to other real estate owned through judicial or other foreclosure. As of December 31, 2009, three borrowers each represented over 2% of total loans.

The following table shows the amount of loans outstanding as of December 31, 2009 which, based on scheduled repayments of principal are due in one year or less, more than one year through five years, and more than five years. Demand or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less.

	Maturity
	One Year or Less	One through Five Years	Over Five Years	Total
	(Dollars in thousands)
Total Loans	$66,465	$39,104	$199,176	$304,745

The rates of interest charged on variable rate loans are set at specific increments in relation to our lending rate or other indexes such as the published prime interest rate or U.S. Treasury rates and vary with changes in these indices. At December 31, 2009 and 2008, approximately $203.4 million, or 66.7% and $206.2 million, or 66.0%, respectively, of the loan portfolio was comprised of variable rate loans. While real estate mortgage, commercial and consumer lending remain the foundation of our historical loan mix, some changes in the mix have occurred due to the changing economic environment and the resulting change in demand for certain loan types.

In 2008, the Bank recorded a provision for credit losses of $23.9 million related to the overall trends in credit quality of its loan portfolio, including an increase in the number and amount of classified and past due loans and deterioration in the general economic environment in our primary market areas, not unlike other areas in California and in the country. Also in 2008, the Bank recorded $15.4 million in charge-offs, net of recoveries, or 4.87% of average loans. At December 31, 2008, the Bank had non-performing assets of $41.8 million, or 10.8% of total assets.

The Bank was aggressive in 2009 in executing a strategy to proactively identify problem loans, quantify impairment if any, and develop resolution plans suitable for each, which required a comprehensive loan-by-loan review. In 2009, the Bank recorded additional loan loss provisions of $11.1 million to cover potential losses in the portfolio. In 2009, the Bank recorded $9.1 million of charge-offs, net of recoveries, or 2.94% of average loans. At December 31, 2009, the Bank had non-performing assets of $31.9 million, or 8.6% of total assets. Non-performing assets includes nonaccrual loans, accruing loans that are past due 90 days or more and OREO.

The Bank’s construction and land development loans have been the primary source of the losses that have occurred in the two years ended December 31, 2009. During this two-year period, net charge-offs of construction and land development loans totaled $14.7 million, or 59.8% of net charge-offs of $24.5 million. During 2009, we have significantly reduced our exposure to these loans as demonstrated by a decline in loan balances in this portfolio of $21.5 million from $62.3 million at December 31, 2008 to $40.8 million at December 31, 2009. The remaining balance in that category as of December 31, 2009 was deemed to be well collateralized based on current values.

The Bank’s commercial real estate portfolio continues to perform. Loan-to-values, or the collateral values in this portfolio compared to the loans they secure, are currently sufficient to minimize the potential losses in this category in the near future.

The following table presents the balance of each major category of loans outstanding at the end of each of the periods indicated:

	As of September 30, 2010		As of December 31, 2009
	Amount	% of Loans	Amount	% of Loans
	(Dollars in thousands)
Commercial	$35,583	12.7%	$43,461	14.3%
Real estate — residential secured by 1st deeds	12,849	4.6%	13,340	4.4%
Real estate — residential secured by 2nd deeds	47,889	17.0%	51,102	16.7%
Real estate — land	3,854	1.4%	5,091	1.7%
Real estate — nonresidential	146,922	52.2%	145,719	47.8%
Real estate — construction	29,566	10.5%	40,794	13.4%
Consumer	4,624	1.6%	5,238	1.7%
Total gross loans	281,287	100.0%	304,745	100.0%
Deferred loan origination costs (fees), net	89		(6)
Allowance for credit losses	(14,486)		(14,387)
Total net loans	$266,890		$290,352

Included in commercial loans and nonresidential loans at September 30, 2010 is $100 thousand and $2.7 million, respectively, in guaranteed portions of SBA loans sold subject to a 90-day premium refund obligation. We have recorded the proceeds from the sale of the guaranteed portions of SBA loans that are subject to a premium refund obligation as a secured borrowing and included such secured borrowings in other liabilities on the balance sheet. Once the premium refund obligation has elapsed the transaction will be recorded as a sale with the guaranteed portions of loans and the secured borrowing removed from the balance sheet and the resulting gain on sale recorded.

Gross loans decreased 7.7%, or $23.5 million, to $281.3 million at September 30, 2010, from $304.7 million at December 31, 2009. We experienced decreases of $7.9 million in commercial, $491 thousand in residential real estate secured by 1st deeds of trust, $3.2 million in residential real estate secured by 2nd deeds of trust, $1.2 million in real estate land, $11.2 million in real estate construction loans and $614 thousand in consumer loans partially offset by an increase of $1.2 million in nonresidential real estate. During the nine months ended September 30, 2010, loan balances were decreased by $7.9 million in charge-offs. As of September 30, 2010, four borrowers each represented over 2% of total loans.

During the nine months ended September 30, 2010, the Bank continued to be proactive in identifying problem loans, quantifying impairment if any, and developing resolution plans suitable for each, which required a comprehensive loan-by-loan review. Since December 31, 2009, the Bank has experienced significant material deterioration with certain large credit relations contained in its loan portfolio. See additional discussion in the Non-Performing Assets and Impaired Loans sections below.

During the first three months of 2010 the Bank incurred net charge offs of $1.4 million and added $600 thousand to provision for credit losses. In the second quarter of 2010, net charge offs rose to $4.5 million and a $6.9 million provision for credit losses was recognized. In the third quarter of 2010, net charge offs declined to $1.8 million and a $400 thousand provision for credit losses was recorded. The majority of charge-offs occurring in the second quarter of 2010 ($3.1 million) were concentrated in five loans. In the second quarter of 2010, updated appraisals were received and management determined that the recorded amount in excess of the appraised value of these five collateral dependent loans was considered uncollectible. At March 31, 2010, these five loans had specific reserves totaling $2.2 million based on the estimated fair value of the collateral at that date. The increase in the provision during the second quarter of 2010 is largely attributable to specific reserves of $2.3 million on eight newly identified impaired loans totaling $9.5 million and lower valuations ($1.8 million) in collateral securing four loans that had been identified as impaired at March 31, 2010. The majority of the charge-offs occurring in the third quarter of 2010 ($775 thousand) were concentrated in two loans. In the third quarter of 2010, management determined that the recorded amount in excess of the appraised value of these two collateral dependent loans was considered uncollectible. At June 30, 2010, these two loans had specific reserves totaling $512 thousand based on the estimated fair value of the collateral at that date.

During the nine months ended September 30, 2010, the Bank recorded additional loan loss provisions of $7.9 million to cover potential losses in the portfolio, compared to $3.9 million for the nine months ended September 30, 2009. During the nine months ended September 30, 2010, the Bank recorded $7.8 million in charge-offs, net of recoveries, or 3.56% of average loans, annualized, compared to $1.8 million, or 0.79% of average loans, annualized, for the nine months ended September 30, 2009. At September 30, 2010, the Bank had non-performing assets of $42.2 million, or 11.8% of total assets. At December 31, 2009, the Bank had non-performing assets of $31.9 million, or 8.6% of total assets. Non-performing assets includes nonaccrual loans, accruing loans that are past due 90 days or more and OREO.

Non-Performing Assets

Generally, loans are placed on nonaccrual status when they become 90 days or more past due unless the loan is well secured and in the process of collection. A loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 90 days. When a loan is placed on nonaccrual status the Company’s general policy is to reverse and charge against current income previously accrued but unpaid interest. Interest income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is deemed by management to be probable. Where the collectibility of the principal or interest on a loan is considered to be doubtful by management, it is generally placed on nonaccrual status prior to becoming 90 days delinquent.

The Bank has worked with a number of borrowers to implement a restructuring of their loans with solutions that are believed to be beneficial to both the borrower and to the Bank. This restructuring may allow the borrower to stay with their property and operate their business through the difficult economic times. In the short-term, we may benefit from the cash flows generated by the borrower’s performance under the restructured terms. As these borrowers continue to perform under the restructured terms of their loans, these loans should begin to migrate back to performing status.

Restructured loans are loans on which, due to the borrower’s financial difficulties, we have granted a concession that we would not otherwise consider. This may include a transfer of real estate or other assets from the borrower, a modification of loan terms, or a combination of the two. Modifications of terms that could potentially qualify as a restructuring include reduction of contractual interest rate, deferral of payments, extension of the maturity date at a contractual interest rate lower than the current rate for new debt with similar risk, or a reduction of the face amount of debt, which could include either forgiveness of principal or accrued interest. When past payment performance is not evidenced or where a reasonable time has not passed, the loan is maintained on nonaccrual status. In determining if the loan should be on accrual status, borrower intent based on sustained historical payment performance for a reasonable time prior to the restructuring as well as the borrower’s ability to maintain payment performance based on a global cash flow analysis may be taken into account. When past payment performance is not evidenced or where a reasonable time has not passed, the loan is maintained on nonaccrual status. A loan continues to qualify as restructured until a consistent payment history has been evidenced, generally not less than six months.

In appropriate circumstances we may separate a portion of the current outstanding debt into two new legally enforceable notes, one that is reasonably assured of repayment and performance according to prudently modified terms (“A Note”) and a second that is not reasonably assured of repayment (“B Note”). In determining if the A Note should be on accrual status, borrower intent based on sustained historical payment performance for a reasonable time prior to the restructuring as well as the borrower’s ability to maintain payment performance based on a global cash flow analysis may be taken into account. When past payment performance is not evidenced or where a reasonable time has not passed, the A Note is maintained on nonaccrual status. The portion of the debt that is not reasonably assured of repayment (B Note) is charged-off, but may be collected in the future. The benefits of such a restructuring are that Note A can be recognized as a performing/pass loan, placed on accrual status to earn interest income and allows us to report a lower amount of troubled debt restructures in future periods because the B Note is charged off.

Since January of 2009, we have entered into only one such transaction. In September of 2010, an obligation totaling $1.7 million was divided into an “A Note” for $1.6 million and a “B Note” for $84 thousand. The A Note was structured with a below market rate for one year, and thereafter escalating to a market rate for the remaining term of the loan. Monthly payments of principal and interest are required and the A Note is well-secured by collateral. The A Note was returned to accrual status subsequent to the restructure since performance had been demonstrated on the restructured terms taking into consideration payments made by the borrower prior to completion of the restructure. The B Note was structured at a market interest rate with all interest and principal due at maturity and remains secured by the originally pledged collateral. The B Note was immediately charged-off, however collection of all amounts owed continues to be pursued and upon recovery, if any, the charge-off will be reversed. Management expects to enter into more restructures similar to the one entered into in September 2010 in the future.

The following table shows restructured loans by loan type for each period presented:

	As of September 30, 2010	As of December 31, 2009	As of December 31, 2008
	(Dollars in thousands)
Commercial	$1,294	$178	$149
Real estate — residential 1st deed of trust	432	544	270
Real estate — residential 2nd deed of trust	1,210	1,388	521
Real estate — land	539	479	—
Real estate — nonresidential	23,809	10,315	—
Real estate — construction	8,924	9,593	1,386
Consumer	117	67	—
Total troubled debt restructures	$36,325	$22,564	$2,326

As of September 30, 2010, there were 41 restructured loans totaling $36.3 million. Of the restructured loans at September 30, 2010, $20.0 million were on accrual status and $16.3 million were on nonaccrual status. As of September 30, 2010, restructured loans totaling $36.3 million were considered impaired, of which, $23.4 million had a specific valuation allowance totaling $2.0 million. As of September 30, 2010, 6 restructured loans totaling $3.1 million were either not performing in accordance with their modified terms or sufficient time has not passed to allow for consistency in payment performance to be determined. During the nine months ended September 30, 2010, $965 thousand in charge-offs were recorded relating to restructured loans.

As of December 31, 2009, there were 24 restructured loans totaling $22.6 million. Of the restructured loans at December 31, 2009, $13.3 million were on accrual status and $9.3 million were on nonaccrual status. As of December 31, 2009, restructured loans totaling $21.9 million were considered impaired, of which, $13.2 million had a specific valuation allowance totaling $1.4 million. As of December 31, 2009, 3 restructured loans totaling $1.5 million were either not performing in accordance with their modified terms or sufficient time has not passed to allow for consistency in payment performance to be determined. During the year ended December 31, 2009, $3.4 million in charge-offs were recorded relating to restructured loans.

As of December 31, 2008, there were 5 restructured loans totaling $2.3 million. Of the restructured loans at December 31, 2008, $1.8 million were on accrual status and $521 thousand were on nonaccrual status. As of

December 31, 2008, all $2.3 million in restructured loans were considered impaired, of which, $714 thousand had a specific valuation allowance totaling $186 thousand. As of December 31, 2008, there was 1 restructured loan totaling $270 thousand that was not performing in accordance with its modified terms. During the year ended December 31, 2008, no charge-offs were recorded relating to restructured loans.

The following table shows restructured loans by concession type for each period presented:

	As of September 30, 2010	As of December 31, 2009	As of December 31, 2008
	(Dollars in thousands)
Reduction in contractual rate of interest	$10,839	$7,898	$645
Deferral of payments	1,727	2,186	—
Extension of maturity date	4	5	—
Reduction in contractual rate of interest & deferral of payments	8,879	6,446	—
Reduction in contractual rate of interest & extension of maturity date	14,680	5,826	1,386
Reduction in contractual rate of interest, deferral of payments and extension of maturity date	196	203	295
Total restructured loans	$36,325	$22,564	$2,326

Subsequent to the initial modification, we have charged-off or modified approximately 25% of restructured loans that had only a reduction in the contractual rate of interest, 30% of restructured loans with only a deferral of payments, 20% of loans with both a reduction in the contractual rate of interest and deferral of payments and 100% of loans with a reduction in the contractual rate of interest, deferral of payment and extension of the maturity date. We have not subsequently charged-off or modified any restructured loans with only an extension of the maturity date or with both a reduction in the contractual rate of interest and the extension of the maturity date.

Potential problem loans consist of loans that are performing in accordance with contractual terms, but for which we have concerns about the borrower’s ability to comply with repayment terms because of the borrower’s potential financial difficulties. We monitor these loans closely and review their performance on a regular basis. At September 30, 2010, December 31, 2009 and 2008, we had $11.4 million, $19.4 million and $12.9 million, respectively, in loans of this type, which were not included in the nonaccrual, 90 days past due or restructured categories. The increase in the amount of potential problem loans from 2008 to 2009 is consistent with the overall economic deterioration and the increase in non-performing and restructured loans that we experienced during the period. In response to this increase, during 2009 and 2010, we have dedicated additional resources to identify and monitor potential problem loans and will continue our proactive approach to managing our problem loans including the use of loan modifications, where it is anticipated that the likelihood of repayment or recovery is improved. The decrease in the amount of potential problem loans from 2009 to 2010 is primarily due to the migration of potential problem loans into non-performing and restructured loans during the period.

In some cases, the best resolution for the Bank on certain real estate secured loans required the Bank to foreclose on the real estate collateral. The successful foreclosure process allows the Bank to market and sell the property in an effort to maximize recovery of the legal balances owed. The Bank has had a number of sales of OREO properties maximizing the recovery efforts.

The following table summarizes the loans for which the accrual of interest has been discontinued, loans more than 90 days past due and still accruing interest, loans that have been restructured and other real estate owned, which we refer to as OREO:

	As of December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Nonaccrual loans:
Commercial	$733	$1,176	$124	$—	$—
Real estate — residential 1st deed of trust	793	557	—	—	—
Real estate — residential 2nd deed of trust	1,278	684	120	—	—
Real estate — land	612	2,358	—	—	—
Real estate — nonresidential	6,068	3,443	283	—	—
Real estate — construction	15,336	19,633	8,947	—	—
Consumer	62	—	—	—	—
Total nonaccrual loans	24,882	27,851	9,474	—	—
Accruing loans past due 90 days or more:
Commercial	396	—	—	—	—
Real estate — construction	2,000	—	—	—	—
Total accruing loans past due 90 day or more	2,396	—	—	—	—
Total non-performing loans (NPLs)	27,278	27,851	9,474	—	—
OREO	4,650	6,195	—	—	—
Total non-performing assets (NPAs)	31,928	34,046	9,474	—	—
Restructured loans, not included above:
Commercial	178	—	—	—	—
Real estate — residential 1st deed of trust	276	—	—	—	—
Real estate — residential 2nd deed of trust	663	521	—	—	—
Real estate — land	276	—	—	—	—
Real estate — nonresidential	7,847	—	—	—	—
Real estate — construction	4,080	—	—	—	—
Consumer	5	—	—	—	—
Total restructured loans, not included above	13,325	521	—	—	—
Total non-performing assets and restructured loans (NPARs)	$45,253	$34,567	$9,474	$—	$—
Selected ratios:
NPLs to total loans	8.95%	8.92%	3.10%	0.00%	0.00%
NPAs to total assets	8.60%	9.37%	2.88%	0.00%	0.00%
NPARs to total assets	12.20%	9.52%	2.88%	0.00%	0.00%

Non-performing assets at December 31, 2009 were $31.9 million, a decrease of $2.1 million from the $34.0 million balance at December 31, 2008. This decrease was primarily a result of a decrease in the balance of OREO to $4.7 million at December 31, 2009 compared to $6.2 million at December 31, 2008. Non-performing and restructured loans at December 31, 2009 were $40.6 million, an increase of $12.2 million from the $28.4 million balance at December 31, 2008. Non-performing and restructured loans at December 31, 2009 consisted of 59 loans, 15 of which have individual principal balances in excess of $1 million. These 15 loans, all of which are impaired and are secured primarily by real estate, have a total principal balance at December 31, 2009 of $31.2 million and specific reserves of $1.9 million. At December 31, 2009, there were $2.4 million accruing loans past due 90 days or more, all of which were considered well secured and in the process of collection. At December 31, 2009, there were $13.3 million accruing restructured loans which had sustained payment performance for a reasonable time prior to the restructuring. Based on a global cash flow analysis performed in connection with the restructuring, it was determined that although payments had historically been made in accordance with the original terms of the note agreement, future payments were not expected to maintain that performance. However, the global cash flow analysis did support the borrower’s continued ability to maintain payment performance under the restructured terms.

Interest foregone on nonaccrual loans was $1.8 million during 2009, $1.0 million during 2008, and $0.3 million during 2007. In 2009, 2008 and 2007, no interest income was recognized from payments received on nonaccrual loans.

The following table summarizes the loans for which the accrual of interest has been discontinued, loans more than 90 days past due and still accruing interest, loans that have been restructured and other real estate owned, which we refer to as OREO:

	As of September 30, 2010	As of December 31, 2009
	(Dollars in thousands)
Nonaccrual loans:
Commercial	$1,931	$733
Real estate — residential 1st deed of trust	533	793
Real estate — residential 2nd deed of trust	2,694	1,278
Real estate — land	343	612
Real estate — nonresidential	8,765	6,068
Real estate — construction	18,915	15,336
Consumer	95	62
Total nonaccrual loans	33,276	24,882

Accruing loans past due 90 day or more:
Commercial	159	396
Real estate — construction	2,000	2,000
Accruing loans past due 90 day or more	2,159	2,396
Total non-performing loans (NPLs)	35,435	27,278
OREO	6,727	4,650
Total non-performing assets (NPAs)	42,162	31,928

Restructured loans, not included above:
Commercial	1,118	178
Real estate — residential 1st deed of trust	—	276
Real estate — residential 2nd deed of trust	781	663
Real estate — land	196	276
Real estate — nonresidential	17,847	7,847
Real estate — construction	—	4,080
Consumer	70	5
Total restructured loans, not included above	20,012	13,325
Total non-performing assets and restructured loans (NPARs)	$62,174	$45,253
Selected ratios:
NPLs to total loans	12.72%	8.73%
NPAs to total assets	11.79%	8.60%
NPARs to total assets	17.39%	12.20%

Non-performing assets at September 30, 2010 were $42.3 million, an increase of $10.2 million from the $31.9 million balance at December 31, 2009. Non-performing and restructured loans at September 30, 2010 were $55.4 million, an increase of $14.4 million from the $40.6 million balance at December 31, 2009. This increase was primarily a result of an increase in nonaccrual nonresidential real estate and construction loans and accruing restructured nonresidential real estate loans as of September 30, 2010 compared to December 31, 2009. Non-performing and restructured loans at September 30, 2010 consisted of 83 loans, 18 of which have individual principal balances in excess of $1 million. These 18 loans, all of which are impaired and are secured primarily by real estate, had a total principal balance at September 30, 2010 of $40.0 million, of which, $25.2 million had specific reserves of $2.7 million. At September 30, 2010, there were $2.2 million accruing loans past due 90 days or more, all of which were considered well secured and in the process of collection. At September 30, 2010, there were $20.0 million accruing restructured loans which had sustained payment performance for a reasonable time prior to the restructuring but, based on global cash flows, were not expected to maintain that performance under the original terms of the agreement. However, global cash flows indicated the borrower’s ability to maintain payment performance under the restructured terms.

As of September 30, 2010, loans in the purchased HELOC portfolio totaling $1.2 million, or 4.7% of the total purchased HELOC portfolio, were over 90 days past due. As of December 31, 2009, there were $93 thousand, or 0.3% of the total purchased HELOC portfolio, were over 90 days past due. During the three and nine months ended September 30, 2010, we charged-off $278 thousand relating to the purchased HELOC portfolio. There were no charge-offs in 2009 relating to the purchased HELOC portfolio. In accordance with the loan purchase and asset sale agreement at the discretion of the Company, the seller has an obligation to repurchase loans that become 90 days past due. Accordingly, at September 30, 2010 we have applied $1.3 million against the $1.3 million deposit that the seller provided. Specific and general reserves related to this purchased HELOC portfolio increased to $2.3 million as of September 30, 2010 from $838 thousand as of December 31, 2009. The increase in reserves in 2010 is a result of the increase in past due loans.

Interest foregone on nonaccrual loans was $708 thousand and $673 thousand for the three months ended September 30, 2010 and 2009, respectively. Interest foregone on nonaccrual loans was $1.7 million and $1.5 million for the nine months ended September 30, 2010 and 2009, respectively. During the nine months ended September 30, 2010, the Company recognized $25 thousand in interest income on a cash basis for impaired loans. During the three months ended September 30, 2010 and the three and nine months ended September 30, 2009, the Company did not recognize any interest income on a cash basis for impaired loans.

Impaired Loans

Impaired loans are loans for which it is probable that we will not be able to collect all amounts due including principal and interest according to the original contractual terms of the loan agreement. The category of impaired loans is not the same as the category of nonaccrual loans, although the two categories overlap. Nonaccrual loans are those loans on which the accrual of interest is discontinued when collectibility of principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days or more. Management may choose to place a loan on nonaccrual status due to payment delinquency or when the collectibility of principal is in doubt.

In determining whether or not a loan is impaired, we apply our normal loan review procedures on a case-by-case basis taking into consideration the circumstances surrounding the loan and borrower, including the collateral value, the reasons for the delay, the borrower’s prior payment record, the amount of the shortfall in relation to the principal and interest owed and the length of the delay. We measure impairment on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent, less estimated selling costs. A loan is considered collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. The amount of a collateral dependent loan in excess of the fair value of the collateral that is identified as uncollectible, and is therefore deemed a confirmed loss, is charged off against the allowance for credit losses. Loans for which an insignificant delay in the collection of payments is anticipated, but where we expect to collect all amounts due, are not considered impaired.

The following table summarizes the recorded investment in loans that were considered to be impaired by loan category and the method used to measure impairment for the periods presented:

	As of September 30, 2010	As of December 31, 2009	As of December 31, 2008
	(Dollars in thousands)
Commercial	$4,679	$5,818	$1,176
Real estate — residential 1st deed of trust	959	1,056	561
Real estate — residential 2nd deed of trust	3,801	1,518	1,401
Real estate — land	1,083	613	868
Real estate — nonresidential	33,863	20,523	10,405
Real estate — construction	22,146	28,958	21,723
Consumer	209	249	—
Total impaired loans	$66,740	$58,735	$36,134

Method used to measure impairment
Discounted cash flows	$26,083	$14,929	$394
Collateral value	40,657	43,806	35,740
Total impaired loans	$66,740	$58,735	$36,134

The recorded investment in loans that were considered to be impaired increased to $66.7 million at September 30, 2010, compared to $58.7 million at December 31, 2009 and $36.1 million at December 31, 2008. The $8.0 million increase as of September 30, 2010 compared to December 31, 2009 is primarily a result of the identification of 12 additional impaired nonresidential real estate loans totaling $14.3 million as result of the continued increase in vacancy rates and continuing decline in commercial real estate values in our market area. These loans were identified primarily through the review of all nonresidential real estate loans and all commercial loans with a balance of $250,000 or greater, which was completed in the second quarter of 2010. Updated financial statements, rent rolls and tax returns were reviewed as appropriate. In addition, a physical site inspection was completed on all collateral for nonresidential real estate loans at that time.

Impaired loans increased $22.6 million as of December 31, 2009 compared to December 31, 2008 and was reflected in an increase in commercial loans of $4.6 million, nonresidential real estate of $10.1 million and real estate construction of $7.2 million. The increase in impaired commercial loans reflects the declining economy throughout 2008 as an increasing number of commercial businesses had declining profit margins. The increase in impaired nonresidential real estate loans was primarily due to the identification of 4 additional impaired loans as of December 31, 2009 totaling $7.6 million. The increase in impaired real estate construction loans was a result of the identification of 9 additional impaired loans as of December 31, 2009 totaling $16.7 million, offset by the foreclosure of real estate securing 4 loans totaling $5.6 million in 2009, the sale of one loan considered impaired at December 31, 2008 totaling $1.4 million to a third party in 2009 and the payoff of one loan considered impaired at December 31, 2008 totaling $1.4 million in 2009.

The related allowance for credit losses for impaired loans was $5.9 million, $6.1 million and $3.4 million at September 30, 2010, December 31, 2009 and 2008, respectively. Of the loans considered to be impaired at September 30, 2010, December 31, 2009 and December 31, 2008, $19.9 million, $8.1 million and $7.0 million, respectively, did not require a specific reserve because they had been written down to the estimated fair value of the collateral through a direct charge-off to the loan. In addition, $21.2 million, $19.8 million and $15.9 million of the impaired loans that had not been written down to the estimated fair value of the collateral did not require a specific reserve at September 30, 2010, December 31, 2009 and December 31, 2008, respectively, primarily as a result of estimated collateral values being larger than the recorded investment in the loans. Of the $21.2 million at September 30, 2010, $11.9 million related to nonresidential real estate loans and $6.4 million related to real estate construction loans. While we have seen a significant decline in real estate values over the last couple of years in our market, the collateral value of these loans are estimated to be greater than the outstanding principal balances. This is primarily because these loans had lower loan-to-values upon origination and in many instances, principal payments have been made.

As of September 30, 2010, 8% of collateral dependent loans were not secured by real estate, 54% of collateral dependent loans secured by real estate utilized an appraisal less than six months old, to estimate the fair value, 13% of collateral dependent loans secured by real estate utilized an appraisal between 7 and 12 months old, while 25% of collateral dependent loans did not have current appraisals available either because the loan was newly determined to be collateral dependent or an ordered appraisal had not yet been received. When a loan is first determined to be collateral dependent and on approximately an annual basis thereafter until the loan is no longer considered collateral dependent, a new appraisal is ordered, which typically is not available until the following quarter. Because of the current market, which has seen significant reductions in valuations of real estate collateral, if the most recent appraisal is more than six months old the fair value is estimated by applying adjustments, if any, to the previous appraisal based on estimated declines in market values, current appraisals on comparable properties, public websites offering estimated valuations, and discussions with real estate agents regarding the marketability of specific properties. The portion of the loan that is not reasonably assured of repayment is charged-off, but may be collected in the future. On a collateral dependent loan, the amount charged-off is typically the amount in excess of the estimated fair value of the collateral. In certain instances, we may charge-off only a portion of the difference between the estimated fair value of the collateral and the recorded investment in the loan and establish a specific reserve for the difference. In these instances, management has determined that foreclosure of the property is not probable because of ongoing discussions with the borrower about repayment. The amount that is charged-off is management’s estimate of the amount that is not reasonably assured of repayment. At September 30, 2010, December 31, 2009 and December 31, 2008, there were specific reserves on collateral dependent loans that were partially charged-off totaling $655 thousand, $2.0 million and $828 thousand, respectively. When a loan is determined to be collateral dependent it is placed on nonaccrual status unless the loan is in the process of collection and is well secured. A partially charged-off collateral dependent loan may be returned to accrual status when it is determined to be well secured either through receipt of an updated appraisal, principal reductions or it is no longer considered collateral dependent based on a global cash flow analysis of the borrower.

During the years ended December 31, 2009, 2008 and 2007 we did not recognize any interest income on a cash basis for impaired loans. During the nine months ended September 30, 2010, the Company recognized $25 thousand in interest income on a cash basis for impaired loans.

Included in impaired loans are troubled debt restructurings. A troubled debt restructuring is a formal restructure of a loan where the Company for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower. The concessions may be granted in various forms, including reduction in the standard interest rate, reduction in the loan balance or accrued interest, and extension of the maturity date. As of September 30, 2010, the Company has $119 thousand of commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructurings.

At September 30, 2010, all loans which management had serious doubts as to the collectibility of principal or were past due greater than 90 days, and not well secured and in the process of collection were classified as nonaccrual.

Allowance for Credit Losses

The allowance for credit losses is established through charges to earnings in the form of the provision for credit losses. Loan losses are charged to and recoveries are credited to the allowance for credit losses. The allowance for credit losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in loans. The adequacy of the allowance for credit losses is based upon management’s continuing assessment of various factors affecting the collectibility of loans, including current economic conditions, maturity of the portfolio, size of the portfolio, industry concentrations, borrower credit history, collateral, the existing allowance for credit losses, independent credit reviews, current charges and recoveries to the allowance for credit losses and the overall quality of the portfolio as determined by management, regulatory agencies, and independent credit review consultants. There is no precise method of predicting specific losses or amounts which may ultimately be charged off on particular segments of the loan portfolio. The collectibility of a loan is subjective to some degree, but must relate to the borrower’s financial condition, cash flow, quality of the borrower’s management expertise, collateral and guarantees, and state of the local economy.

The federal financial regulatory agencies in December 2006 issued a new interagency policy statement on the allowance for credit losses along with supplemental frequently asked questions. When determining the adequacy of the allowance for credit losses, management follows these guidelines. The policy statement revises and replaces a 1993 policy statement on the allowance for credit losses. The agencies issued the revised policy statement in view of today’s uncertain economic environment and the presence of concentrations in untested loan products in the loan portfolios of insured depository institutions. The policy statement has also been revised to conform with GAAP and post-1993 supervisory guidance. The policy statement reiterates that each institution has a responsibility for developing, maintaining and documenting a comprehensive, systematic, and consistently applied process appropriate to its size and the nature, scope, and risk of its lending activities for determining the amounts of the allowance for credit losses and the provision for loan and lease losses and states that each institution should ensure controls are in place to consistently determine the allowance for credit losses in accordance with GAAP, the institution’s stated policies and procedures, management’s best judgment and relevant supervisory guidance.

The policy statement also restates that insured depository institutions must maintain an allowance for credit losses at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio, and that estimates of credit losses should reflect consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. The policy statement states that prudent, conservative, but not excessive, loan loss allowances that represent management’s best estimate from within an acceptable range of estimated losses are appropriate.

The Company’s methodology for assessing the adequacy of the allowance for credit losses consists of several key elements, which include but are not limited to:

•	specific allocation for problem graded loans (“impaired loans”),

•	general or formula allocation, and

•	discretionary allocation based on loan portfolio segmentation.

Specific allocations are established based on management’s periodic evaluation of loss exposure inherent in classified, impaired, and other loans in which management believes that the collection of principal and interest under the original terms of the loan agreement are in question. For purposes of this analysis, classified loans are grouped by internal risk classifications which are “special mention”, “substandard”, “doubtful” and “loss”. Special mention loans are currently performing but are potentially weak, as the borrower has begun to exhibit deteriorating trends, which if not corrected, could jeopardize repayment of the loan and result in further downgrade. Substandard loans have well-defined weaknesses which, if not corrected, could jeopardize the full satisfaction of the debt. A loan classified as “doubtful” has critical weaknesses that make full collection of the obligation improbable. Classified loans, as defined by the Company, include loans categorized as substandard and doubtful. Loans classified as loss are immediately charged off.

Formula allocations are calculated by applying loss factors to outstanding loans with similar characteristics. Loss factors are based on our historical loss experience over the past three years, as adjusted for changes in the business cycle and on the internal risk grade of those loans and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date.

The discretionary allocation is based upon management’s evaluation of various loan segment conditions that are not directly measured in the determination of the formula and specific allowances. The conditions may include, but are not limited to, general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volumes and concentrations, and other business conditions.

The following table provides certain information for the years indicated with respect to the Company’s allowance for credit losses as well as charge-off and recovery activity.

	As of and for the Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Beginning balance	$12,406	$3,919	$3,374	$2,826	$1,988
Loans charged off during period:
Commercial	806	6,718	30	10	8
Real estate — residential 2nds	253	368	41	—	—
Real estate — land	963	769	—	—	—
Real estate — nonresidential	171	360	38	—	—
Real estate — construction	6,693	6,284	289	—	—
Consumer	596	1,010	2	2	—
Total	9,482	15,509	400	12	8
Recoveries:
Commercial	57	27	—	—	1
Real estate — nonresidential	157	—	—	—	—
Real estate — construction	23	—	—	—	—
Consumer	111	69	—	—	—
Total	348	96	—	—	1
Net loans charged off	(9,134)	(15,413)	(400)	(12)	(7)
Provision for credit losses	11,115	23,900	945	560	845
Ending balance	$14,387	$12,406	$3,919	$3,374	$2,826
Total loans, net of fees and costs	$304,739	$312,374	$305,135	$259,381	$206,659
Average loans	$310,253	$316,500	$279,221	$236,034	$197,536
Non-performing loans	$27,278	$27,851	$9,474	$—	$—
Selected ratios:
Net charge-offs to average loans	2.94%	4.87%	0.14%	0.01%	0.00%
Provision for credit losses to average loans	3.58%	7.55%	0.34%	0.24%	0.43%
Allowance for credit losses to total loans	4.72%	3.97%	1.28%	1.30%	1.37%
Allowance for credit losses to non-performing loans	52.74%	44.55%	41.37%	N/A	N/A

The allowance for credit losses totaled $14.4 million or 4.72% of total loans at December 31, 2009 compared to $12.4 million or 3.97% at December 31, 2008, and $3.9 million or 1.28% at December 31, 2007. We recorded a loan loss provision of $11.1 million, $23.9 million and $945 thousand for the years ended December 31, 2009, 2008 and 2007, respectively. The provisions recorded during 2009 and 2008 related to the overall trends in credit quality of our loan portfolio including an increase in the number and amount of classified and past due loans and deterioration in the general economic environment in our primary market area.

Construction and land development loans are highly dependent on property values both in terms of the likelihood of repayment once the property is developed by the current owner as well as the level of collateral the Company has securing the loan in the event of default. Loans in this category are characterized by the speculative nature of commercial and residential development properties and can include property in various stages of development from raw land to finished buildings.

In allocating our allowance for credit losses, management has considered the credit risk in the various loan categories in the Bank’s portfolio. As such, the allocations of the allowance for credit losses are based upon average historical net loan loss experience and the other factors discussed above. While every effort has been made to allocate the allowance to specific categories of loans, management believes that any allocation of the allowance for credit losses into loan categories lends an appearance of exactness that does not exist. The following tables indicate management’s allocation of the allowance and the percent of loans in each category to total loans as of each of the following dates. The allocated and unallocated portions of the allowance for credit losses are available to the entire loan portfolio. In 2009, management increased the unallocated amount of the allowance due to the significant decline in the value of real estate collateral during the year and the potential for increased risk in the portfolio relating to the economic and regulatory environment.

Allocation of the Allowance:

	As of December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Commercial	$3,825	$3,908	$508	$617	$862
Real estate — residential 1sts	367	244	98	76	43
Real estate — residential 2nds	1,250	610	197	128	81
Real estate — land	375	1,236	141	90	101
Real estate — nonresidential	3,449	1,832	1,066	958	852
Real estate — construction	4,205	3,934	1,598	1,207	650
Consumer	527	483	62	180	125
Unallocated	389	159	249	118	112
Total	$14,387	$12,406	$3,919	$3,374	$2,826

Percent of Loans in Each Category to Total Loans:

	As of December 31,
	2009	2008	2007	2006	2005
Commercial	14.3%	16.3%	18.2%	15.0%	13.3%
Real estate — residential 1sts	4.4%	4.3%	3.8%	4.3%	4.1%
Real estate — residential 2nds	16.7%	8.5%	7.5%	7.2%	7.7%
Real estate — land	1.7%	2.4%	3.3%	3.3%	7.9%
Real estate — nonresidential	47.8%	46.6%	41.3%	39.6%	41.0%
Real estate — construction	13.4%	20.0%	23.6%	28.5%	26.6%
Consumer	1.7%	1.9%	2.3%	2.1%	2.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The allowance for credit losses totaled $14.5 million or 5.15% of total loans at September 30, 2010 compared to $14.4 million or 4.72% at December 31, 2009. We recorded a loan loss provision of $7.9 million and $3.9 million for the nine months ended September 30, 2010 and 2009, respectively. Since December 31, 2009, the Bank has experienced significant material deterioration with certain large credit relations contained in its loan portfolio. This deterioration was seen both in an increase in the number of borrowers experiencing difficulties and a decrease in the appraised values of underlying collateral. During the first three months of 2010 the Bank incurred net charge offs of $1.4 million and added $600 thousand to provision for loan losses. In the three months ended June 30, 2010 net charge offs rose to $4.5 million and a $6.9 million provision for loan losses was recognized. During the three months ended September 30, 2010, net charge offs were $1.8 million and a $400 thousand provision for loan losses was recognized. The majority of charge-offs occurring in the three months ended June 30, 2010 ($3.1 million) was concentrated in five loans. In the second quarter of 2010, updated appraisals were received and management determined that the recorded amount of these five collateral dependent loans was considered uncollectible. At March 31, 2010, these five loans had specific reserves totaling $2.2 million based on the estimated fair value of the collateral at that date. The increase in the provision is largely attributable to specific reserves of $2.3 million on eight newly identified impaired loans totaling $9.5 million based on the receipt of updated financial information on the borrowers and lower valuations ($1.8 million) in collateral securing four loans that had been identified as impaired at March 31, 2010. The majority of the charge-offs occurring in the three months ended September 30, 2010 ($775 thousand) were concentrated in two loans. In the third quarter of 2010, management determined that the recorded amount in excess of the appraised value of these two collateral dependent loans was considered uncollectible. At June 30, 2010, these two loans had specific reserves totaling $512 thousand based on the estimated fair value of the collateral at that date. Management believes that the allowance for credit losses was adequate at

September 30, 2010. However, during the three months ended December 31, 2010, certain credits experienced deterioration of credit quality and an additional provision totaling $2.2 million was recorded. No prediction of the ultimate level of loans charged off in future years can be made with any certainty.

The following table shows the activity in the allowance for credit losses for the nine months ended September 30, 2010:

	Commercial	Real Estate — Residential 1sts	Real Estate — Residential 2nds	Real Estate — Land	Non- residential Real Estate	Construction	Consumer	Unallocated	Total
	(Dollars in thousands)
Beginning balance	$3,826	$367	$1,250	$375	$3,449	$4,205	$526	$389	$14,387
Charge-offs	(2,558)	(101)	(472)	(156)	(727)	(3,850)	(75)	—	(7,939)
Recoveries	102	—	34	—	2	—	—	—	138
Provision	2,155	143	2,491	281	1,705	1,309	(56)	(128)	7,900
Ending Balance	$3,525	$409	$3,303	$500	$4,429	$1,664	$395	$261	$14,486
Ending balance: loans individually evaluated for impairment	$4,679	$959	$3,801	$1,083	$33,863	$22,146	$209		$66,740
Loans with a specific reserve	$3,404	$576	$2,963	$740	$20,525	$10,426	$103		$38,738
Specific reserve	$1,554	$115	$937	$261	$2,069	$947	$60		$5,943

The allowance for credit losses increased by $2.1 million and $980 thousand in the categories of residential real estate secured by 2nd deeds of trust and nonresidential real estate, respectively, and declined $301 thousand and $2.5 million in the commercial and construction categories, respectively. The reason for the increase in the allowance for residential real estate secured by 2nd deeds of trust is primarily due to an increase in the reserve allocated to the purchased HELOC portfolio as a result of increased past due amounts and deterioration in the value of the underlying collateral. The increase in the allowance for nonresidential is largely attributable to lower valuations in collateral securing commercial real estate loans. The decrease in the allowance for commercial loans is primarily a result of the charge off of loans with previously identified specific reserves and a decrease in the overall balance of commercial loans during the nine months ended September 30, 2010. The decrease in the allowance for construction loans is primarily a result of the charge off of loans with previously identified specific reserve during the nine months ended September 30, 2010.

The following table provides certain information for the periods indicated with respect to the Company’s allowance for credit losses as well as charge-off and recovery activity.

	As of and for the Three Months Ended September 30,		As of and for the Nine Months Ended September 30,
	2010	2009	2010	2009
	(dollars in thousands)
Beginning balance	$15,922	$14,281	$14,387	$12,406
Loans charged off during period:
Commercial	410	86	2,558	183
Real estate — residential 1sts	42	—	101	—
Real estate — residential 2nds	61	127	472	127
Real estate — land	21	—	156	—
Real estate — nonresidential	727	—	727	171
Real estate — construction	555	1	3,850	949
Consumer	44	6	75	596
Total	1,860	220	7,939	2,026

	As of and for the Three Months Ended September 30,		As of and for the Nine Months Ended September 30,
	2010	2009	2010	2009
	(dollars in thousands)
Recoveries:
Commercial	$22	$—	$102	$47
Real estate — residential 2nds	—	—	34	—
Real estate — nonresidential	2	—	2	—
Real estate — construction	—	—	—	23
Consumer	—	—	—	111
Total	24	—	138	181
Net loans charged off	(1,836)	(220)	(7,801)	(1,845)
Provision for credit losses	400	400	7,900	3,900
Ending balance	$14,486	$14,461	$14,486	$14,461
Total loans, net of fees and costs	$281,375	$302,529	$281,375	$302,529
Average loans	$285,329	$308,602	$292,988	$312,460
Non-performing loans	$35,435	$35,397	$35,435	$35,397
Selected ratios:
Net charge-offs to average loans, annualized	2.55%	0.28%	3.56%	0.79%
Provision for credit losses to average loans, annualized	0.56%	0.51%	3.61%	1.67%
Allowance for credit losses to total loans	5.15%	4.78%	5.15%	4.78%
Allowance for credit losses to non-performing loans	40.88%	40.85%	40.88%	40.85%

Investment Securities Available-for-Sale

The carrying value of our investment securities available-for-sale at December 31, 2009 increased 34.5%, or $401 thousand, to $1.6 million, from $1.2 million at December 31, 2008 and 20.5%, or $266 thousand, from $1.3 million from December 31, 2007. Our portfolio of securities consisted of U.S. Government agency debt securities. As of December 31, 2009, securities with a current fair value of $531 thousand, $530 thousand and $500 thousand were scheduled to mature on November 9, 2011, December 19, 2011 and January 12, 2012, respectively.

The carrying value of our investment securities available-for-sale at September 30, 2010 increased $8.9 million, to $10.5 million, from $1.6 million at December 31, 2009 as the Company invested a portion of its excess cash. Our portfolio of securities consisted of U.S. Government agency debt and mortgage backed securities and corporate bonds. As of September 30, 2010, securities with a current fair value of $1.0 million and $1.9 million were scheduled to mature in 2011, in 2015, respectively. Principal and interest will be collected on the remaining $7.6 million in investment securities over the remaining term of the securities. As of September 30, 2010, those securities have an estimated remaining life of approximately 10.6 years.

Other Real Estate Owned

We record OREO properties at amounts which are approximately equal to the fair market value of the properties based on current independent appraisals reduced by estimated selling costs. A valuation allowance for losses on OREO is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on OREO which is included in other non-interest expense. Subsequent gains or losses on sales or write-downs resulting from permanent impairments are recorded in other income or expense as incurred. Our investment in OREO holdings, all of which were related to real estate acquired in full or partial settlement of loan obligations, was $6.7 million, net of a valuation allowance of $2.1 million at September 30, 2010 and $4.7 million, net of a valuation allowance of $1.6 million at December 31, 2009. At December 31, 2008, our investment in OREO holdings was $6.2 million, net of a valuation allowance of $36 thousand.

The following table provides a summary of the change in the OREO balance for the three and nine months ended September 30, 2010:

	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
	(dollars in thousands)
Beginning balance	$5,472	$4,650
Additions	2,104	3,390
Dispositions	(203)	(308)
Write-downs	(646)	(1,005)
Balance, September 30, 2010	$6,727	$6,727

Deposits

Deposits represent the Bank’s primary source of funds. Deposits are primarily core deposits in that they are demand, savings and time deposits generated from local businesses and individuals. These sources are considered to be relatively stable, long-term relationships thereby enhancing steady growth of the deposit base without major fluctuations in overall deposit balances. We experience, to a small degree, some seasonality with the slower growth period between November through April, and the higher growth period from May through October.

Average total deposits increased 7.0%, or $20.1 million, to $308.0 million for the year ended December 31, 2009, from $287.9 million for 2008. Average total deposits for the nine months ended September 30, 2010 were $283.3 million. We have utilized brokered deposits since 2005 as a way of diversifying our funding sources. Based on the Bank’s capital levels, the use of this funding source is not currently permitted. The Company did not have any brokered deposits at September 30, 2010. Total brokered deposits at December 31, 2009, 2008 and 2007 were $6.0 million, $9.2 million, $38.3 million and $21.9 million, respectively. Average brokered deposits were $22.7 million, $36.7 million and $16.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Average brokered deposits for the nine months ended September 30, 2010 were $3.0 million.

Total deposits increased 1.0%, or $2.9 million, to $302.6 million at December 31, 2009, from $299.8 million at December 31, 2008. Total deposits decreased 6.5%, or $19.6 million, to $283.0 million at September 30, 2010 from $302.6 million at December 31, 2009. If the brokered time deposits are excluded, total deposits at December 31, 2009 increased by 12.2% or $32.0 million from December 31, 2008. If the brokered time deposits are excluded, total deposits at September 30, 2010 decreased by 3.6% or $10.4 million from December 31, 2009. As of December 31, 2009 and September 30, 2010, one depositor represented 2.9% and 3.0% of total deposits, respectively.

The following table shows the average amount and average rate paid on the categories of deposits for each of the periods indicated:

	Year Ended December 31,
	2009		2008		2007
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Interest-bearing demand	$39,073	0.02%	$34,547	0.03%	$28,314	0.37%
Money market	59,143	1.22	60,586	2.34	54,624	3.04
Savings	16,953	0.40	13,634	0.53	11,910	0.94
Time certificates of deposit	120,464	2.02	112,194	3.52	96,695	4.98
Non-interest bearing deposits	72,397	—	66,933	—	65,860	—
Total	$308,030	1.05%	$287,894	1.89%	$257,403	2.60%

The following table shows the maturities of time certificates of deposit of $100 thousand or more at December 31, 2009:

December 31, 2009
(dollars in thousands)
Due in three months or less	$18,049
Due in over three months through six months	21,692
Due in over six months through twelve months	3,568
Due in over twelve months	737
Total	$44,046

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2009 consist of advances from the Federal Home Loan Bank (“FHLB”). The following table summarizes these borrowings:

	As of December 31,
	2009		2008		2007
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Short-term:
FHLB advances	$25,000	1.05%	$8,000	1.07%	$13,500	4.46%
Long-term:
FHLB advances	$15,000	1.89%	$15,000	2.30%	—	0.00%

	As of September 30, 2010
	Amount	Rate
	(Dollars in thousands)
Short-term:
FHLB advances	$38,567	0.95%
Long-term:
FHLB advances	$10,000	1.26%

The maximum amount of short-term borrowings outstanding at any month-end during 2009, 2008 and 2007, was $25.0 million, $10.0 million, and $15.0 million, respectively. The FHLB advances are collateralized by loans pledged to the FHLB. Short-term borrowings as of December 31, 2009 mature between January 2010 and October 2010. Long-term borrowings as of December 31, 2009 mature between January 2011 and October 2011. Short-term borrowings as of September 30, 2010 mature between October 2010 and July 2011. Long-term borrowings as of September 30, 2010 mature in October 2011 and April 2012.

The Company had also been issued a total of $3.5 million as of December 31, 2009 and $5.0 million as of December 31, 2008 in letters of credit by the FHLB which have been pledged to secure Local Agency Deposits. There were no letters of credit outstanding as of September 30, 2010. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2010 or 2009 and management does not expect to draw upon these lines in the future.

Junior Subordinated Deferrable Interest Debentures

We own the common securities of four business trusts that have issued an aggregate of $15.0 million in trust preferred securities fully and unconditionally guaranteed by us. The entire proceeds of each respective issuance of trust preferred securities were invested by the separate business trusts into junior subordinated deferrable interest debentures issued by us, with identical maturity, repricing and payment terms as the respective issuance of trust preferred securities. The aggregate amount of junior subordinated debentures issued by us is $15.5 million, with the maturity dates for the respective debentures ranging from 2033 through 2036. We may redeem the respective junior subordinated deferrable interest debentures earlier than the maturity date. At September 30, 2010, two of the debentures were redeemable, with the other two redeemable in October 2010 and July 2011.

Capital Resources

Shareholders’ equity at December 31, 2009 decreased to $9.5 million from $21.3 million at December 31, 2008 due to a net loss of $13.5 million for the year ended December 31, 2009 and was partially offset by the issuance of approximately $1.6 million in common stock from a private placement. A majority of the funds were raised from directors, officers and other charter members of the Board.

Shareholders’ equity at September 30, 2010 decreased to $5.1 million from $9.5 million at December 31, 2009 due to a net loss of $4.5 million for the nine months ended September 30, 2010.

Under capital adequacy guidelines, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets be maintained. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The regulatory capital guidelines as well as the actual capital ratios for Citizens Bancorp and Citizens Bank as of December 31, 2009 are as follows:

	CITIZENS BANCORP AND SUBSIDIARIES		CITIZENS BANK
	Minimum Regulatory Requirement	Actual Capital Ratio	Minimum Regulatory Requirement		Minimum Regulatory Requirement for “Well Capitalized” Institution	Actual Capital Ratio
Leverage Ratio	4.0%	3.3%	4.0	%(1)	5.0%	6.1%
Tier 1 Risk-Based Ratio	4.0%	4.1%	4.0%		6.0%	7.7%
Total Risk-Based Ratio	8.0%	9.2%	8.0%		10.0%	8.9%

(1)  The Order entered into by the Bank in February 2010, requires the Bank to maintain a Tier 1 capital to average assets (Leverage) ratio equal to or greater than 9% by July 2010. We did not meet the deadline for increasing the capital ratio; however, we continue our efforts to raise the capital needed to meet the capital requirements in the agreement.

The regulatory capital guidelines as well as the actual capital ratios for the Company and the Bank as of September 30, 2010 are as follows:

	CITIZENS BANCORP AND SUBSIDIARIES		CITIZENS BANK
	Minimum Regulatory Requirement	Actual Capital Ratio	Minimum Regulatory Requirement		Minimum Regulatory Requirement for “Well Capitalized” Institution	Actual Capital Ratio
Leverage Ratio	4.0%	2.0%	4.0	%(1)	5.0%	5.7%
Tier 1 Risk-Based Ratio	4.0%	2.4%	4.0%		6.0%	7.0%
Total Risk-Based Ratio	8.0%	8.5%	8.0%		10.0%	8.3%

(1)  The Order entered into by the Bank in February 2010, requires the Bank to maintain a Tier 1 capital to average assets (Leverage) ratio equal to or greater than 9% by July 2010. We did not meet the deadline for increasing the capital ratio; however, we continue our efforts to raise the capital needed to meet the capital requirements in the agreement.

Off-Balance Sheet Arrangements

Loan Commitments

In the normal course of business, there are various commitments outstanding to extend credit that are not reflected in the financial statements. Commitments to extend credit and letters of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Annual review of commercial credit lines, letters of credit and ongoing monitoring of outstanding balances reduces the risk of loss associated with these commitments. As of December 31, 2009, the Company had $60.8 million in unfunded loan commitments and $1.1 million in letters of credit. This compares to $89.4 million in unfunded commitments and $1.4 million in letters of credit at December 31, 2008. Of the $60.8 million in unfunded loan commitments, $22.0 million and $38.8 million represented commitments to commercial and consumer customers, respectively. Of the total unfunded commitments at December 31, 2009, $39.6 million were secured by real estate, of which $2.0 million was secured by commercial real estate and $37.6 million was secured by residential real estate in the form of equity lines of credit. The commercial loan commitments not secured by real estate primarily represent business lines of credit, while the consumer loan commitments not secured by real estate primarily represent revolving credit card lines. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Guaranteed Credit Cards

The Company has guaranteed certain credit cards that were issued by other banks. The guaranteed credit cards are issued to customers of the Bank. The Company evaluates each customer’s creditworthiness on a case-by-case basis. As of December 31, 2009 and 2008, the guaranteed credit cards had total credit commitments of $1.3 million and $1.2 million, respectively. Losses on guaranteed credit cards were not material for the years ended December 31, 2009, 2008 and 2007.

Operating Leases

We lease all seven depository branches as well as our administration office under noncancelable operating leases. These leases expire on various dates through 2017 and have various renewal options ranging from three to ten years. Rental expense included in occupancy and equipment expense totaled $585 thousand, $574 thousand and $552 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

Liquidity Management

Management believes that the level of primary and secondary sources of liquidity is sufficient to meet our current and presently anticipated funding needs on a consolidated basis.

Citizens Bancorp

On a stand-alone basis, we rely on dividends from the Bank as our primary source of liquidity. As of December 31, 2009, the Bank could not provide for any dividend distributions to the Company. In order to preserve capital in August 2009, we began deferring TARP dividend payments and in July 2010, we began deferring interest payments on trust preferred securities. To further augment capital, we successfully completed a private placement during December 2009, selling $1.6 million in common stock. In addition, in April 2010, as a continuation of the private placement, we received an additional $100 thousand for the sale of common stock.

Citizens Bank

The Bank’s primary source of funds is deposits. On an ongoing basis, management anticipates funding needs for loans, asset purchases, maturing deposits, and other needs and initiates deposit promotions as needed. Management periodically measures the Bank’s liquidity position through the use of short-term and medium-term internal liquidity calculations. These are monitored on an ongoing basis by the Board of Directors and the Bank’s Asset Liability Management Committee.

Based upon our existing business plan, management believes that the level of liquid assets and secondary liquidity is sufficient to meet the Bank’s current and presently anticipated funding needs. The Bank’s liquidity ratio was 16.7% at December 31, 2009, 9.1% at December 31, 2008 and 4.0% at December 31, 2007. The Bank has a successful history of establishing and retaining deposit relationships with business customers and periodically utilizes collateralized borrowing lines and wholesale funding resources to supplement local deposit growth. These include borrowing lines with FHLB, FRB, and correspondent banks, and utilization of brokered time deposits. At December 31, 2009, the Bank had available credit of $24.4 million from the FHLB and $922 thousand from FRB. At December 31, 2009, the Bank was not eligible to utilize brokered deposits.

Our liquidity may be impacted negatively, however, by several other factors, including worsening economic conditions and seasonal fluctuations of deposits.

Adoption of New Financial Accounting Standards

See Note 2 — “Summary of Significant Accounting Policies — Adoption of New Financial Accounting Standards” of the Company’s Consolidated Financial Statements in Item 8 — Financial Statements of this prospectus for information related to recent accounting pronouncements.

BUSINESS

Overview and History

Citizens Bancorp

We are the bank holding company for Citizens Bank of Northern California (also referred to as “Citizens Bank” or “Bank”), a California chartered bank. At this time, Citizens Bancorp functions primarily as the holder of all of Citizens Bank common stock. It may, in the future, acquire or form additional subsidiaries, including other banks to the extent permitted by law, although Citizens Bancorp has no plans to do so in the immediate future. Citizens Bancorp does not own or lease any property and has no paid employees; however, it shares the facilities and employees of Citizens Bank.

The Company formed Citizens Bancorp Trust I on June 18, 2003, Citizens Bancorp Trust II on July 7, 2004, Citizens Bancorp Trust III on August 24, 2005 and Citizens Bancorp Trust IV on June 28, 2006 as Delaware business trusts for the sole purpose of issuing trust preferred securities.

As a bank holding company, the Company is regulated by the Federal Reserve Board. The Bank is a California state chartered bank, regulated by the DFI and its primary federal regulator is the FDIC.

The principal office of Citizens Bancorp is 208 Providence Mine Rd., Suite 122, Nevada City, California 95959, and the telephone number is (530) 478-6000. Our common stock is traded on the OTCBB under the symbol “CZNB”.

Citizens Bank

Citizens Bank is an FDIC-insured commercial bank chartered as a financial institution by the State of California. Formed in 1994 and headquartered in Nevada City, California, Citizens Bank has six branches in communities throughout Nevada County, including Nevada City, Penn Valley, Lake of the Pines, Truckee, and two branches in Grass Valley. In addition the Bank has one branch in Placer County in the city of Auburn.

Citizens Bank provides community banking services in its market areas offering a wide variety of deposit products, commercial, residential and consumer loans and other traditional banking products and services, including electronic banking services, that are designed to meet the needs of small and middle market businesses and individuals. As a full service community bank, Citizens Bank seeks to differentiate itself from its competitors through superior personal service, responsiveness and local decision-making.

Our Business

We focus on meeting the commercial banking needs in Nevada County and in the greater Auburn area in Placer County. Our customers are generally small- to medium-sized businesses (generally representing businesses with less than $25 million in annual revenues) that require highly personalized commercial banking products and services that we deliver in our relationship banking style. We believe that our customers prefer locally owned and managed banking institutions that provide responsive, personalized service and customized products. In 2009, for the 11th year in a row, the quality of our service was voted “Best in Nevada County” by the readers of The Union newspaper. A substantial portion of our business is with customers who have long-standing relationships with our officers or directors or who have been referred to us by existing customers.

We have focused our lending activities on real estate secured transactions. Commercial real estate loans, construction loans and land acquisition and development loans, comprised 61% of our loan portfolio at December 31, 2009 compared to 67% at December 31, 2008. We also see opportunity in growing our residential real estate loans, which comprised 23% of our loan portfolio at December 31, 2009 compared to 15% at December 31, 2008. Non-real estate commercial and other loans comprised 16% of our loan portfolio at December 31, 2009 compared to 18% at December 31, 2008. On the deposit side, we have focused on continuing to increase our already strong demand deposit base, which is generally obtained from strong commercial banking relationships. Non-interest bearing demand deposits were 25% of our total deposits at December 31, 2009 compared to 22% at December 31, 2008.

We have seven full service branches, two located in Grass Valley and one each in Nevada City, Penn Valley, Lake of the Pines, Truckee and Auburn. Our headquarters is located at our Nevada City branch at 305 Railroad Avenue, Nevada City, California 95959 and our telephone number is (530) 478-6000. We maintain a website at www.citizensbanknc.com.

Events of 2008 and 2009

In 2008 and 2009, we suffered losses of $10.7 million and $13.5 million, respectively. These losses were primarily the result of:

•	a major economic recession in our market area, California and the nation which resulted in decreasing real estate values and significant unemployment;

•	a concentration in land and construction loans;

•	a circumvention of certain policies and procedures within the loan administration function, see “Risk Factors — Risks Related to Our Business and Market”; and

•	the need for a valuation reserve on our deferred tax assets.

The confluence of these circumstances led us to a restatement of our 2008 financial statements after an examination by the DFI in May of 2009 and a significant change in our senior management team. In 2009, because of the accumulative deficit position of the Company, a valuation allowance of $9.3 million was recorded against all of the Company’s net deferred tax assets.

Management Responses

Under Mr. Gall’s leadership, the reconstituted executive management team and the Board of Directors have taken a number of proactive steps to stabilize the Bank and reduce losses. These steps have included:

•	completing a comprehensive review of the loan portfolio;

•	reorganizing the credit administration and underwriting functions, including internal control enhancement;

•	hiring a number of new senior officers;

•	increasing equity capital by almost $1.7 million through the private placement of Company stock;

•	planning a reduction in assets of approximately $30 million in 2010 in order to support regulatory capital ratios;

•	assigning Mr. Campbell as Chief Risk Officer and Mr. Behn as Senior Credit Administrator;

•	maintaining a net interest margin within the 90th percentile of all insured commercial banks with assets between $300 million and $1.0 billion;

•	changing our funding mix by reducing brokered deposits and focusing on building core deposits;

•	becoming more efficient by centralizing operations and reducing non-interest expense;

•	initiating an SBA department to diversify the loan portfolio, reduce risk and generate fee income; and

Major Challenges

Despite the foregoing efforts and accomplishments, the board of directors and management are faced with several major challenges in the short run in attempting to overcome the events of 2008, 2009 and 2010. These major challenges include:

Recapitalization

Our capital has been significantly reduced as a result of the losses in 2008, 2009 and 2010 and we must now recapitalize the Company and the Bank. We were required by our regulators to raise the Bank’s leverage capital ratio to 9% by the middle of July. Although we have not met the deadline, we are continuing our efforts to raise the capital needed to reach the capital ratios required in the Order. See “Consent Order and Written Agreement.” To achieve such a ratio, we must:

•	increase the Bank’s capital through a combination of new equity capital and its earnings;

•	continue to reduce assets from the amount at year end 2009; and

•	minimize future losses from non-performing loans or from other assets.

If we do not achieve all these goals, we will not be able to satisfy the Capital Requirement of the Order which would have a material adverse effect on the Company and the Bank and the value of your investment and our ability to continue as a going concern. These effects could include additional regulatory enforcement actions including the imposition of civil monetary penalties against the Company, the Bank or both, the termination of insurance of the Bank’s deposits by the FDIC or the closing of the Bank with the imposition of a conservator or receiver. See “Supervision and Regulation — Capital Standards,” “Supervision and Regulation — Prompt Corrective Action and Other Enforcement Mechanisms,” and “Risk Factors — Risks Related to the Offering.”

We view satisfying the capital requirements of the Order as only the first step in our recapitalization. We anticipate that further capital will be necessary in order to (i) execute our growth strategy once our financial position improves and (ii) keep us in compliance with the Order. The economic recession has provided a number of opportunities for expansion for a well-capitalized institution which is in satisfactory regulatory condition.

Consent Order and Written Agreement

The DFI completed its regularly scheduled examination of the Bank in May, 2009. As a result of such examination, effective February 11, 2010, the Bank entered into a stipulation and consent to issuance of the Order by the FDIC and DFI. The status updates provided below are current as of the date of this prospectus.

The Order requires the Bank to:

•	Maintain acceptable Executive Management and provide Executive Management with written authority to implement the provisions of the Consent Order and obtain written approval from the regulators to appoint new individuals to the Bank’s Board or to Executive Management.

•	Status: Following the May 2009 DFI examination, the Bank received regulatory approval and retained the services of a new President/Chief Executive Officer, Gary D. Gall; Senior Credit Administrator, Michael A. Behn; and added the position of General Counsel/Chief Risk Officer, Phillip J. Campbell, to the Executive Management team. On March 18, 2010, the Bank’s Board adopted a resolution providing appropriate written authority to each member of Executive Management to implement the provisions of the Order.

In addition to these Executive Management changes, during June of 2010 the Bank received approval for the appointment of two new directors, Reynold C. Johnson III and Kenneth J. Meyers.

•	Within 150 days of the effective date of the Order and thereafter, achieve and maintain tangible shareholder’s equity to total tangible assets, and Tier 1 capital to total assets, equal to or greater than 9% (the “Capital Requirement”).

•	Status: On September 17, 2009, the Company began to implement a strategy to augment capital. In December of 2009 a private placement of common stock was conducted by the Company and raised $1.6 million, of which $1.4 million was down-streamed to the Bank on December 28, 2009. To further augment the Bank’s capital, certain deferred compensation arrangements with Directors and one of the executive officers were surrendered, adding $1.3 million to the Bank’s retained earnings effective June 30, 2010.

As of September 30, 2010, the Bank’s ratio of Tangible Shareholders’ Equity to Total Tangible Assets stood at 5.49%, while its ratio of Tier 1 Capital to Average Total Assets was 5.68%. Although we have not met the deadline, we are continuing our efforts to raise the capital needed to reach the capital ratios required in the Order.

•	Develop, adopt and implement a Capital Plan setting forth specific actions that the Bank will take to satisfy the Capital Requirement;

•	Status: Prior to entering into the Consent Order, the Board adopted a Capital Policy in September 2009. Subsequently, the Board adopted a modification to the Capital Policy, integrating the 2009-2010 capital enhancement strategies to include a private placement and this Offering.

•	Within 30 days from the effective date of the Order, eliminate from the books, all assets classified “Loss” in the Report of Examination dated May 18, 2009 (“Report”) by charge-off or collection.

•	Status: Prior to entering into the Order, all loans classified as “Loss” in the Report were charged-off.

•	Within 90 days from effective date of the Order, reduce assets classified as “Doubtful” and “Substandard” in the Report to not more than 75% of capital and reserves.

•	Status: Assets classified in the May 2009 examination as Substandard or Doubtful had been reduced by approximately 54% as of May 12, 2010. The ratio of those assets to capital and reserves was approximately 58% on that date.

•	Within 180 days from effective date of the Order, reduce assets classified as “Doubtful” and “Substandard” in the Report to not more than 50% of capital and reserves.

•	Status: Assets classified in the May 2009 examination as Substandard or Doubtful had been reduced by approximately $34 million, or 72% as of November 12, 2010 to approximately $13 million. The ratio of those assets to capital and reserves was approximately 38% on that date. The Bank is diligently working to reduce the level of classifications to the level required by the Order through the completion of scheduled foreclosure actions and successful loan modifications.

•	Within 270 days from the effective date of the Order, reduce assets classified as “Doubtful” and ”Substandard” in the Report to not more than 25% of capital and reserves.

•	Status: The Bank is diligently working to reduce the level of classifications to the level required by the Order through the completion of scheduled foreclosure actions and successful loan modifications.

•	Within 60 days from the effective date of the Order, develop a written asset disposition plan for each classified asset greater than $500,000; plans shall be reviewed and approved by the Board.

•	Status: The Bank completed written asset disposition plans as required by the Order. The Bank’s Board completed its review and approval of the plans during its April 2010 regular Board meeting.

•	During the life of the Order, maintain an adequate allowance. In addition, revise methodology for determining the adequacy of the allowance in accordance with the Report. Board shall review the adequacy of the allowance at least quarterly and results of the review shall be reflected in the meeting minutes.

•	Status: The Bank continues to maintain an adequate allowance for credit losses. As of September 30, 2010, the Bank’s ratio of allowance for credit losses to total loans stood at 5.15%. Prior to entering into the Order, the allowance methodology was revised as recommended in the Report. In addition, the Bank engaged an independent consultant to review the adequacy of the reserve for the purchased HELOC portfolio, and utilized the results of that review to enhance the reserve for that portfolio effective June 30, 2010. The Board reviews the adequacy of the allowance for credit losses quarterly as required by the Order and this review is documented in meeting minutes.

•	Within 60 days from the effective date of the Order, revise, adopt and implement improved written lending policies that address deficiencies identified in the Report.

•	Status: Prior to entering into Order, the written lending policies were revised to address the deficiencies and incorporate recommendations contained in the Report.

•	Within 60 days from the effective date of the Order, develop and implement appropriate policies and procedures re: appraisals and evaluations.

•	Status: Prior to entering into the Order, the Bank revised its written lending policies and implemented new procedures concerning appraisals and evaluations.

•	Within 60 days from the effective date of the Order, revise and implement policies and procedures for monitoring and reporting asset concentrations.

•	Status: Prior to entering into the Order, the Bank revised its written lending policies and procedures concerning the reporting and monitoring of asset concentrations.

•	Effective February 11, 2010, do not extend any credit to any borrower who has loans, in whole or in part, that have been charged off or are classified “Loss” and remain uncollected.

•	Status: Since the effective date of the Order, the Bank has not extended credit to any borrower who has loans, in whole or in part, that have been charged off or are classified “Loss” and remain uncollected.

•	Within 60 days from the effective date of the Order, formulate and implement a written plan and comprehensive budget for all categories of income and expense and submit to the DFI & FDIC for review and opportunity to comment.

•	Status: On February 18, 2010, the Bank’s 2010 budget was approved by the Board. On March 2, 2010, the budget was mailed to the DFI & FDIC for review and comment. No comments from the DFI or FDIC have been received by the Bank.

•	During the life of the order, do not establish any new branches or other office without prior written consent of the DFI & FDIC.

•	Status: The Bank has not established any new branches or offices.

•	Within 90 days of the effective date of the Order, adopt and implement a written Contingency Liquidity Policy.

•	Status: On November 19, 2009, the Asset/Liability Management and Interest Rate Risk Policy, which includes a Contingency Funding Plan addendum, was approved by the Board. This policy was further revised and approved again by the Board on April 22, 2010.

•	During the life of the Order, no distributions to shareholders may be made without prior written approval of DFI and FDIC.

•	Status: No distributions have been made to the Bank’s shareholder (the Company).

•	During the life of the Order, the Bank is to comply with the provisions of the FDIC Rules & Regulations regarding brokered deposits.

•	Status: The Bank is in compliance with the FDIC Rules & Regulations provisions regarding brokered deposits. Since September 30, 2008, brokered and reciprocal deposits have been reduced from a high of $64 million, or 17.5% of total assets. There were no brokered nor reciprocal deposits outstanding at September 30, 2010.

•	Within 60 days from the effective date of the Order, correct all violations of consumer laws in the Compliance Report dated May 4, 2009, and adopt and implement policies, procedures & controls to prevent their recurrence.

•	Status: All of the apparent violations of consumer laws as noted in the Compliance Report have been corrected. Examination recommendations have been noted and implemented. Policies, procedures and controls were adopted and implemented to prevent the reoccurrence. The corrections and changes were accomplished by several methods including: computer software changes, revising procedures, and additional employee training. The compliance review process has been enhanced to monitor and supervise these areas of concern

•	Within 60 days from the effective date of the Order, increase oversight of the Compliance function, dedicate additional resources as needed, and provide monthly reports to senior executive officers and the Board.

•	Status: Following the date of the Compliance Examination, the Board hired a General Counsel/ Chief Risk Officer/Compliance Officer experienced in bank compliance issues to oversee the Bank’s compliance function and replace the former Compliance Officer. Additionally, to assist the General Counsel, an Assistant Compliance Officer has been retained to assist with day-to-day compliance issues and to oversee the Bank’s compliance training program. Our comprehensive employee compliance training program has been enhanced and is being closely monitored. The Board and senior management are committed to providing additional resources to the compliance function as needed. Monthly compliance reports are now being provided to the Board and senior executive officers.

•	Within 60 days from the effective date of the Order, evaluate and enhance the compliance training program.

•	Status: The Bank’s training program has been reviewed and specific courses have been assigned according to individual job functions. In addition to on-line computer training, reinforcement is provided during department/staff/committee meetings by department managers, the Assistant Compliance Officer, or General Counsel/Chief Risk Officer. To develop an in-depth knowledge of compliance issues the Assistant Compliance Officer and General Counsel/Chief Risk Officer attend web seminars and conferences. Finally, a Bank Compliance Committee comprised of the department managers, the Assistant Compliance Officer, and the General Counsel/Chief Risk Officer has been reconvened and meets on a quarterly basis to share Bank Compliance developments and discuss compliance training and/or issues. General Counsel/Chief Risk Officer and Assistant Compliance Officer provide the Board’s Audit Committee with monthly updates on progress with compliance initiatives and new compliance projects. Thorough record keeping for all employees who attend training meetings and/or seminars, as well as assigned on-line training, is compiled and documented by the Assistant Compliance Officer.

•	Within 60 days from the effective date of the Order, adopt and implement internal controls to ensure consistency between system specs and loan documents with particular focus on improving compliance monitoring of flood insurance requirements.

•	Status: The Bank’s loan file maintenance and review procedures have been enhanced to include an affirmative certification from the Loan Underwriter attesting that real property collateral lies outside the flood zone or has proper flood insurance.

•	Within 60 days from the effective date of the Order, improve compliance audit procedures to address scope and frequency of such audits.

•	Status: The Bank has enhanced its internal monitoring of compliance issues. Additionally, the Board has increased the audit frequency of its loan and deposit compliance areas so that audits in these areas are performed on an annual basis. The Audit Committee increased the review period in the scope of engagement with its auditors to include testing of transactions since the prior audit.

•	Within 30 days after the end of the first quarter following the effective date of the Order, and within 30 days after the end of each quarter thereafter, provide written progress reports to DFI & FDIC.

•	Status: The Bank has filed the required progress reports with the DFI and FDIC.

•	During the life of the Consent Order, notify DFI & FDIC in advance of making any public announcement regarding the financial condition of the Bank, Executive Management or the Board.

•	Status: Since the February 11, 2010 effective date of the Consent Order, the DFI and FDIC have been provided in advance, with any and all applicable public announcements.

•	During the life of the Consent Order and in the future, comply with all laws and regulations.

•	Status: The Bank continues to endeavor to comply with all laws and regulations.

•	During the life of the Order, do not amend or rescind any approved plans, policies, procedures or programs without prior written approval of the DFI and FDIC.

•	Status: The Bank has complied with this provision.

The Order will remain effective until amended, suspended or terminated by the FDIC and DFI. The Bank and its management have already undertaken multiple initiatives to comply with the terms of the Order, and will diligently continue such effort during the life of the Order.

On February 22, 2010 the Company entered into an agreement with the Federal Reserve Board (the “Federal Reserve Agreement”) to maintain the financial soundness of the Company so that the Company may serve as a source of strength to the Bank.

In the Federal Reserve Agreement, the Company agreed that:

•	The Board of Directors of the Company shall take appropriate steps to ensure that the Bank complies with the Order entered into with the FDIC and the DFI.;

•	Status: The Company has provided the Federal Reserve Board with copies of the DFI/FDIC Order quarterly progress reports.

The Company shall not declare or pay any dividends nor make any distribution of interest, principal, or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Federal Reserve Board;

•	Status: The Company has not declared or paid any dividends or other distributions without obtaining the prior written approval of the Federal Reserve Board. The Company received the Federal Reserve Board’s prior written approval to make the April 7, 2010 trust preferred securities payment on the condition that the Company received new capital sufficient to make such payment. Such capital was raised and no further payments have been made on the trust preferred securities.

•	The Company and its nonbank subsidiaries, if any, shall not, directly or indirectly incur, increase or guarantee any debt, nor shall the Company directly or indirectly, purchase or redeem any shares of its stock without the prior approval of the Federal Reserve Board;

•	Status: The Company has not directly or indirectly incurred, increased or guaranteed any debt, nor has the Company directly or indirectly, purchased or redeemed any shares of its stock.

•	The Company shall comply with certain notice provisions under the applicable federal rules and regulations to notify the Federal Reserve Board in appointing any new director or senior executive officer, or changing the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position;

•	Status: The Company submitted two Interagency Notice of Change in Director packages for new directors, Reynold C. Johnson III and Kenneth J. Meyers and received a letter dated May 28, 2010 from FRB interposing no objection to the appointments. Mr. Johnson was appointed effective June 2, 2010, and Mr. Meyers was appointed effective June 4, 2010.

•	The Company shall comply with restrictions on indemnification and severance payments pursuant to the applicable federal laws and regulations;

•	Status: The Company has not made any indemnification payments and all severance payments have been in accordance with applicable federal laws and regulations.

•	Within 30 days after the end of each calendar quarter following the date of the Federal Reserve Agreement, the Board of Directors shall submit to the Federal Reserve Board written progress reports detailing the form and manner of all actions taken to secure compliance with the provisions of the Agreement and the result thereof, applicable financial data of the Company, and changes in shareholders’ equity.

•	Status: The Company provided the Federal Reserve Board with such quarterly written progress reports.

The Federal Reserve Agreement will remain effective and enforceable until stayed, modified, terminated, or suspended in writing by the Federal Reserve Board. The Company and its management have already undertaken multiple initiatives to comply with the terms of the Federal Reserve Agreement, and will diligently continue such effort during the life of the Agreement.

The foregoing descriptions of the Order and the Federal Reserve Agreement are summaries and do not purport to be a complete description of all of the terms of such documents, and are qualified in their entirety by reference to the Order and the Federal Reserve Agreement. The Order and the Federal Reserve Agreement are attached as exhibits to the registration statement of which this prospectus is a part.

The Company and the Bank believe that the regulators may take further enforcement action including the possible modification of the Order.

Due to the level of the Bank’s total risk-based capital the FDIC has placed the following requirements, limitations and/or restrictions on the Bank:

•	No capital distributions or payment of management fees.

•	Submission of a CRP that is acceptable to the FDIC.

•	Close monitoring by the FDIC of the Bank’s condition and compliance with the approved CRP as well as limitations and/or restrictions set forth in this paragraph.

•	Restricting growth of the Bank average total assets during any calendar quarter to not more than its average total assets during the preceding calendar quarter unless the FDIC has accepted the CRP and the increase is consistent with the CRP and the Bank’s ratio of tangible equity to assets increases at a rate during the calendar quarter sufficient to enable the Bank to reach an acceptable capital level within a reasonable time.

•	The FDIC’s prior approval must be obtained for the acquisition of any company or branch, the establishment of any branch, or the engagement in new line of business.

If the FDIC does not approve the CRP, the Bank fails to submit a CRP or the Bank fails to implement the CRP in any material respect, then the Bank will be subject to the additional prompt corrective action provisions applicable to “significantly undercapitalized” banks until such time that a new CRP is approved. Achievement of the CRP depends on future events and circumstances, the outcome of which cannot be assured. In the fourth quarter of 2010, the Bank submitted its CRP to the regulators.

Strengthen the Balance Sheet

Non-performing assets, which include nonaccrual loans, loans past due 90 days and still accruing, and other real estate owned totaled $39.6 million as of December 31, 2010. Reducing the level of non-performing assets will take a significant effort and will continue through 2011 and beyond. We have dedicated additional resources and will continue our proactive approach to managing our non-performing assets with aggressive loan resolution strategies and loan sales, as appropriate. We expect that many of these assets will eventually require foreclosure and subsequent sale by the Bank. This will prove to be a detriment to our earnings since we will not be earning any interest on the non-performing asset, will also have the cost of carrying the property while awaiting sale, and may experience further losses if the value of such property declines, as discussed below.

We have completed reappraisals of the real property securing our non-performing and impaired loans and have marked these assets to their lower market values less costs to sell which contributed to our losses in 2008, 2009 and 2010. While we believe that our current loan loss reserve is adequate to absorb future losses based on these reappraisals, any further deterioration in real property values will lead to further losses and a decrease in capital.

Return to Profitability

It is essential that we return to profitability to support our long term growth in assets and shareholder value. If we are able to successfully manage our problem assets, management believes that there are several significant earnings drivers which will lead to sustained earnings growth. These drivers include:

•	a strong net interest margin of 4.54% for the nine months ended September 30, 2010 driven by our low cost of funds;

•	approximately $9.3 million in deferred tax assets to shelter future income from taxes, subject to certain limitations;

•	the opening of our SBA department to generate small business government guaranteed loans which can be retained for earnings or sold in the secondary market for a premium with the possibility of service fee income; and

•	an increase in operating efficiencies and cost reduction measures which should favorably impact non-interest expense.

Our Business Strategy

Our long-term business strategy is to provide comprehensive banking and related services to small- to medium-sized businesses and their employees. The key elements of our strategy are:

•	Maintain our emphasis on business banking

Our focus on providing comprehensive banking services to small- to medium-sized businesses continues to help us grow our core non-interest bearing deposit base and maintain our strong net interest margin.

•	Increase market share

Because Citizens Bank is the only community bank headquartered in Nevada County, we believe that there is significant potential to increase business with current customers, to attract new customers in our existing markets, and to position ourselves to enter new markets. Quality service, which is an integral part of our culture, and doing business locally, are reasons that the Bank’s customers prefer our locally-based organization.

•	Use technology to expand our customer base

While our strategy continues to emphasize superior personal service, we also take advantage of user-friendly technology-based systems to attract customers who may prefer to interact with their financial institution electronically. We offer technology-based services including voice response banking, debit cards, online banking, bill pay and cash management, remote deposit capture, ATMs and an internet website. We believe the availability of both traditional banking services and electronic banking services enhance our ability to attract a broader range of customers.

•	Maintain and recruit highly competent personnel

We have developed a strong corporate culture that has allowed us to recruit and retain some of the best bankers in the Northern California market. We are committed to attracting, developing and retaining people who are significantly knowledgeable about the banking industry and passionate about the communities which we serve. Our compensation and benefits program is competitive. The individuals who comprise our executive management team have an average of thirty-four years of banking industry experience, and our business development and service personnel are well-respected, as well as, very involved in our communities.

Our Competition

Citizens Bank faces competition both in making loans and generating deposits. In the past, Citizens Bank’s most direct competition has come from larger regional banks. These regional banks are well-established and have substantially greater financial resources than Citizens Bank, which have enabled them to market their products and services extensively, offer access to a greater number of locations and products, and price competitively. In addition, Citizens Bank faces competition for loans from out-of-state financial institutions which have established loan production offices as well as from non-bank competitors. Competition for deposits also comes from short-term money market funds, other corporation and government securities funds and other non-bank financial institutions such as brokerage firms and insurance companies. Many of Citizens Bank’s non-bank competitors are not subject to the same degree of regulation as that imposed on federally insured state chartered banks. As a result, such non-bank competitors have advantages over Citizens Bank in providing certain services.

The California Department of Finance estimates that the Nevada County population did not materially change from January 2009 to January 2010, compared to a growth rate of 1.0% for the State of California. In addition, according to the report, the city of Auburn in Placer County, population increased an estimated 0.7% for the same period. Accordingly, Citizens Bank’s future growth depends largely upon its ability to increase its market penetration. Based on deposit information gathered annually and available to the banking industry in October each year, deposits in all 47 of the banks in Citizens Bank’s service area were $2.8 billion, down $85.5 million, or 3% from June 30, 2009 to June 30, 2010. Citizens Bank had 9.75% market share at June 30, 2010, compared to 10.70% at June 30, 2009, the 3rd largest market share. The top five financial institutions were all banks. Of the top five financial institutions, those with at least 5% market share, only one institution registered an increase in market share over the previous year.

The banking and financial services business in California in general and Nevada County and the greater Auburn area in Placer County in particular is highly competitive. This increasingly competitive environment is a result primarily of growth in community banks, changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than we can offer.

Competition for deposit and loan products remains strong from both banking and non-banking firms and this competition directly affects the rates of those products and the terms on which they are offered to consumers.

Technological innovation continues to contribute to greater competition in domestic and international financial services markets. Many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer and ATMs.

Mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. In addition, competition has intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically with fewer restrictions than in the past. These laws allow banks to merge with other banks across state lines, thereby enabling banks to establish or expand banking operations in our market. The competitive environment is also significantly impacted by federal and state legislation that make it easier for non-bank financial institutions to compete with us.

In marketing our services, we capitalize on our local identity and that of our directors, officers and shareholders who have business and personal ties to the local community. Since we are locally owned and operated, with a management team and Board of Directors charged with monitoring the financial needs of the local community, we expect to be in a position to respond promptly to the changing needs of our local customers.

We compete with other financial institutions in our service area by means of localized promotional activity, personalized service, and personal contact with potential customers by our executive officers, directors, employees and shareholders. Promotional activities include direct mail, media advertising, conducting financial seminars, community advisory groups and the participation by our executive officers in community business and civic groups.

Our executive officers and directors are active members in the communities comprising our service area and they personally call on their business contacts and acquaintances to become our customers. In 2009, for the 11th year in a row, the quality of our service was voted “Best in Nevada County” by the readers of the Union Newspaper.

Legal Proceedings

There are no material pending legal proceedings to which we or Citizens Bank is a party or to which any of our properties are subject. We are involved in a variety of litigation matters in the ordinary course of our business and anticipate that we will become involved in new litigation matters from time to time in the future.

Properties

We lease all seven of our current branch locations and our operational center as follows:

•	The Nevada City Branch is located at 305 Railroad Avenue, Suite 1, Nevada City, California, and is approximately 2,950 square feet, with a lease term that began October 1, 1994, and will expire on October 30, 2017, at a rate of $1.34 per square foot. There are two five-year options to extend the term of this lease remaining.

•	The Grass Valley Branch is located at 305 Neal Street, Grass Valley, California, and is approximately 5,540 square feet, with a lease term that began August 1, 2002, and will expire July 31, 2012, at a current rate of $1.14 per square foot that escalates annually by the increase in the CPI. We have 2 five-year options to extend the term of this lease remaining.

•	The Penn Valley Branch is located at 11362 Pleasant Valley Road, Penn Valley, California, and is approximately 1,368 square feet, with a lease term that began December 1, 1997, and terminates September 30, 2014, at a rate of $1.08 per square foot. There are no options to extend the term of this lease remaining.

•	The Olympia Park Branch is located at 709 Sutton Way, Grass Valley, California, and is approximately 5,374 square feet, with a lease term that began April 21, 2000, and terminates November 27, 2010, at a current rate of $1.23. There are no options to extend the term of this lease.

•	The Lake of the Pines Branch is located at 10037 Combie Road, Auburn, California, and is approximately 2,162 square feet, with a lease term that began April 30, 2004, and terminates April 29, 2014, at a current rate of $2.61 per square foot that escalates annually by the increase in the CPI to a maximum of 5%. We have 2 five-year options to extend the term of this lease.

•	The Truckee Branch is located at 12047 Donner Pass Road, Truckee, California and is approximately 3,000 square feet, with a lease term that began February 1, 2006, and terminates April 30, 2011, at a rate of $2.75 per square foot. We have 2 five-year options to extend the term of this lease.

•	The Auburn Branch is located at 905 Lincoln Way, Auburn, California and is approximately 3,816 square feet, with a lease term that began May 1, 2006, and terminates April 30, 2011, at a current rate of $2.53 per square foot that escalates by 4% annually. We have 2 five-year options to extend the term of this lease.

•	Our Operations Center is located at 208 Providence Mine Road, Suites 219 and 122, Nevada City, California, and is approximately 7,568 square feet, with a lease term that began September 1, 2005, and terminates August 31, 2010, at a current rate of $1.39 per square foot which escalates annually by the increase in the CPI to a maximum of 5%. We have 3 options to extend the term of this lease, each for 3 years.

Employees

We had a total of 75 full-time and 11 part-time employees at September 30, 2010. Our management believes that its employee relations are satisfactory. Citizens Bank maintains a benefit program which includes health and dental insurance, life and long-term disability insurance and a Profit Sharing 401(k) plan.

SUPERVISION AND REGULATION

The Company and the Bank are extensively regulated under both federal and state law. Set forth below is a summary description of all material laws that relate to the Company’s and the Bank’s regulation.

The Company

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), and is registered as such with, and subject to the supervision of, the Federal Reserve Board. The Company is required to file with the Federal Reserve Board quarterly and annual reports and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may conduct examinations of bank holding companies and their subsidiaries.

The Company is required to obtain the approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5% of the voting shares of such bank. Prior approval of the Federal Reserve Board is also required for the merger or consolidation of the Company and another bank holding company.

The Company is prohibited by the Bank Holding Company Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, the Company may, subject to the prior approval of the Federal Reserve Board, engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

The Federal Reserve Board may require that the Company terminate an activity or terminate control of or liquidate or divest subsidiaries or affiliates when the Federal Reserve Board determines that the activity or the control or the subsidiary or affiliates constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of certain bank holding company debt. Under certain circumstances, the Company must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities.

Under the Federal Reserve Board’s regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe and unsound manner. In addition, it is the Federal Reserve Board’s policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board’s regulations or both.

The Company and the Bank are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Bank may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by us or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

The Bank

The Bank is chartered under the laws of the State of California and its deposits are insured by the FDIC to the extent provided by law. The Bank is subject to the supervision of, and is regularly examined by, the DFI and the FDIC. Such supervision and regulation include comprehensive reviews of all major aspects of the Bank’s business and condition. Federal and California statutes relate to many aspects of the Bank’s operations, including:

•	reserves against deposits;

•	interest rates payable on deposits;

•	loans and investments;

•	mergers and acquisitions;

•	borrowings;

•	dividends;

•	locations of branch offices; and

•	level of capital.

If, as a result of an examination of a bank, the FDIC or the DFI should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a bank’s operations are unsatisfactory or that a bank or its management is violating or has violated any law or regulation, various remedies are available to these regulatory agencies. Such remedies include the power:

•	to enjoin “unsafe or unsound” practices;

•	to require affirmative action to correct any conditions resulting from any violation or practice;

•	to issue an administrative order that can be judicially enforced, to direct an increase in capital;

•	to restrict the growth of the bank;

•	to assess civil monetary penalties;

•	to remove officers and directors; and

•	to ultimately terminate the bank’s deposit insurance, which for a California chartered bank would result in a revocation of the bank’s charter. See “Consent Order and Written Agreement.”

Capital Standards

The Federal Reserve Board and the FDIC have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which includes off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists primarily of common stock, retained earnings, non-cumulative perpetual preferred stock and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, long-term preferred stock, eligible term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%.

In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to quarterly average total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 4%.

In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios. Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the Company’s ability to grow and could restrict the amount of profits, if any, available for the payment of dividends.

Pursuant to the Order with the DFI and FDIC, the Bank is required to reach and maintain tangible shareholder’s equity to total tangible assets and Tier 1 capital to total assets, equal or greater than 9%. See “Summary — Recent Developments — Regulatory Orders.”

The Commissioner of the DFI (the “Commissioner”) also has authority to take possession of the business and properties of a bank in the event that the tangible shareholders’ equity of the bank is less than the greater of (i) 3% of the bank’s total assets or (ii) $1,000,000.

For information concerning the Company’s capital ratios, see, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Under applicable regulatory guidelines, the Bank was considered “Adequately Capitalized” as of December 31, 2009 and September 30, 2010.

Prompt Corrective Action and Other Enforcement Mechanisms

Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including but not limited to those institutions that fall below one or more prescribed minimum capital ratios described above. An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat a significantly undercapitalized institution as critically undercapitalized unless its capital ratio actually warrants such treatment.

In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation, or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include:

•	the imposition of a conservator or receiver;

•	the issuance of a cease-and-desist order that can be judicially enforced;

•	the termination of insurance of deposits (in the case of a depository institution);

•	the imposition of civil money penalties;

•	the issuance of directives to increase capital;

•	the issuance of formal and informal agreements;

•	the issuance of removal and prohibition orders against institution-affiliated parties; and

•	the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Safety and Soundness Standards

The Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) imposes certain specific restrictions on transactions and requires federal banking regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, restricts the use of brokered deposits, limits the aggregate extensions of credit by a depository institution to an executive officer, director, principal shareholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts. The federal banking agencies have the flexibility to pursue appropriate or effective courses of action given the specific circumstances and severity of an institution’s noncompliance with one or more standards, including requiring an institution to submit an acceptable compliance plan.

Premiums for Deposit Insurance

Due to the recent passage of the Dodd Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), the Bank’s deposits are insured to a maximum of $250,000 per depositor through the Bank’s Insurance Fund administered by the FDIC. Additionally, the FDIC will insure the full amount of qualifying “noninterest-bearing transaction accounts” for 2 years beginning December 31, 2010. The Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

The FDIC is authorized to terminate a depository institution’s deposit insurance upon a finding by the FDIC that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution’s regulatory agency.

Lending Limits

Under California law the amount of funds that the Bank can lend to any one borrower or group of related borrowers is restricted. In general, any one person’s (i) unsecured obligations cannot exceed 15% of the sum of such bank’s shareholders’ equity, allowance for loan losses and capital notes/debentures and (ii) unsecured and secured obligations in the aggregate cannot exceed 25% of the sum of such bank’s shareholders’ equity, allowance for loan losses and capital notes/debentures. The Bank’s lending limit for unsecured loans at September 30, 2010 was approximately $5.1 million and its secured lending limit was approximately $8.6 million.

Payment of Dividends

The Company is a legal entity separate and distinct from the Bank. The Company’s shareholders are entitled to receive dividends when declared by its Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in California corporate law. California corporate law provides that a corporation may make a distribution to its shareholders if the corporation’s retained earnings equal at least the amount of the proposed distribution. It also provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (i) the corporation’s assets equal at least 1-1/4 times its liabilities, and (ii) the corporation’s current assets equal at least its current liabilities or, if the average of the corporation’s earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation’s interest expenses for such fiscal years, then the corporation’s current assets must equal at least 1-1/4 times its current liabilities.

The ability of the Company to pay a cash dividend depends largely on the Bank’s ability to pay a cash dividend to the Company. The payment of cash dividends by the Bank is subject to restrictions set forth in the California Financial Code. Such Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of (a) the Bank’s retained earnings; or (b) the Bank’s net income for its last three fiscal years, less the amount of any distributions made by the Bank or by any majority-owned subsidiary of the Bank to the shareholders of the Bank during such period. However, a bank may, with the approval of the Commissioner, make a distribution to its shareholders in an amount not exceeding the greater of (x) its retained earnings; (y) its net income for its last fiscal year; or (z) its net income for its current fiscal year. In the event that the Commissioner determines that the shareholders’ equity of a bank is inadequate or that the making of a distribution by the Bank would be unsafe or unsound, he may order the Bank to refrain from making a proposed distribution. The FDIC may also restrict the payment of dividends if such payment would be deemed unsafe or unsound or if after the payment of such dividends, the Bank would be included in one of the “undercapitalized” categories for capital adequacy purposes pursuant to federal law.

Under California law, neither the Company nor the Bank is currently eligible to pay dividends. The Company is also in arrears on the payment of dividends on its classes of preferred stock held by the U.S. Treasury pursuant to the CCP. In addition, it is anticipated that the Company will begin deferring interest payments with respect to its trust preferred securities. While such arrearage and deferral are in effect, the Company is ineligible to pay dividends on its common stock even if it were otherwise eligible to pay the dividend under California law.

Community Reinvestment Act

The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act (“CRA”) activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities.

When a bank applies for approval to open a branch office, the FDIC will review the assessment of each such bank, and such records may be the basis for denying the application. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve Board will review the assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. A bank’s compliance with its CRA obligations is based on a performance-based evaluation system which bases CRA ratings on an institution’s lending service and investment performance, resulting in a rating by the appropriate bank regulatory agency of “outstanding,” “satisfactory,” “needs to improve,” or “substantial noncompliance.” At its last examination by the FDIC, the Bank received a CRA rating of “satisfactory.”

Transactions between Affiliates

Transactions between a bank and its “affiliates” are quantitatively and qualitatively restricted under the Federal Reserve Act. The Federal Reserve Board issued Regulation W on October 31, 2002, which comprehensively implements Sections 23A and 23B of the Federal Reserve Act. Sections 23A and 23B and Regulation W restrict loans by a depository institution to its affiliates, asset purchases by a depository institution from its affiliates, and other transactions between a depository institution and its affiliates. Regulation W unifies in one public document the Federal Reserve Board’s interpretations of Section 23A and 23B. Regulation W had an effective date of April 1, 2003.

Privacy

Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

•	initial notices to customers about their privacy policies, describing the conditions under which they may disclose non-public information to nonaffiliated third parties and affiliates;

•	annual notices of their privacy policies to current customers; and

•	a reasonable method for customers to “opt out” of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. We have implemented our privacy policies in accordance with the law.

In recent years, a number of states have implemented their own versions of privacy laws. For example, in 2003, California adopted standards that are more restrictive than federal law, allowing bank customers the opportunity to bar financial companies from sharing information with their affiliates.

Recent Legislation

Financial Services Modernization Legislation

On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 (the “Financial Services Modernization Act”) was signed into law. The Financial Services Modernization Act is intended to modernize the banking industry by removing barriers to affiliation among banks, insurance companies, the securities industry and other financial service providers. It provides financial organizations with the flexibility of structuring such affiliations through a holding company structure or through a financial subsidiary of a bank, subject to certain limitations. The Financial Services Modernization Act establishes a new type of bank holding company, known as a financial holding company, which may engage in an expanded list of activities that are “financial in nature,” which include securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking. We have not sought “financial holding company” status and have no present plans to do so.

The Financial Services Modernization Act also sets forth a system of functional regulation that makes the Federal Reserve Board the “umbrella supervisor” for holding companies, while providing for the supervision of the holding company’s subsidiaries by other federal and state agencies.

In addition, the Bank is subject to other provisions of the Financial Services Modernization Act, including those relating to CRA, privacy and safe-guarding confidential customer information, regardless of whether the Company elects to become a financial holding company or to conduct activities through a financial subsidiary of the Bank. The Company does not, however, currently intend to file notice with the Federal Reserve Board to become a financial holding company or to engage in expanded financial activities through a financial subsidiary of the Bank.

The Company and the Bank do not believe that the Financial Services Modernization Act will have a material adverse effect on their operations in the near-term. However, to the extent that it permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The Financial Services Modernization Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that the Company faces from larger institutions and other types of companies Offering financial products, many of which may have substantially more financial resources than the Company.

USA Patriot Act of 2001

On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism, or the Patriot Act, of 2001. Among other things, the Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (iii) requires financial institutions to establish an anti-money-laundering compliance program, and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While we believe the Patriot Act may, to some degree, affect the Company’s recordkeeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Sarbanes-Oxley Act

In July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (“SOA”) implementing legislative reforms intended to address corporate and accounting improprieties. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission (“SEC”) under the Exchange Act. The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues. The SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a Board of Directors and management and between a Board of Directors and its committees.

Emergency Economic Stabilization Act

In response to the financial crisis affecting the banking system and financial markets, the EESA was signed into law on October 3, 2008, and established TARP. As part of TARP, the Treasury) established the CPP to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. In connection with EESA, there have been numerous actions by the FRB, Congress, and the Treasury, the FDIC, the SEC and others to further the economic and banking industry stabilization efforts under EESA. It remains unclear at this time what further legislative and regulatory measures will be implemented under EESA affecting the Company.

Financial Stability Plan

On February 10, 2009, Treasury announced the Financial Stability Plan (“FSP”) which, among other things, established a new Capital Assistance Program (“CAP”) through which eligible banking institutions will have access to Treasury capital as a bridge to private capital until market conditions normalize, and extended the Debt Guarantee Program of the FDIC’s Temporary Liquidity Guarantee Program (“TLGP”) to October 31, 2009 pursuant to which the FDIC fully guaranteed certain newly issued senior unsecured debt and provided full FDIC deposit insurance coverage for certain accounts, including noninterest bearing transaction deposit accounts. The Transaction Account Guarantee Program of the TLGP was extended until December 31, 2010. As a complement to CAP, a new Public-Private Investment Fund on an initial scale of up to $500 billion, which was later revised to be $30 billion, was announced to catalyze the removal of legacy assets from the balance sheets of financial institutions. This fund will combine public and private capital with government financing to help free up capital to support new lending. In addition, the existing Term Asset-Backed Securities Lending Facility (“TALF”) would be expanded (up to $1 trillion) in order to reduce credit spreads and restart the securitized credit markets that in recent years supported a substantial portion of lending to households, students, small businesses, and others. Furthermore, the FSP proposed a new framework of governance and oversight to help ensure that banks receiving funds are held responsible for appropriate use of those funds through stronger conditions on lending, dividends and executive compensation along with enhanced reporting to the public.

American Recovery and Reinvestment Act of 2009

On February 17, 2009, the ARRA was signed into law. ARRA is intended to provide tax breaks for individuals and businesses, direct aid to distressed states and individuals, and provide infrastructure spending. In addition, ARRA imposes new executive compensation and expenditure limits on all previous and future TARP recipients and expands the class of employees to whom the limits and restrictions apply. ARRA also provides the opportunity for additional repayment flexibility for existing TARP recipients. Among other things, ARRA prohibits the payment of bonuses, other incentive compensation and severance to certain highly paid employees (except in the form of restricted stock subject to specified limitations and conditions), and requires each TARP recipient to comply with certain other executive compensation related requirements. These provisions modify the executive compensation provisions that were included in EESA, and in most instances apply retroactively for so long as any obligation arising from financial assistance provided to the recipient under TARP remains outstanding.

In addition, ARRA directs the Treasury to review previously-paid bonuses, retention awards and other compensation paid to the senior executive officers and certain other highly-compensated employees of each TARP recipient to determine whether any such payments were excessive, inconsistent with the purposes of ARRA or the TARP, or otherwise contrary to the public interest. If the Treasury determines that any such payments have been made by a TARP recipient, the Treasury will seek to negotiate with the TARP recipient and the subject employee for appropriate reimbursements to the U.S. government (not the TARP recipient) with respect to any such compensation or bonuses. ARRA also permits the Treasury, subject to consultation with the appropriate federal banking agency, to allow a TARP recipient to repay any assistance previously provided to such TARP recipient under the TARP, without regard to whether the TARP recipient has replaced such funds from any source, and without regard to any waiting period. Any TARP recipient that repays its TARP assistance pursuant to this provision would no longer be subject to the executive compensation provisions under ARRA.

Homeowner Affordability and Stability Plan

On February 18, 2009, the Treasury announced the Homeowner Affordability and Stability Plan (“HASP”), which proposes to provide refinancing for certain homeowners, to support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac, and to establish a Homeowner Stability Initiative to reach at-risk homeowners. Among other things, the Homeowner Stability Initiative would offer monetary incentive to mortgage servicers and mortgage holders for certain modifications of at-risk loans, and would establish an insurance fund designed to reduce foreclosures.

Future Legislation and Regulatory Initiatives

Significant financial institutions reform legislation is currently pending in the Congress and a final bill is expected to be passed during the summer. The Dodd-Frank Act was signed into law on July 21, 2010. Due to the size, scope and lack of history of the Dodd-Frank Act, the future impact of the Dodd-Frank Act on the Bank is unknown. In addition, the Dodd-Frank Act directs certain regulatory agencies, including but not limited to the FDIC, to develop and adopt additional regulation; as such, the ultimate impact of the Dodd-Frank Act on the financial industry is unknown at this time. Due to this uncertainty, the Bank cannot determine the ultimate effect that the Dodd-Frank act may have upon its financial condition or operations.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

MANAGEMENT

Directors and Executive Officers

Our current directors and executive officers and those of Citizens Bank of Northern California are as follows:

Name	Age	Director Since	Position(s) Held
Kenneth E. Baker	68	1995	Director, Chairman of the Board
John T. Casey	72	1995	Director
Charles V. Litton, Jr.	64	1995	Director
Janie L. Marini	62	1995	Director
Wyn G. Spiller	60	2006	Director
Gary N. Tintle	59	1995	Director
Gary D. Gall	59	2009	Director, President, Chief Executive Officer
Reynold C. Johnson, III	60	2010	Director
Kenneth J. Meyers	44	2010	Director
Susann C. Trevena	65		Executive Vice President, Chief Financial Officer
Michael A. Behn	53		Executive Vice President, Chief Information Officer & Senior Credit Administrator
Phillip J. Campbell	51		Executive Vice President, General Counsel/Chief Risk Officer

There are no family relationships among any of our directors and executive officers.

Set forth below is certain information with respect to each of the directors and executive officers of the Company who were in office as of September 30, 2010.

Name	Principal Occupation and Business Experience
Kenneth E. Baker
Chairman of the Board of Directors of the Company since 2003 and Chairman of the Board of Directors of the Bank since 1995. A fourth generation resident of Nevada County, Mr. Baker retired from Nevada City Engineering, Inc., a full service civil engineering, land surveying and land planning firm, on August 31, 2004, after serving 29 years as President. He remains President of Hooper & Weaver Mortuary, Inc. since 1992, a local provider of death care services for Western Nevada County, and President of Hooper & Weaver Preneed Insurance Services, Inc. since 1994.

John T. Casey
Director of the Company since 2003 and Director of the Bank since 1995. Mr. Casey was President/CEO of Sierra Mountain Mills, a lumber manufacturing facility, from 1960-1984. From 1985 until his retirement in 2003, Mr. Casey was President/CEO of Caseywood Corporation. The company sells high-end quality building materials to contractors and owner builders in Nevada, Placer, Sierra, and Yuba counties.

Gary D. Gall
Director of the Company and the Bank since July 2009. Prior to that, between August 2008 and August 2009, he was Chairman of the Board for Sierra Vista Bank, Folsom, CA and between 1993 and 2006, was President and Chief Executive Officer for Western Sierra Bancorp, Cameron Park, CA. Prior to that, he was President and Chief Executive Officer of Delta National Bank in Manteca for six years.

Name	Principal Occupation and Business Experience
Reynold C. Johnson III
Director of the Company and of the Bank since June 2010. Mr. Johnson is Chairman of the Board of Pacific Land Enterprises and has a strong background of success in real estate development and banking. His 25+ year career in development spans five states and includes projects related to office and industrial parks, sports complexes and ranch and residential properties. Mr. Johnson’s active career in commercial banking includes co-founding of and board membership in Bank of Walnut Creek, which after 25 years, prior to being sold to First Republic in 2007, grew to approximately $600 million. At that bank, he served on the Investment and Audit Committees and was Chairman of the Compensation Committee and was a member of the Loan Committee. A former member of the Sutter Club in Sacramento, CA, he is an active leader in the western Nevada County communities.

Charles V. Litton, Jr.
Director of the Company since 2003 and Director of the Bank since 1995. Mr. Litton has been the President of Litton Engineering Laboratories, which designs and manufactures lathes and accessories used in the scientific glass apparatus, fiber optic, semiconductor, high intensity lamp and artistic glass industries, since 1972. He also served as President or Vice President of English Mountain Ranch since 1972, a family-owned real estate holding company.

Janie L. Marini
Director of the Company since 2003 and Director of the Bank since 1995. A tax accountant, Ms. Marini has practiced since 1978 and is the owner of her own firm, Marini Accounting & Tax Company. She is a member of the National Society of Public Accountants since 1985, as well as the National Association of Enrolled Agents, and the California Society of Enrolled Agents.

Kenneth J. Meyers
Director of the Company and of the Bank since June 2010. Mr. Meyers has 20 years experience in the investment industry with a deep history in serving Nevada County investors. Mr. Meyers is a Managing Director for investment firm R.W. Baird & Co. He holds a BS Degree in Finance from California State University, Chico, and also holds NASD Series 3, 7, 8, 63, and 65 licenses. He is a member of the University of Sacramento Steering Committee, a past member of Wachovia Securities and Payne Webber Advisory Councils, and a past member of CSU, Chico’s Business School Steering Committee.

Wyn G. Spiller
Director of the Company and Director of the Bank since January 2006, Ms. Spiller is a 30-year resident of Nevada County. Ms. Spiller holds a B.A. Degree in Psychology from Louisiana State University. Her diverse career spans 4 years in teaching, 10 years in retail ownership and 18 years with N.C.W.G. Inc. dba Nevada City Winery, currently serving as Chairman/CEO. Ms. Spiller is a former director and past President of the Nevada County Economic Resource Council.

Gary N. Tintle
Director of the Company since 2003 and Director of the Bank since 1995. Mr. Tintle has been President of Tintle, Inc., a Nevada County construction company, operating since 1988 and specializing in residential and commercial construction and remodeling projects.

Name	Principal Occupation and Business Experience
Susann C. Trevena
Executive Vice President and Chief Financial Officer of the Company since 2003 and the Bank since 2002. Prior to joining the Bank, Ms. Trevena was Vice President for Boston Private Bank & Trust Company and preceding that, Senior Vice President and Chief Financial Officer for Bank of Los Altos.

Michael A. Behn
Senior Vice President and Chief Information Officer of the Company and the Bank since 2004, and Executive Vice President and Chief Information Officer and Senior Credit Administrator since 2009. Prior to that he was Executive Manager of Getronics LLC in Los Angeles for four years and Vice President of City National Bank in Los Angeles for sixteen years.

Phillip J. Campbell
Executive Vice President and General Counsel and Chief Risk Officer of the Company and the Bank since August, 2009. Prior to that, between 2002 and 2009, he was Senior Vice President and Assistant General Counsel for Wells Fargo & Co. /Wachovia Corporation SBA lending subsidiaries and Western and Central Regional Counsel for Business Banking. He was also a partner at the law firm of Weintraub, Genshlea & Chediak in Sacramento.

Management Changes

On July 31, 2009, Gary D. Gall, was appointed as President and Chief Executive Office of the Company and the Bank. Mr. Gall’s biography and experiences are set forth in the “Summary.”

In August 2009, Phillip J. Campbell was appointed as Senior Vice President, General Counsel and Chief Risk Officer of the Company. In October 2009, Mr. Campbell was promoted to Executive Vice President. Mr. Campbell’s biography and experiences are in the “Summary.”

In October 2009, the Company promoted Michael A. Behn to Executive Vice President and Senior Credit Administrator. Mr. Behn’s biography and experiences are in the “Summary.”

Ms. Hess’ position as President and Chief Executive Officer and President was terminated on July 31, 2009. She was rehired as Senior Vice President/Chief Banking Officer to perform marketing, client development, and to oversee certain operations of the branch offices. Ms. Hess relinquished all rights under her previous employment agreement and salary continuation agreement.

Mr. Peterson’s position as Executive Vice President and Chief Credit Officer terminated on June 17, 2009. Mr. Peterson relinquished all rights under his previous employment agreement and salary continuation agreement.

Corporate Governance

Consistent with our perception of good business principles, we have a strong commitment to good corporate governance and to the highest standards of ethical conduct. Additionally, as part of a highly regulated industry, the new corporate governance principles and procedures of the Sarbanes-Oxley Act of 2002, or SOX and the SEC are relatively familiar, even though we are not technically subject to them because we are not “reporting company.” For instance, we believe that at least a majority of our directors have been “independent” at Citizens Bank since its inception in 1995 and that it also has been the case at the Company since it was formed in 2003. We have for some time delegated policy making and oversight functions to committees which also consist of independent directors. We have a formal corporate code of ethics.

Our Board of Directors. Citizens Bancorp is governed by a Board of Directors and various committees of the board that meet throughout the year. We have seven directors each of whom serve for a one year term unless a director resigns or is removed. Directors are elected annually. Directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with the chairman and chief executive officer and other officers regarding matters of concern and interest to Citizens Bancorp as well as by reviewing materials provided to them. Independent directors meet without any management directors present at least two times each year.

Director Independence. Our objective is that at least a majority of the board consists of independent directors. For a director to be considered independent, the board must determine that the director does not have any material relationship with Citizens Bancorp or its subsidiaries and is otherwise an “independent director” as defined in the NASDAQ listing rules, which we are not subject to but the definitions of which we have adopted for determining the independence of our board. The board has determined that the following eight directors (constituting 88.9% of the entire board) satisfy NASDAQ’s requirements: Messrs. Baker, Casey, Litton, Tintle, Johnson, Meyers and Ms. Marini and Spiller.

Corporate Governance Guidelines. We expect all of our directors, officers (including our chief executive officer, chief financial officer and principal accounting officer) and employees to adhere to the highest standards of ethics and business conduct with each other, customers, shareholders and communities we serve and to comply with all applicable laws, rules and regulations that govern our business. These principles have long been embodied in our various policies relating to director, officer and employee conduct including such subjects as employment policies, conflicts of interest, professional conduct, and protection of confidential information. Recently, the board has adopted a comprehensive set of corporate governance guidelines to provide a framework for directors and management to effectively pursue our objectives for the benefit of our shareholders.

Committees of the Board. We have an Audit Committee, Loan Committee, Asset/Liability Management Committee and an Executive Committee. We do not have standing nominating or compensation committees. Our Executive Committee is responsible for setting compensation policy and our full board functions as our nominating committee.

Audit Committee. Directors Litton (Chair), and Ms. Marini & Ms. Spiller.

Although we are not required to comply with the NASDAQ or SEC rules regarding director independence for our Audit Committee members, each member is an “independent director,” as defined by the NASDAQ listing rules and satisfies the additional SEC requirements for independence of Audit Committee members. Our Audit Committee is responsible for assisting the Board of Directors in monitoring the quality and integrity of our financial statements, our compliance with legal and regulatory requirements, and the qualifications, independence and performance of our independent auditors. The Audit Committee reviews the scope and results of audits; determines and reviews accounting policies and practices, the adequacy of the accounting, financial and operating controls; and reviews reports of examination made by regulatory agencies. Our Audit Committee has adopted a charter to provide a framework for effectively performing its functions. The Audit Committee does not currently have a financial expert as defined in the SEC rules.

Loan Committee. Directors Baker (Chair), Casey, Gall and Ms. Marini.

The Loan Committee is responsible for promoting the development, implementation, and maintenance of quality credit policies and procedures; monitoring adherence to credit policies and procedures on an ongoing basis; promoting strong credit culture; monitoring trends in quality and composition of the loan portfolio; and approving changes in Citizens Bank’s Loan Policy. In addition, the Loan Committee oversees the monitoring and activities associated with non-performing assets such as nonaccrual loans and real estate owned including but not limited to the foreclosure of loans and liquidation of collateral.

Asset/Liability Management Committee. Directors Casey, Litton, and Tintle (Chair).

The Asset/Liability Management Committee of Citizens Bank of Northern California is responsible for the asset/liability management policy, including monitoring interest rate risk, liquidity management, and investments.

Executive Committee. Directors Baker, Casey, Litton, Marini, Spiller and Tintle.

The Executive Committee is responsible for establishing compensation policy, approving the compensation paid to our executive officers, recommending executive incentive compensation plans and equity-based plans, approving other compensation plans, if any, and reviewing the performance of the President/CEO. ARRA allows certain non-reporting TARP recipients’ Board of Directors to carry out the responsibilities of a Compensation Committee, and to meet at least semiannually to discuss and evaluate employee compensation plans in light of an assessment of any risk posed to the TARP recipient from such plans. The Company’s Board of Directors delegates such responsibilities to the Executive Committee for the purpose of ARRA compliance until the Board establishes a standing Compensation Committee that is composed entirely of independent directors.

Director Compensation

The following table provides information for the year ended December 31, 2009 about the Board of Director’s Compensation.

Name	Fees earned or paid in cash	Stock awards	Option awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Kenneth Baker	$—	$—	$—	$—	$38,642	$6,340	$44,982
John Casey	26,997	—	—	—	—	4,913	31,910
Charles Litton	24,880	—	—	—	—	2,183	27,063
Janie Marini	—	—	—	—	26,997	2,529	29,526
Wyn Spiller	16,410	—	—	—	—	1,071	17,481
Gary Tintle	—	—	—	—	19,586	1,367	20,953

Annual Retainers

The Chairman of the Board receives an annual retainer of $10,587. Each non-employee director receives an annual retainer of $5,294, except that each non-employee director who is also a member of the Loan Committee receives an annual retainer of $10,587. The Chairs of the Audit, Loan, and Asset/Liability Committees and the Chair of the Executive Committee each receive an annual retainer of $3,176. Those directors who serve on two committees also receive an additional annual retainer of $5,294. Beginning July 1, 2010, no retainers will be paid to directors.

Meetings Fees

In addition to the annual retainer, each director receives $11,116 to cover fees for preparing for and attending Board and committee meetings, whether or not they are able to attend. Beginning July 1, 2010, no meeting fees will be paid to directors.

Deferred Compensation

In 1998 Citizens Bank entered into agreements which permit Kenneth E. Baker, Janie L. Marini and Gary N. Tintle to defer director fees and receive the deferred fees plus accrued interest in monthly payments for fifteen years after retirement. Janie L. Marini has since given the appropriate notice and as of January 1, 2010, she has elected to no longer defer her director’s fees. Effective June 30, 2010, all deferred compensation agreements were terminated. The individuals that agreed to the termination of the agreements did not receive and are not entitled to future compensation with respect to the termination of the agreements.

Retirement Agreements

For retirement after age 75, the Director Retirement Agreements provide an annual benefit for the director’s lifetime equal to $500 multiplied by the number of years of the director’s service, with credit given for service prior to the execution of the agreements. The agreement for the Chairman of the Board provides for an additional benefit of $500 for each year of service as chairman. If a director retires or becomes disabled before age 75, he or she will receive either a lump-sum payment in an amount equal to the retirement liability balance accrued by Citizens Bancorp at the time of early retirement or disability, or he or she will receive monthly payments of that accrued liability amount over 10 years.

Citizens Bancorp has entered into Director Retirement Agreements with Kenneth E. Baker, John T. Casey, Charles V. Litton, Jr., Janie L. Marini, Gary N. Tintle and Wyn G. Spiller and, before their retirement, with retired directors Charles S. Fowler, Rudolf C. Kimmich, Richard A. Malott, B.H. (Bob) Nix, Lowell G. Robinson, Lawrence E. Goodfriend, and Norman A. Kies. Effective June 30, 2010, the agreements with Kenneth E. Baker, John T. Casey, Charles V. Litton Jr., Janie L. Marini, Gary N. Tintle and Wyn G. Spiller were terminated. The individuals that agreed to the termination of the agreements did not receive and are not entitled to future compensation with respect to the termination of the agreements.

If a change in control of Citizens Bancorp occurs and a director’s service terminates within 12 months after the change in control, the director will receive a lump-sum payment equal to the retirement liability balance accrued by Citizens Bancorp payable to the director for retirement at age 75.

Executive Compensation

The following table summarizes information about executive compensation paid during the past three years to the Chief Executive Officer and to the Company’s two most highly compensated employees other than the Chief Executive Officer.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	Awards of Securities Underlying Options	All Other Compensation
Gary D. Gall(3) President and Chief Executive Officer	2009	$106,090	—	$2,000	—	$18,269	(4)

Susann C. Trevena	2009	$160,417	—	$4,800	—	$136,454	(5)
Executive Vice President and	2008	$150,000	$41,940	$4,800	—	$120,204	(5)
Chief Financial Officer	2007	$150,000	$41,101	$4,800	—	$118,537	(5)

Michael A. Behn(6)	2009	$134,620	—	$4,800	—	$7,969	(7)
Executive Vice President and	2008	$124,620	$12,500	$4,800	—	$7,244	(7)
Chief Information Officer and	2007	$124,068	$12,500	$4,800	—	$11,576	(7)
Senior Credit Administrator

Judith Hess(8)	2009	$155,081	—	$4,800	—	—
Former President and	2008	$180,000	$50,238	$4,800	—	$3,905	(8)
Chief Executive Officer	2007	$156,000	$49,321	$4,800	—	$4,501	(8)

(1)	Other than the bonus accrued for 2007 that was paid in 2008, no bonus was accrued or paid for 2008 or 2009

(2)	Represents automobile allowances.

(3)	Appointed President/Chief Executive Officer July 2009.

(4)	Represents fees paid while serving in a consulting capacity prior to becoming President & Chief Executive Officer.

(5)	Represents amounts accrued in 2009 pursuant to a salary continuation agreement between Citizens Bank and Ms. Trevena and $4,444 contribution to the profit-sharing plan accrued in 2006 and paid in 2007, and $3,400 contribution to the profit-sharing plan accrued in 2007 and paid in 2008. No profit-sharing contribution was accrued in 2008 or 2009.

(6)	Appointed Executive Vice President October 2009. Mr. Behn was not in an executive role prior to that.

(7)	Represents amounts accrued pursuant to a salary continuation agreement between Citizens Bank and Mr. Behn and $2,819 contribution to the profit-sharing plan accrued in 2006 and paid in 2007, and $2,454 contribution to the profit-sharing plan accrued in 2007 and paid in 2008. No profit-sharing contribution was accrued in 2008 or 2009.

(8)	Ms. Hess’ position as President and Chief Executive Officer was terminated July 31, 2009. She was re-hired as Senior Vice President/Chief Banking Officer. The 2009 salary includes all amounts paid to her in both positions. Other Compensation represents $4,501 contribution to the profit-sharing plan accrued in 2006 and paid in 2007, and $3,905 accrued in 2007 and paid in 2008.

Option Grants in Last Fiscal Year. There were no grants of options to purchase Citizens Bancorp common stock in the fiscal year ended December 31, 2009.

Option Exercises. The following table sets forth certain information concerning exercises of stock options under our Stock Option Plan by the named executive officer(s) during the year ended December 31, 2009 and stock options held at year-end.

The following table shows the unexercised options held as of December 31, 2009, by two persons named in the Summary Compensation Table above. There are no other options outstanding for those listed in the Summary Compensation Table.

	Number of Securities Underlying Unexercised Options Held at December 31, 2009(1)
Name	Exercisable	Unexercisable
Susann C. Trevena	24,086	0
Michael A. Behn	3,647	0

(1)	Based on the closing price of Citizens Bancorp common stock on December 31, 2009, of $4.00 as reported by QuoteMedia.com, there were no in-the-money options at December 31, 2009 and there were no options exercised in 2009.

The following table summarizes information about stock option awards to the Company’s Chief Executive Officer and the Company’s two most highly compensated employees other than the Chief Executive Officer, as of December 31, 2009.

	Option awards
Name	Number of securities underlying unexercised options exercisable	Option exercise price	Option expiration date
Gary D. Gall	—	N/A	N/A
Susann C. Trevena	5,731	$14.3972	1/30/2012
	9,116	$11.5178	2/20/2013
	9,239	$15.7136	12/16/2014
Michael A. Behn	3,647	$12.7519	2/19/2014
Judith Hess	—	N/A	N/A

1995 Stock Option Plan

The Citizens Bank of Nevada County 1995 Stock Option Plan (the “1995 Plan”) was assumed by Citizens Bancorp in 2003, upon adoption and approval by its directors and shareholders, respectively. The 1995 Plan was originally adopted in May 1995 and had a ten year life. It expired in May 2005, but the holders of options issued under the 1995 Plan have ten years from the date of grant to exercise any options granted under the 1995 Plan.

The 1995 Plan permitted Citizens Bancorp to grant incentive stock options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees (including officers and employee directors) of both Citizens Bancorp and Citizens Bank, and to grant nonstatutory stock options (“NSOs”) to employees (including officers), directors and consultants. As of December 31, 2009, there were 67,082 options granted and still exercisable under the Plan.

2006 Stock Plan

On March 14, 2006, the Board of Directors of Citizens Bancorp adopted a new ten year plan reserving 513,644 shares of common stock for grants of options or shares of restricted stock to officers, employees and directors. The purpose of this plan is to attract, retain and motivate officers, employees and directors whose performance will contribute to the success and growth of Citizens Bank and Citizens Bancorp for the benefit of the shareholders. The 2006 Stock Plan was approved by majority vote of the shareholders on May 16, 2006. Except for 9,922 stock options issued to Judith Hess, which have now been forfeited, no stock options or shares have been granted or issued to other employees and directors under the 2006 Stock Plan. As of December 31, 2009, there were no options granted or exercisable under the 2006 Stock Plan.

Profit Sharing 401(k) Plan

The Citizens Bank Profit Sharing 401(k) Plan (the “401(k) Plan”) was originally adopted by the Board of Directors of Citizens Bank and then was assumed by Citizens Bancorp in 2003. The 401(k) Plan, as amended, covers all employees of Citizens Bank and of Citizens Bancorp who have satisfied certain eligibility requirements. The 401(k) Plan is provided to help employees accumulate funds for their retirement on a tax deferred basis. Citizens Bancorp is the Sponsor and Administrator, and TD Ameritrade Trust Company is the Trustee of the 401(k) Plan. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions to the 401(k) Plan by employees or by Citizens Bancorp and income earned on 401(k) Plan contributions are not taxable to employees until withdrawn from the 401(k) Plan, and that contributions by Citizens Bancorp, if any, will be deductible by Citizens Bancorp when made.

Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan by Citizens Bancorp on the participants’ behalf. Citizens Bancorp may also contribute an amount to the 401(k) Plan either as a matching or a profit sharing contribution or both. Citizens Bancorp’s contributions to the 401(k) Plan are discretionary and are determined annually by the Board of Directors. Participants’ accounts currently vest 20% after two years, an additional 20% for each year thereafter, and are fully vested after six years. No profit sharing contributions were made for 2008 or 2009.

Participants are eligible for distribution in the event of termination, retirement, death or disability. Participants who have also reached the age of 59-1/2 years and who are fully vested are able to receive a distribution.

Employment and Salary Continuation Agreements

Employment Agreements

To develop and maintain continuity of senior management, Citizens Bank has written agreements defining the rights and responsibilities of its Chief Executive Officer, Gary D. Gall, Chief Financial Officer, Susann C. Trevena, Chief Information Officer/Senior Credit Administrator Michael A. Behn, and General Counsel/Chief Risk Officer Phillip J. Campbell. The contracts are not for a fixed term of employment, but set starting compensation and benefits subject to annual review.

The Company entered an “at-will” employment agreement with Mr. Gall subject to any modifications that may be required by the regulators or that may otherwise be required under applicable laws and regulations. Pursuant to the agreement, Mr. Gall receives a base salary of $250,000 per annum, with no increases for two years and then only upon Bancorp’s compliance with certain conditions. Mr. Gall is eligible to participate in Bancorp’s existing incentive compensation plan. In addition, the Board of Directors has agreed to develop a personal incentive compensation program for Mr. Gall from goals established outside the agreement after repayment by Citizens Bancorp of funds received pursuant to TARP and upon compliance with certain other conditions. Mr. Gall will also receive group benefits which are available to all other employees and an automobile allowance. Citizens Bancorp will grant him stock options after TARP funds are returned and upon Bancorp’s compliance with other conditions. Mr. Gall is entitled to severance benefits not to exceed one year of his base annual compensation only after Citizens Bancorp has returned its TARP funds and upon compliance with other specified conditions.

The Company entered an employment agreement with Mr. Campbell which is subject to any modifications that may be required by the regulators or that may otherwise be required under applicable laws and regulations. Pursuant to the agreement, Mr. Campbell’s base salary is $150,000 per annum. He will also receive group benefits which are available to all other employees and an automobile allowance. Subject to the approval of the Board of Directors, Mr. Campbell will be granted the option to purchase 10,000 shares of Company’s common stock subject to Company’s existing stock plan and agreement.

Salary Continuation Agreements

Citizens Bank entered into salary continuation agreements with Susann C. Trevena on January 30, 2002 and on July 1, 2006 for additional benefits, and with Michael A Behn on July 1, 2006. These agreements establish if and when each employee will be entitled to receive compensation after termination of service for various reasons. The agreements provide for annual accrual and vesting of benefits, the payment of which will commence upon the employee reaching Normal Retirement Age, defined in each agreement, or earlier if the employee is disabled or terminated within twelve months of a change in control. No payments are made for unvested benefits or if the termination is for cause. Under these agreements the maximum annual payments will be $75,000 for Trevena and $25,000 for Behn for a period of fifteen (15) years following their Normal Retirement Age. Effective June 30, 2010, the salary continuation agreement entered into with Trevena on January 30, 2002 was terminated, which reduced the maximum annual payments to $45,000 for Trevena. In the event of disability while employed at Citizens Bank prior to the Normal Retirement Age, the employee will receive a benefit equal to the retirement liability balance accrued by Citizens Bank at the time of disability. In the event of early termination, the employee will receive a vested portion of his/her retirement liability. The salary continuation agreements also provide that, in lieu of any other benefit under such agreements, the employee will receive a payment, upon his or her termination within 12 months of a change in control in the Bank, equal to the amount that first triggers an excise tax under the golden parachute payment rules under Internal Revenue Code Section 280G less one dollar, or any other applicable law or regulation. The Executive Committee will review the ARRA requirements and guidelines to be issued by the Treasury and may amend the salary continuation agreements to the extent necessary to comply with applicable ARRA requirements. Benefits under these agreements are substantially equivalent to amounts available under life insurance policies purchased by the Bank on the lives of the executives.

In addition, on July 1, 2006, deferred compensation agreements were entered into with a select group of four key management employees who contribute materially to the continued growth, development and future success of the Bank. One of these agreements provide for annual benefits of $25,000 for fifteen years, and three of the agreements provide for annual benefits of $12,000 for ten years. Benefits under these agreements are substantially equivalent to amounts available under life insurance policies purchased by the Bank on the lives of the key management employees.

Employee Stock Purchase Plan

We provide an Employee Stock Purchase Plan (“ESP Plan”) to allow employees of Citizens Bank to share in our growth by purchasing Citizens Bancorp stock, through the use of payroll deductions. The ESP Plan does not constitute an “employee stock purchase plan” within the meaning of Internal Revenue Code Section 423. All regular employees of Citizens Bank are eligible to participate in the ESP Plan as of the first day of employment. There are no restrictions on the disposition of shares under the ESP Plan. Any participating employee may sell, transfer or otherwise dispose of his or her shares at any time using the procedures of the brokerage firm that is holding the shares. However, the employee will be responsible for all applicable taxes and commission fees resulting from the disposition.

Certain Relationships and Related Transactions

Some of our directors and officers and those of Citizens Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, Citizens Bank in the ordinary course of its business, and Citizens Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender of similar creditworthiness and, in the opinion of Citizens Bank’s management, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

Kenneth E. Baker is the owner of an 18.33% limited partnership interest in Wildwood Business Center Partnership, which owns the building which houses the Penn Valley branch of Citizens Bank. Citizens Bank leases the building from Wildwood Business Center Partnership in Penn Valley, California. During 2009 Citizens Bank paid Wildwood Business Center Partnership rent in the amount of $23,476. Total rent for 2010 is expected to be approximately $24,000. The Company believes that the rent paid to Wildwood Business Center Partnership under the lease was comparable to the cost to Citizens Bank to lease similar property in the Penn Valley area from an unrelated party.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of June 30, 2010, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock,

•	each of our directors,

•	each of the persons listed in the Summary Compensation Table, and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of the Record Date are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Beneficial Ownership of Common Stock Before Offering
Name and address of Beneficial Owner(1)	Shares Beneficially Owned(2)	Percent of Shares
Directors and Named Executive Officers
Kenneth E. Baker(3) Chairman of the Board	158,654	6.62%
John T. Casey(4) Director	61,652	2.56%
Gary D. Gall Director and President/Chief Executive Officer	70,000	2.92%
Charles V. Litton, Jr.(5) Director	48,856	2.03%
Janie L. Marini(6) Director	83,481	3.47%
Wyn G. Spiller(7) Director	14,719	0.61%
Gary N. Tintle(8) Director	76,537	3.18%
Michael A. Behn(9) EVP / Chief Information Officer & Senior Credit Administrator	6,147	0.26%
Phillip J. Campbell EVP / General Counsel & Chief Risk Officer	6,250	0.26%
Susann C. Trevena(10) EVP / Chief Financial Officer	28,511	1.18%
Judith Hess(11) Former Director and President/Chief Executive Officer	8,952	0.37%
Timothy R. Peterson(12) Former Executive Vice President & Chief Credit Officer	11,010	0.46%
Reynold C. Johnson, III(13) Director	57,724	2.41%
Kenneth J. Meyers(13) Director	5,000	0.21%
All Directors and Executive Officers as a Group (14 people)	637,493	26.54%

(1)	The address of each of the beneficial owners is c/o Citizens Bancorp, 208 Providence Mine Rd. #122, Nevada City, CA 95959.

(2)	Includes shares issuable upon the exercise of stock options exercisable within 60 days of the Record Date. Shares of Citizens Bancorp Common Stock issuable upon exercise of stock options are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes 113,248 shares held jointly by Mr. Baker and his spouse as trustees of the Baker Family Trust, 4,687 shares held in an IRA for Mr. Baker’s spouse, 38,220 shares held in an IRA for Mr. Baker, and 2,499 shares held for the benefit of Mr. Baker’s seven minor grandchildren.

(4)	Includes 53,752 shares held jointly by Mr. Casey and his spouse as trustees of the Casey Family Revocable Living Trust, and 7,900 shares issuable upon the exercise of stock options.

(5)	Includes 8,750 shares held jointly by Mr. Litton and his spouse as trustees of the Charles V. Litton & Janeille Litton Trust, 11,544 shares held jointly by Mr. Litton and his spouse, and 7,293 shares issuable upon exercise of stock options.

(6)	Includes 76,249 shares held jointly by Ms. Marini and her spouse, and 7,232 shares issuable upon exercise of stock options.

(7)	Includes 3,642 held jointly by Ms. Spiller and her spouse as trustees of the Lindsay C. Spiller Trust, the Katherine S. Spiller Trust, and the Ross B. Spiller Trust, and 7,128 shares held in an IRA for Wyn Spiller.

(8)	Includes 47,207 shares held by the Gary N. and Patricia A. Tintle Trust, 579 shares held by the custodian for Susan Tintle, 12,258 shares held by the Patricia A. Tintle IRA, 3,917 shares held by the Gary N. Tintle IRA, 1,974 shares held by the Tintle, Inc. 401(k) Profit Sharing Trust, and 10,602 shares issuable upon exercise of stock options.

(9)	Includes 3,647 shares issuable upon exercise of stock options.

(10)	Includes 24,086 shares issuable upon exercise of stock options.

(11)	Ms. Hess terminated her position as President/Chief Executive Officer on July 31, 2009.

(12)	Mr. Peterson terminated his position as Executive Vice President/Chief Credit Officer on June 17, 2009.

(13)	Mr. Johnson and Mr. Meyers were appointed to the Board of Directors in June 2010.

DESCRIPTION OF CAPITAL STOCK

General

Our Articles of Incorporation, as amended, authorize us to issue up to 20,000,000 shares of common stock, no par value, and 2,500,000 shares of preferred stock, no par value. There were 2,335,090 shares of common stock issued and outstanding at September 30, 2010. After this Offering, and based on the number of shares of common stock outstanding at September 30, 2010 and excluding the potential exercise of 2011 Warrants, [*] shares of common stock will be outstanding. Assuming [*] 2011 Warrants are issued in connection with the Offering, and all of such 2011 Warrants are exercised, after this Offering, and based on the number of shares of common stock outstanding at September 30, 2010, [*] shares of common stock will be outstanding. In addition, at September 30, 2010, options to purchase 65,623 shares of our common stock have been granted, but have not been exercised, pursuant to our stock option plans. There are 660,230 shares remaining available for future grant pursuant to our 2006 stock plan.

Preferred Stock

The Board of Directors has the authority, without further action by the shareholders, to issue up to 2,500,000 shares of preferred stock, without par value, in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preference and number of shares constituting any series or the designation of such series. The purpose of the provisions of the Articles of Incorporation authorizing the issuance of shares of preferred stock is to provide us with the flexibility to take advantage of opportunities to raise additional capital through the issuance of shares that address competitive conditions in the securities markets. However, the rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that is currently issued and outstanding, and any that may be issued in the future. The issuance of additional preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the Company’s outstanding voting stock, thereby delaying, deferring or preventing a change in control. Furthermore, the issued and outstanding shares of preferred stock have, and those shares that may be issued in the future may have, other rights, including economic rights senior to the common stock, and, as a result, could have a material adverse effect on the market value of the common stock.

Pursuant to our participation in the CPP, authorized by TARP, the Company now has shares of both Fixed Rate Cumulative Perpetual Preferred Stock, Series A and shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B issued and outstanding. The terms of the foregoing series of preferred stock set forth by U.S. Treasury as a result of our participation in the CPP.

Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

Our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) pays cumulative dividends at a rate of 5% per year for the first five years and at a rate of 9% per year thereafter, but will be paid only if, as and when declared by our Board of Directors. The Series A Preferred Stock has no maturity date and ranks senior to our common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series A Preferred Stock is generally non-voting, other than class voting on certain matters that could adversely affect the Series A Preferred Stock. In the event that dividends payable on the Series A Preferred Stock have not been paid for the equivalent of six or more quarters, whether or not consecutive, the Company’s authorized number of directors will be automatically increased by two and the holders of the Series A Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect two directors at our next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. These directors will be elected annually and will serve until dividends on the Series A Preferred Stock have been paid for at least four consecutive dividend periods. To preserve the voting rights of holders of Series A Preferred Stock to elect two directors, we have agreed with U.S. Treasury that at all times during which any shares of Series A Preferred Stock are outstanding, it will always allow for at least two open director seats for the holders of the Series A Preferred Stock to elect.

So long as any share of Series A Preferred Stock remains outstanding, we are prohibited from declaring or paying any dividend or making any distribution on our common stock or any other shares of junior stock (other than dividends payable solely in shares of common stock) or directly or indirectly purchasing, redeeming, or otherwise acquiring for consideration any of our outstanding common stock unless full dividends on all outstanding shares of our Series A Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid.

Fixed Rate Cumulative Perpetual Preferred Stock, Series B.

Our Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) pays cumulative dividends at a rate of 9% per year but will be paid only if, as and when declared by our Board of Directors. The Series B Preferred Stock has no maturity date and ranks senior to our common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series B Preferred Stock is generally non-voting, other than class voting on certain matters that could adversely affect the Series B Preferred Stock. In the event that dividends payable on the Series B Preferred Stock have not been paid for the equivalent of six or more quarters, whether or not consecutive, the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect two directors at our next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. These directors will be elected annually and will serve until dividends on the Series B Preferred Stock have been paid for at least four consecutive dividend periods. To preserve the voting rights of holders of Series B Preferred Stock to elect two directors, we have agreed with U.S. Treasury that at all times during which any shares of Series B Preferred Stock are outstanding, it will always allow for at least two open director seats for the holders of the Series B Preferred Stock to elect.

So long as any share of Series B Preferred Stock remains outstanding, we are prohibited from declaring or paying any dividend or making any distribution on our common stock or any other shares of junior stock (other than dividends payable solely in shares of common stock) or directly or indirectly purchasing, redeeming, or otherwise acquiring for consideration any of our outstanding common stock unless full dividends on all outstanding shares of our Series B Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid.

Common Stock

Holders of our common stock:

•	are entitled to one vote for each share on all matters submitted to a vote of shareholders (such as the election of directors, approval and any amendments to our option plan, certain amendments to our Articles of Incorporation and Bylaws, and certain mergers, sale of assets and other consolidation transactions);

•	may cumulate their votes in the election of our directors (that is, to give any candidate or any number of candidates standing for election, a number of votes equal to the number of directors to be elected multiplied by the number of shares which such shareholder owns), provided that such candidate or candidates’ names have been placed in nomination prior to voting and a shareholder has given notice at the meeting, prior to the vote on the election of directors, of the shareholder’s intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for nominated candidates. The candidates who receive the highest number of votes will be elected as directors;

•	are entitled to receive such cash dividends, if any, as may be declared by our Board of Directors out of legally available funds, subject to the preference in dividend rights of the Series A and Series B Preferred Stock and other series of preferred stock subsequently issued or other obligations, including the interest payments on our trust preferred securities;

•	will be entitled to all assets that are legally available for distribution upon our liquidation, dissolution or winding up, after payment of all debts and liabilities, including funds of depositors, and after payment of the liquidation preferences of the Series A and Series B Preferred Stock and other series of preferred stock then outstanding;

•	have no preemptive, subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments;

•	are subject to the rights of the Series A and Series B Preferred Stock and any series of preferred stock issued and outstanding as well as any series of preferred stock we may issue in the future; and

•	are provided annual reports including audited financial statements.

2011 Warrants

Each 2011 Warrant included in a unit offered hereby will entitle the registered holder thereof to purchase one share of common stock at $5.00 per share from issuance through a date that is either 3 or 7 years from issuance, as more fully described below, unless our Board of Directors extends the expiration date. The 2011 Warrants will be transferable separately from our common stock.

The number of 2011 Warrants an investor receives will be determined based on the following table:

INVESTMENT [*] / Unit)	WARRANTS (per Unit Purchased)	EXERCISE PRICE	TERM
$1,000,000 and above	1.00	$5.00	3 Years — 50% 7 Years — 50%
$500,000 to $999,999	0.75	$5.00	3 Years — 50% 7 Years — 50%
$250,000 to $499,999	0.50	$5.00	3 Years — 50% 7 Years — 50%
$100,000 to $249,999	0.25	$5.00	3 Years — 50% 7 Years — 50%
$[*] to $99,999	0.00	Not applicable	Not applicable

In the event of any consolidation, merger or sale of substantially all of our assets, the acquiring entity may, but is not required to, enter into an agreement with us to assume the 2011 Warrants, with the holder of each outstanding 2011 Warrant given the right, upon payment of the exercise price, to receive the kind and amount of shares of common stock or other securities or property receivable by a holder of the number of shares of common stock into which such 2011 Warrants were exercisable immediately prior to consolidation, merger or sale. If such an agreement is not entered into with the acquiring entity, then holders shall be entitled to exercise their 2011 Warrants during a period of at least 30 days (or until the expiration date, if earlier), which period will terminate at least five days prior to the consummation of the acquisition.

In the event that we (i) pay a dividend on our common stock in shares of common stock (or securities convertible into, exchangeable for or otherwise entitling the registered holder to receive common stock), (ii) split our common stock into a greater number of shares, (iii) combine the outstanding common stock into a smaller number of shares, or (iv) issue by reclassification of our shares of common stock or capital reorganization or other securities of the Bank, then in each case, the number of shares of common stock purchasable upon exercise of any 2011 Warrant immediately before the record date fixing shareholders to be affected by such event shall be adjusted so that each 2011 Warrant holder shall thereafter be entitled to receive the same kind and number of shares of common stock or other securities of the Company that such holder would have owned or been entitled to receive after the happening of any of the events described above had the 2011 Warrant been exercised immediately before the happening of such event or any record date with respect thereto. No such adjustment shall be made unless such adjustment would require an increase or decrease of at least 1% in the number of shares of common stock or other securities of the Company that the 2011 Warrant holder would have owned or been entitled to receive had the 2011 Warrant been exercised; provided, however, that any such adjustments which are not made shall be carried forward and taken into account in any subsequent adjustment. All such calculations shall be made to the nearest one-hundredth of a share.

To exercise a 2011 Warrant, the holder must send the 2011 Warrant certificate to Computershare, Inc. (the ”Warrant Agent”) Attention: Citizens Bancorp Offering, 250 Royall Street, Canton, Massachusetts 02021, signed by the holder indicating an election to exercise, setting forth the number of shares to be purchased and enclosing cash, certified check or any combination thereof equal to the total exercise price. The Warrant Agent will then return to the holder a certificate evidencing the number of shares of common stock issued upon exercise. If less than all the shares covered by the 2011 Warrant certificate surrendered are being purchased, a new certificate representing the unexercised portion of the 2011 Warrants, will be issued.

Holders of 2011 Warrants, until converted into common stock, are not entitled to any rights whatsoever as shareholders of the Company, including any right to receive dividends or to receive notice in respect of any meeting of shareholders for the election of directors or any other matters or to vote at any such meeting.

A complete statement of the terms and conditions pertaining to the 2011 Warrants is contained in, and is qualified in its entirety by, the Warrant Agreement which is available for inspection at the Company and a form of which is included in the registration statement, of which this prospectus is a part.

Articles of Incorporation and Bylaws

Shareholders’ rights and related matters are governed by our Articles of Incorporation, Bylaws and California law. In general, our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Our Bylaws may be amended by either the Board of Directors or by the affirmative vote of a majority of our outstanding voting shares.

Board of Directors

Our Bylaws provide that the number of directors must fall within a range between seven and thirteen, the exact number to be fixed by resolution of the Board of Directors. The Board of Directors has set the current size of the board at nine persons. Each director is appointed for a term of one year until his or her successor is appointed and qualified.

Indemnification

Indemnification. Our Articles of Incorporation and Bylaws contain provisions for the indemnification of our officers and directors, and authorize us to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director, officer, employee or agent in connection with certain types of legal liability incurred by the individual while acting for Citizens Bancorp within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action. The indemnification provided for in our Articles of Incorporation is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

Limitation of Liability. Our Articles of Incorporation contain provisions eliminating to the maximum extent allowed by California law the personal liability of directors to Citizens Bancorp or our shareholders for damages.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Citizens Bancorp pursuant to the foregoing provisions, Citizens Bancorp has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Defensive Provisions in Articles or Bylaws

Our Articles of Incorporation authorize the issuance of 2,500,000 shares of preferred stock and 20,000,000 shares of common stock. The shares of preferred and common stock were authorized to provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Citizens Bancorp. As a result of the ability to issue additional shares of common stock or preferred stock, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Citizens Bancorp, and thereby allow members of management to retain their positions.

The provisions described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares of common stock held by such shareholder.

THE OFFERING

We intend to sell the units offered in this Offering through our own efforts to our customers and other contacts. Our officers and directors will assist in this effort but they will receive no additional compensation for their efforts.

Each purchaser of units offered hereby in making its purchase will be required to complete and deliver a subscription agreement, a copy of which is available from us.

We expect to accept subscriptions for units from time to time during this Offering. We will notify subscribers of acceptance or rejection of their subscription within 14 days after the subscription is received by us.

WE SPECIFICALLY RESERVE THE RIGHT TO REJECT, IN WHOLE OR IN PART, ANY SUBSCRIPTION IN OUR SOLE DISCRETION.

IMPORTANT: THE FULL SUBSCRIPTION PRICE MUST BE REMITTED WITH THE SUBSCRIPTION AGREEMENT TO CONSTITUTE A VALID SUBSCRIPTION OFFER. THE SUBSCRIPTION PRICE CONSISTS OF THE NUMBER OF UNITS THE SUBSCRIBER SEEKS TO BUY MULTIPLIED BY $[*]. THE SUBSCRIPTION PRICE MUST BE PAID IN U.S. CURRENCY BY CHECK, BANK DRAFT, CASHIER’S CHECK OR MONEY ORDER PAYABLE TO “CITIZENS BANCORP OFFERING ACCOUNT”

We may cancel this Offering in its entirety at any time, in which event payments received from subscribers will be returned, without interest, within 14 days after cancellation.

All subscription proceeds will be held by Pacific Coast Bankers Bank in a specially designated “Escrow Subscription Account.” We may also, in our sole discretion, close the Offering at any time by accepting less than the [*] units offered hereby. However, funds will be released from the escrow account and added to our capital accounts only if at the termination date we would have obtained a combination of new equity capital and earnings that would result in the Bank being in substantial compliance with the Capital Requirement of the Order. If on the termination date, or earlier (if the Offering is otherwise terminated), we have not reached this threshold amount, Pacific Coast Bankers Bank will return subscription funds to subscriber as soon as possible without interest. Upon payment of any refund, we, and our directors, officers, and agents will have no further liability to any investor.

CONSENT

The financial statements of Citizens Bancorp and subsidiary as of and for the years ended December 31, 2009 and 2008 included in the prospectus, which is part of this Registration Statement on Form S-1 were audited by the Company’s independent auditor as evidenced by their Report of Independent Registered Public Accounting Firm dated April 9, 2010 and are included herein with their consent.

CERTAIN LEGAL MATTERS

Stuart ¦ Moore, San Luis Obispo, California, has advised us in connection with certain banking and securities law aspects of this Offering and has passed upon the validity of the Units issued in connection with the Offering.

AVAILABLE INFORMATION

All communications or inquires relating to these materials or to a possible investment in us should be directed to the following individuals:

Gary D. Gall	Susann C. Trevena
President / Chief Executive Officer	Executive Vice President / Chief Financial Officer
Citizens Bancorp	Citizens Bancorp
(530) 478-6000	(530) 478-6000

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 that registers the shares of our common stock and the 2011 Warrants to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us, our common stock and the 2011 Warrants, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements in this prospectus regarding the contents of any agreement or other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You may review a copy of the registration statement on Form S-1 including the attached exhibits, at the SEC’s public reference facilities at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, by mail from the Public Reference Section of the SEC, Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or the SEC’s website referred to below. You may also obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains periodic reports, proxy statements and other information about issuers, like us, that we will file electronically with the SEC following the completion of this offering. The address of that site is www.sec.gov.

We have previously not filed reports with the SEC. We have provided an annual proxy statement to shareholders and an annual report containing audited financial statements.

CITIZENS BANCORP AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 AND 2007

AND

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and
    Board of Directors
Citizens Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheet of Citizens Bancorp and subsidiary (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancorp and subsidiary as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We were not required or engaged to examine the effectiveness of Citizens Bancorp and subsidiary’s internal control over financial reporting as of December 31, 2009 and, accordingly, we do not express an opinion thereon.

As discussed in Note 13 to the consolidated financial statements, quantitative measures established by regulation to ensure capital adequacy require the Company’s subsidiary, Citizens Bank of Northern California (the “Bank”), to maintain minimum amounts of capital and capital ratios. Pursuant to the February 11, 2010 Consent Order discussed in Note 1, the Bank agreed to develop and execute a capital plan that will result in, and thereafter maintain, a Tier 1 capital to average assets (Leverage-as defined) ratio equal to or greater than 9% by July 11, 2010. As of December 31, 2009, the Bank’s leverage ratio was 6.1% and did not meet the above requirement. The adequacy of the capital plan will be determined by the regulators during subsequent examinations and/or visitations. As with other provisions of the Consent Order, the failure to meet the capital requirement can result in a determination by the regulators that the Bank is conducting business in an unsafe or unsound manner and subject the Bank to further regulatory enforcement action, which may include a limitation on asset growth and/or mandated disposition of certain assets. The financial statement impact, if any, of further regulatory enforcement action that may result from the Bank’s inability to comply with the capital plan and with the minimum regulatory capital requirement by July 11, 2010 cannot presently be determined. The accompanying financial statements do not include any adjustments that may be necessary because of actions that could be implemented by the Bank’s regulators or that might be required as part of a final capital plan approved by the regulators.

April 9, 2010

CITIZENS BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2009 and 2008

	2009	2008
ASSETS
Cash and due from banks	$6,413,965	$7,049,509
Interest-bearing deposits due from banks	55,420,753	419,101
Federal funds sold		25,260,000
Cash and cash equivalents	61,834,718	32,728,610
Time deposits in other banks	100,000	100,000
Available-for-sale investment securities (Note 4)	1,561,658	1,161,000
Loans, less allowance for credit losses of $14,387,379 in 2009 and $12,406,146 in 2008 (Notes 5, 9, 12 and 15)	290,351,610	299,967,581
Premises and equipment, net (Note 7)	1,547,127	2,073,006
Cash surrender value of bank-owned life insurance (Note 14)	6,115,775	5,907,107
Other real estate owned	4,649,762	6,194,799
Accrued interest receivable and other assets (Note 11)	4,897,222	15,141,432
Total assets	$371,057,872	$363,273,535

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$76,123,629	$65,218,160
Interest-bearing (Note 8)	226,507,652	234,540,248
Total deposits	302,631,281	299,758,408
Short-term borrowings (Note 9)	25,000,000	8,000,000
Long-term debt (Note 9)	15,000,000	15,000,000
Junior subordinated debentures (Note 10)	15,465,000	15,465,000
Accrued interest payable and other liabilities (Note 14)	3,456,759	3,754,179
Total liabilities	361,553,040	341,977,587

Commitments and contingencies (Note 12)

Shareholders’ equity (Note 13):
Serial preferred stock — 2,500,000 shares authorized
Series A preferred stock; 10,400 shares outstanding in 2009 and 2008	9,952,881	9,848,881
Series B preferred stock; 520 shares outstanding in 2009 and 2008	520,000	520,000
Common stock — no par value; 5,000,000 shares authorized; outstanding 2,310,090 shares in 2009 and 1,915,981 in 2008	15,945,833	14,373,787
Accumulated deficit	(16,921,714)	(3,454,196)
Accumulated other comprehensive income, net of taxes (Notes 4 and 17)	7,832	7,476
Total shareholders’ equity	9,504,832	21,295,948
Total liabilities and shareholders’ equity	$371,057,872	$363,273,535

The accompanying notes are an integral
part of these consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Interest income:
Interest and fees on loans	$19,214,678	$21,801,460	$22,427,955
Interest on investment securities:
Taxable	39,310	39,768	55,226
Tax exempt	265
Interest on Federal funds sold	8,429	124,770	66,286
Interest on deposits in banks	27,320	4,752	8,105
Total interest income	19,290,002	21,970,750	22,557,572
Interest expense:
Interest expense on deposits (Note 8)	3,226,616	5,449,328	6,689,819
Interest on borrowings (Note 9)	472,929	492,917	398,150
Interest on junior subordinated debentures (Note 10)	468,939	928,259	1,175,452
Total interest expense	4,168,484	6,870,504	8,263,421
Net interest income before provision for credit losses	15,121,518	15,100,246	14,294,151
Provision for credit losses (Note 5)	11,115,000	23,900,000	945,000
Net interest (loss) income after provision for credit losses	4,006,518	(8,799,754)	13,349,151
Non-interest income:
Service charges	1,359,539	1,251,361	1,030,798
Broker fee income	688,944	491,465	798,086
Gain on transfer of financial assets (Note 6)	2,817,928
Other income	245,489	397,515	377,162
Total non-interest income	5,111,900	2,140,341	2,206,046
Non-interest expenses:
Salaries and employee benefits (Notes 5 and 14)	4,924,802	5,270,900	6,051,453
Occupancy and equipment (Notes 7, 12 and 15)	1,770,501	1,862,829	1,792,674
Loss on sale/writedown of other real estate owned	3,440,961	116,393
Other expenses (Note 16)	5,554,101	4,403,860	3,398,538
Total non-interest expenses	15,690,365	11,653,982	11,242,665
(Loss) income before income taxes	(6,571,947)	(18,313,395)	4,312,532
Provision for (benefit from) income taxes (Note 11)	6,568,000	(7,662,000)	1,728,000
Net (loss) income	(13,139,947)	(10,651,395)	2,584,532
Dividends and discount accretion on preferred stock (Note 13)	(327,571)
Net (loss) income applicable to common shareholders	$(13,467,518)	$(10,651,395)	$2,584,532
Basic (loss) earnings per share (Note 13)	$(7.01)	$(5.56)	$1.35
Diluted (loss) earnings per share (Note 13)	$(7.01)	$(5.56)	$1.32

The accompanying notes are an integral
part of these consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2009, 2008 and 2007

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss), Net of Taxes	Total Shareholders’ Equity
Balance, January 1, 2007	—	$—	1,733,182	$10,699,977	$8,179,241	$(15,000)	$18,864,218
Comprehensive income (Note 17):
Net income					2,584,532		2,584,532
Other comprehensive income, net of tax:
Net change in unrealized losses on available-for-sale investment securities						12,591	12,591
Total comprehensive income							2,597,123
Stock dividend (Note 13)			86,484	2,139,614	(2,139,614)
Cash paid for fractional shares					(5,424)		(5,424)
Stock-based compensation expense (Note 13)				92,220			92,220
Retirement of common stock in connection with the exercise of stock options			(382)	(9,206)			(9,206)
Stock options exercised and related tax benefit (Note 13)			2,822	33,299			33,299
Balance, December 31, 2007	—	—	1,822,106	$12,955,904	$8,618,735	$(2,409)	$21,572,230

(Continued)

The accompanying notes are an integral
part of these consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Continued)

For the Years Ended December 31, 2009, 2008 and 2007

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss), Net of Taxes	Total Shareholders’ Equity
Balance, December 31, 2007	—	$—	1,822,106	$12,955,904	$8,618,735	$(2,409)	$21,572,230
Cumulative effect of change in accounting principle, adoption of EITF 06-4 (Note 14)					(98,397)		(98,397)
Comprehensive loss (Note 17):
Net loss					(10,651,395)		(10,651,395)
Other comprehensive income, net of tax:
Net change in unrealized losses on Available-for-sale investment securities						9,885	9,885
Total comprehensive loss							(10,641,510)
Stock dividend (Note 13)			90,982	1,319,239	(1,319,239)
Cash paid for fractional shares					(3,900)		(3,900)
Issuance of Series A preferred stock, net of issuance costs (Note 13)	10,400	9,848,881					9,848,881
Issuance of Series B preferred stock upon exercise of preferred stock warrants (Note 13)	520	520,000					520,000
Stock-based compensation expense (Note 13)				77,900			77,900
Stock options exercised and related tax benefit (Note 13)			2,893	20,744			20,744
Balance, December 31, 2008	10,920	$10,368,881	1,915,981	$14,373,787	$(3,454,196)	$7,476	$21,295,948

(Continued)

The accompanying notes are an integral
part of these consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Continued)

For the Years Ended December 31, 2009, 2008 and 2007

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss), Net of Taxes	Total Shareholders’ Equity
Balance, December 31, 2008	10,920	$10,368,881	1,915,981	$14,373,787	$(3,454,196)	$7,476	$21,295,948
Comprehensive loss (Note 17):
Net loss					(13,139,947)		(13,139,947)
Other comprehensive income, net of tax:
Net change in unrealized gains on Available-for-sale investment securities (Note 4)						356	356
Total comprehensive loss							(13,139,591)
Issuance of common stock (Note 13)			394,109	1,559,034			1,559,034
Dividends declared and paid on preferred stock (Note 13)					(223,571)		(223,571)
Amortization of preferred stock discount (Note 13)		104,000			(104,000)
Stock-based compensation expense (Note 13)				13,012			13,012
Balance, December 31, 2009	10,920	$10,472,881	2,310,090	$15,945,833	$(16,921,714)	$7,832	$9,504,832

The accompanying notes are an integral
part of these consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities:
Net (loss) income	$(13,139,947)	$(10,651,395)	$2,584,532
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Stock-based compensation expense	13,012	77,900	92,220
Provision for credit losses	11,115,000	23,900,000	945,000
Valuation allowance on other real estate owned (OREO)	3,377,807	35,851
Depreciation and amortization	617,416	671,526	667,669
Accretion on investment securities	18,840	162
Gain on sale of loans		(70,845)
Gain on transfer of financial assets	(2,817,928)
Loss on sale of OREO	63,154	80,542
Decrease in deferred loan origination fees, net	(93,022)	(166,145)	(127,091)
Benefit (provision for) deferred income taxes	6,579,000	(4,559,000)	(488,000)
Increase in cash surrender value of bank-owned life insurance	(208,668)	(207,348)	(220,206)
Decrease (increase) in accrued interest receivable and other assets	4,202,759	(4,372,554)	(211,853)
(Decrease) increase in accrued interest payable and other liabilities	(297,420)	14,382	815,085
Net cash provided by operating activities	9,430,003	4,753,076	4,057,356

Cash flows from investing activities:
Purchase of available-for-sale investment securities	(1,568,903)	(1,148,500)	(300,118)
Proceeds from matured or called available- for-sale investment securities	1,150,000	1,300,000
Proceeds from sale of loans	2,422,000	5,720,171
Purchase of loan portfolio	(20,145,000)
Proceeds from sale of OREO	4,172,875	2,018,618
Investment in OREO	(385,218)	(1,047,891)
Net purchase of FHLB stock	(563,900)	(196,500)	(209,700)
Net decrease (increase) in loans	13,451,340	(35,416,636)	(46,026,500)
Purchase of premises and equipment	(91,537)	(167,645)	(595,355)
Purchase of bank-owned life insurance	(75,000)
Principal payments received on tax credit instrument	26,112	26,112	103,483
Net cash used in investing activities	(1,532,231)	(28,912,271)	(47,103,190)

(Continued)

The accompanying notes are an integral
part of these consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from financing activities:
Net increase (decrease) in demand, interest-bearing demand and savings deposits	$33,560,674	$(4,618,554)	$20,784,801
Net (decrease) increase in time deposits	(30,687,801)	30,122,311	10,232,858
Proceeds from issuance of preferred stock, net		10,368,881
Dividends paid on preferred stock	(223,571)
Net change in short-term borrowings	17,000,000	(5,500,000)	13,500,000
Net change in long-term debt		15,000,000
Cash paid for fractional shares		(3,900)	(5,424)
Proceeds from exercise of stock options		20,744	24,093
Proceeds from issuance of common stock	1,559,034
Net cash provided by financing activities	21,208,336	45,389,482	44,536,328
Increase in cash and cash equivalents	29,106,108	21,230,287	1,490,494

Cash and cash equivalents at beginning of year	32,728,610	11,498,323	10,007,829

Cash and cash equivalents at end of year	$61,834,718	$32,728,610	$11,498,323

Supplemental disclosure of cash flow information:

Cash paid (received) during the year for:
Interest expense	$4,476,647	$6,916,034	$8,230,499
Income taxes	$(4,564,702)	$1,335,000	$2,325,000

Non-cash investing activities:
Net change in unrealized gains (losses) on available-for-sale investment securities	$595	$16,662	$20,882
Real estate acquired through foreclosure	$5,683,581	$7,281,919
Amortization of preferred stock discount	$104,000

The accompanying notes are an integral
part of these consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	THE BUSINESS OF CITIZENS BANCORP

Overview of Citizens Bancorp and Subsidiary

During 2003, Citizens Bancorp (the “Company”) was incorporated as a bank holding company for the purpose of acquiring Citizens Bank of Northern California (the “Bank”) and to provide the Company and the Bank greater flexibility for expansion and diversification. The Company formed Citizens Bancorp Trust I on June 18, 2003, Citizens Bancorp Trust II on July 7, 2004, Citizens Bancorp Trust III on August 24, 2005 and Citizens Bancorp Trust IV on June 28, 2006 as Delaware business trusts for the sole purpose of issuing trust preferred securities.

The Bank operates seven branches in Northern California, including two branches in Grass Valley and one branch each in Nevada City, Penn Valley, Lake of the Pines, Truckee and Auburn. The Bank’s primary source of revenue is generated from providing loans to customers who are predominately small and middle market businesses and individuals residing in the surrounding areas.

The Bank’s deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. The Bank is participating in the FDIC Transaction Account Guarantee Program. Under the program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account and the Bank is assessed an annual fee of 10 basis points for all deposit amounts exceeding the existing deposit insurance limit of $250,000 through December 31, 2009 and 25 basis points through June 30, 2010. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage under the FDIC’s general deposit insurance rules.

Regulatory Matters

In February 2010, the Company and the Bank entered into formal Agreements with their respective regulators arising out of issues identified during the Bank’s routine examinations in May 2009. These Agreements, which include a “Consent Order” entered into by the Bank, provide that the Company and Bank will continue to take actions to strengthen and restore the Bank’s financial condition and operations. However, the Agreements do not impose penalties or fines on the Company or the Bank. Specifically, the Consent Order commits the Bank to developing and implementing a capital plan that will result in, and thereafter maintain, a Tier 1 capital to average assets (Leverage) ratio equal to or greater than 9% by July 11, 2010, improve earnings, improve asset quality within specific time intervals, and enhance compliance oversight and training. In addition, the Agreements require the Company and the Bank to obtain approval prior to paying any dividends or principal and interest on the junior subordinated debentures. Failure to comply with the articles of these Agreements could subject the Company or the Bank to additional enforcement action and could have a material adverse effect on their business, financial condition and results of operations. (See Notes 10 and 13 for additional information.)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and the consolidated accounts of its wholly-owned subsidiary, Citizens Bank of Northern California. All significant intercompany balances and transactions have been eliminated.

For financial reporting purposes, the Company’s investments in Citizens Bancorp Trust I, II, III and IV are accounted for under the equity method and are included in other assets on the consolidated balance sheet. The junior subordinated debentures issued and guaranteed by the Company and held by the trusts are reflected on the Company’s consolidated balance sheet. Under applicable regulatory guidelines, a portion of the trust preferred securities currently qualify as Tier 1 capital. For further description of the junior subordinated debentures see Note 10.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consolidation and Basis of Presentation (Continued)

The accounting and reporting policies of Citizens Bancorp and subsidiary conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Segment Information

Management has determined that since all of the banking products and services offered by the Company are available in each branch of the Bank, all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment. No customer accounts for more than 10 percent of revenues for the Company or the Bank.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2009 and through April 9, 2010, which is the date the financial statements were available to be issued, and has determined that, other than the Agreements discussed above, there were no subsequent events that require recognition or disclosure in the consolidated financial statements or notes therein.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one day periods.

Investment Securities

Investment securities are classified into one of the following categories:

•	Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders’ equity.

•	Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. At December 31, 2009 and 2008, all of the Company’s investments were classified as available-for-sale securities.

Gains or losses on the sale of securities are computed using the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, and management does not intend to sell the security or it is more likely than not that sale of the security will not be required before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income. If management intends to sell the security or it is more likely than not that they will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Loans

Loans are stated at principal balances outstanding, except for loans transferred from loans held for sale which are carried at the lower of principal balance or market value at the date of transfer, adjusted for accretion of discounts. Interest is accrued daily based upon outstanding loan balances. However, when, in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal. Interest income on impaired loans, if appropriate, is recognized on a cash basis. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is lo longer in doubt.

Loan origination fees, commitment fees and direct loan origination costs are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

The Company may acquire loans through a business combination or a purchase for which differences may exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. When the Company acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Company’s estimate of undiscounted cash flows expected to be collected over the Company’s initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment as identified. Furthermore, the Company may not “carry over” or create a valuation allowance in the initial accounting for loans acquired under these circumstances. The Company has not acquired any loans for which differences exist between the contractual cash flows and the cash flows expected to be collected due to credit quality.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses

The allowance for credit losses is maintained to provide for losses related to impaired loans and other losses that can be expected to occur in the normal course of business. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan portfolio, specifically identified problem loans, potential losses inherent in the portfolio taken as a whole, and economic conditions in the Company’s service area.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement. An impaired loan is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical matter, at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent. Loans determined to be impaired or classified are individually evaluated by management for specific risk of loss. In addition, reserve factors are assigned to currently performing loans based on management’s assessment of the following for each identified loan type: (1) inherent credit risk and (2) historical losses. These estimates are particularly susceptible to changes in the economic environment and market conditions.

In estimating the general allowance for loan losses, the balance of the loan portfolio is grouped into segments that have common characteristics, such as loan type, collateral type or risk rating. Loans typically segregated by risk rating are those that have been assigned ratings (using regulatory definitions) of special mention, substandard and doubtful. Loans graded loss are generally charged off immediately.

The Company’s Board of Directors reviews the adequacy of the allowance for credit losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in the judgment of the Board of Directors and management, changes are warranted. The allowance is established through a provision for credit losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. The allowance for credit losses at December 31, 2009 and 2008, respectively, reflects management’s estimate of possible losses in the loan portfolio. This evaluation is inherently subjective as it requires that estimates that are susceptible to significant revisions as new information becomes available; accordingly, actual losses may vary from their estimate. In addition, the FDIC and California Department of Financial Institutions, as an integral part of their examination process, review the allowance for credit losses. These agencies may require additions to the allowance for credit losses based on their judgment about information at the time of their examinations.

Allowance for Losses Related to Undisbursed Commitments

The Company maintains a separate allowance for losses related to undisbursed loan commitments. Management estimates the amount of probable losses by applying a loss reserve factor to a portion of undisbursed lines of credit. The allowance totaled $192,000 at December 31, 2009 and 2008 and is included in accrued interest payable and other liabilities in the consolidated balance sheet.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. In October 2009, the Company completed a loan purchase transaction accounted for as a transfer of financial assets (see Note 6).

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

Premises and equipment are carried at cost, net of accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Management evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying value may not be fully recoverable.

Investment in Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank System, the Bank is required to maintain an investment in the capital stock of the Federal Home Loan Bank. The investment is carried at cost and is redeemable at par with certain restrictions. At December 31, 2009 and 2008, Federal Home Loan Bank stock totaled $1,880,000 and $1,316,100, respectively. On the consolidated balance sheet, Federal Home Loan Bank stock is included in accrued interest receivable and other assets.

Other Real Estate

The Company’s investment in other real estate holdings, all of which were related to real estate acquired in full or partial settlement of loan obligations, was $4,649,762, net of a valuation allowance of $1,634,600 at December 31, 2009. At December 31, 2008, the Company’s investment in other real estate holdings was $6,194,799, net of a valuation allowance of $35,851. The sale of other real estate holdings in 2009 resulted in net proceeds of $4,172,875 and a realized loss of $63,154. The sale of other real estate holdings in 2008 resulted in net proceeds of $2,018,618 and a realized loss of $80,542. When property is acquired through foreclosure, any excess of the Bank’s recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property less costs to sell is charged against the allowance for credit losses. Increases in the carrying value of other real estate may result from capitalized improvements or the payoff of senior lien positions. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or write-downs resulting from permanent impairment are recorded in other income or expenses as incurred.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income tax expense (benefit) represents each entity’s proportionate share of the consolidated provision for (benefit from) income taxes. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized. On the consolidated balance sheet, net deferred tax assets, if any, are included in accrued interest receivable and other assets.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Uncertainty in Income Taxes

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income. There have been no significant changes to unrecognized tax benefits or accrued interest and penalties for the years ended December 31, 2009 and 2008.

Earnings (Loss) Per Share

Basic earnings (loss) per share (EPS), which excludes dilution, is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income available to common stockholders is based on the net income attributable to the Company adjusted for dividend payments and accretion associated with preferred stock. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. However, basic earnings per share are not adjusted for potential dilution when a net loss occurs because the conversion of potential common stock is anti-dilutive. Earnings (loss) per share have been retroactively adjusted for the 5% stock dividend that occurred during 2008 (see Note 13).

Stock-Based Compensation

At December 31, 2009, the Company had two stock-based compensation plans, the 2006 Stock Plan and the 1995 Stock Option Plan of Citizens Bank of Northern California (the “Plans”) which are described more fully in Note 13.

Management determines the fair value of the options granted on the date of grant using a Black-Scholes-Merton option pricing model that uses assumptions based on expected option life, expected stock volatility, expected dividend yield and the risk-free interest rate. The expected volatility assumptions used by management are based on the historical volatility of the Company’s common stock over the most recent period commensurate with the estimated expected life of the Company’s stock options. Management bases its expected life assumption on its historical experience and on the terms and conditions of the stock options granted to employees. The expected dividend yield has been set at zero because the Company does not currently have plans to pay a cash dividend in the near future. The risk-free rate is based on the U.S. Treasury yield curve for the periods within the contractual life of the options in effect at the time of the grant. Management also makes assumptions regarding estimated forfeitures that will impact the total compensation expenses recognized under the Plans.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation (Continued)

The fair value of each option was estimated on the date of grant using an option-pricing model with the following assumptions:

2007
Dividend yield (not applicable)
Expected volatility	15.00%
Risk-free interest rate	4.75%
Expected option life	7.5 years
Weighted average fair value of options granted during the year	$7.20

There were no options granted during the years ended December 31, 2009 and 2008.

Compensation expense, net of related tax benefits, recorded during the years ended December 31, 2009, 2008 and 2007 totaled $13,012, or $0.01 per share, $77,900, or $0.04 per share, and $92,220, or $0.05 per diluted share, respectively. Compensation expense is recognized over the vesting period on a straight line accounting basis.

Reclassifications

Certain prior period amounts have been reclassified to conform to the 2009 presentation.

Adoption of New Financial Accounting Standards

FASB Accounting Standards CodificationTM (ASC or Codification)

In June 2009, the Financial Accounting Standards Board (FASB) issued new accounting standards ASC 105-10 (previously SFAS No. 168), The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles. With the issuance of ASC 105-10, the FASB Accounting Standards Codification (“the Codification” or “ASC”) becomes the single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities. This change is effective for financial statements issued for interim or annual periods ended after September 15, 2009. Accordingly, all specific references to generally accepted accounting principles (GAAP) refer to the Codification and not to the pre-Codification literature.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued ASC 810-10-65-1, (previously SFAS No. 160), Noncontrolling Interests in Consolidated Financial Statements. This standard requires that a noncontrolling interest in a subsidiary be reported separately within equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. This standard was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company adopted the provisions of this standard on January 1, 2009 without a material impact on the Company’s financial condition or results of operations.

FASB Clarifies Other-Than-Temporary Impairment

In April 2009, the FASB issued ASC No. 320-10-35 (previously FSP 115-2 and 124-2 and EITF 99-20-2), Recognition and Presentation of Other-Than-Temporary-Impairment. This standard (i) changes previously existing guidance for determining whether an impairment to debt securities is other than temporary and (ii) replaces the previously existing requirement that the entity’s management assert it has both the intent and

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Financial Accounting Standards (Continued)

ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under this standard, declines in fair value below cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses for both held-to-maturity and available-for-sale securities. The amount of impairment related to other factors is recognized in other comprehensive income. These changes were effective for interim and annual periods ended after June 15, 2009. Management adopted the provisions of this standard on April 1, 2009 without a material impact on the Company’s financial condition or results of operations.

FASB Clarifies Application of Fair Value Accounting

In April 2009, the FASB issued ASC 820-10 (previously FSP FAS 157-4), Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This standard affirms the objective of fair value when a market is not active, clarifies and includes additional factors for determining whether there has been a significant decrease in market activity, eliminates the presumption that all transactions are distressed unless proven otherwise, and requires an entity to disclose a change in valuation technique. This standard was effective for interim and annual periods ended after June 15, 2009. Management adopted the provisions of this standard on April 1, 2009 without a material impact on the Company’s financial condition or results of operations.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (ASC Topic 820) — Measuring Liabilities at Fair Value. This update provides amendments for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update was effective for the first reporting period (including interim periods) beginning after August 2009. The Company adopted the provisions of this update on October 1, 2009 without a material impact on the Company’s financial condition or results of operations.

Business Combinations

In December 2007, the FASB issued ASC Topic 805 (previously SFAS 141(R)), Business Combinations. This standard broadens the guidance for business combinations and extends its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. The acquirer is no longer permitted to recognize a separate valuation allowance as of the acquisition date for loans and other assets acquired in a business combination. It also requires acquisition-related costs and restructuring costs that the acquirer expected but was not obligated to incur to be expensed separately from the business combination. It also expands on required disclosures to improve the ability of the users of the financial statements to evaluate the nature and financial effects of business combinations. This standard was effective for the first annual reporting period beginning on or after December 15, 2008. The Company adopted the provisions of this standard on January 1, 2009 without a material impact on the Company’s financial condition or results of operations.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Financial Accounting Standards (Continued)

Subsequent Events

In May 2009, the FASB issued ASC 855-10 (previously SFAS No. 165), Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this standard on July 1, 2009 required the Company to disclose the date through which subsequent events were evaluated. The adoption of this standard had no effect on the Company’s financial position or results of operations.

Impact of New Financial Accounting Standards

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued ASC Topic 860 (previously SFAS No. 166), Accounting for Transfers of Financial Assets, an amendment of SFAS No. 140. This standard amends the derecognition accounting and disclosure guidance included in previously issued standards. This standard eliminates the exemption from consolidation for qualifying special-purpose entities (SPEs) and also requires a transferor to evaluate all existing qualifying SPEs to determine whether they must be consolidated in accordance with ASC Topic 810. This standard also provides more stringent requirements for derecognition of a portion of a financial asset and establishes new conditions for reporting the transfer of a portion of a financial asset as a sale. This standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Management is assessing the impact this standard may have on the Company’s financial condition and results of operations.

Transfers and Servicing

In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16, Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets, which updates the derecognition guidance in ASC Topic 860 for previously issued SFAS No. 166. This update reflects the Board’s response to issues entities have encountered when applying ASC 860, including: (1) requires that all arrangements made in connection with a transfer of financial assets be considered in the derecognition analysis, (2) clarifies when a transferred asset is considered legally isolated from the transferor, (3) modifies the requirements related to a transferee’s ability to freely pledge or exchange transferred financial assets, and (4) provides guidance on when a portion of a financial asset can be derecognized. This update is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. Management is assessing the impact this standard may have on the Company’s financial condition and results of operations.

Improvements to Financial Reporting of Interests in Variable Interest Entities

In June 2009, the FASB issued ASC Topic 810 (previously SFAS No. 167), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This standard amends the consolidation guidance applicable to variable interest entities. The amendments to the consolidation guidance affect all entities currently within the scope of ASC Topic 810, as well as qualifying special-purpose entities that are currently excluded from the scope of ASC Topic 810. This standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Management is assessing the impact of this standard on the Company’s financial condition and results of operations.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

3.	FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$6,413,965	$6,413,965	$7,049,509	$7,049,509
Interest-bearing deposits due from banks	55,420,753	55,420,753	419,101	419,101
Federal funds sold			25,260,000	25,260,000
Time deposits in other banks	100,000	100,000	100,000	100,000
Available-for-sale investment securities	1,561,658	1,561,658	1,161,000	1,161,000
Loans, net	290,351,610	275,454,564	299,967,581	285,784,374
Cash surrender value of bank-owned life insurance	6,115,775	6,115,775	5,907,107	5,907,107
FHLB stock	1,880,000	1,880,000	1,316,100	1,316,100
Tax credit instrument	26,111	26,111	52,223	52,223
Accrued interest receivable	1,953,281	1,953,281	1,522,519	1,522,519

Financial liabilities:
Deposits	$302,631,281	$302,144,383	$299,758,408	$299,217,721
Short-term borrowings	25,000,000	25,000,000	8,000,000	8,000,000
Long-term debt	15,000,000	15,024,824	15,000,000	15,108,147
Junior subordinated debentures	15,465,000	5,780,673	15,465,000	2,090,215
Accrued interest payable	232,988	232,988	501,045	501,045

These estimates do not reflect any premium or discount that could result from offering the Company’s entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

The following methods and assumptions were used by management to estimate the fair value of its financial instruments at December 31, 2009 and 2008:

Cash and cash equivalents: For cash and due from banks and Federal funds sold, the carrying amount is estimated to be fair value.

Time deposits in other banks: The fair value of time deposits in other banks is estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Loans: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness adjusted for the allowance for credit losses The carrying amount of accrued interest receivable approximates its fair value.

Cash surrender value of bank-owned life insurance: The fair values of life insurance policies are based on current cash surrender values at each reporting date provided by the insurers.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

3.     FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Financial Instruments (Continued)

Federal Home Loan Bank stock: The carrying amount of Federal Home Loan Bank (FHLB) stock approximates fair value. This investment is carried at cost and is redeemable at par with certain restrictions.

Tax credit instrument: The carrying amount of the qualified zone academy tax credit instrument approximates its fair value.

Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at each reporting date by the Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term borrowings and long-term debt: The fair values of fixed-rate borrowings are estimated by discounting their future cash flows using rates at each reporting date for similar instruments. The fair values of variable rate borrowings are based on carrying value.

Junior subordinated debentures: The fair values of junior subordinated debentures are estimated by discounting their future cash flows using interest rates for financial instruments of a similar maturity and structure.

Commitments to fund loans / standby letters of credit and guarantees of credit cards: Off-balance-sheet commitments are primarily to extend credit for adjustable rate loans and letters of credit and guarantees of credit cards issued by other banks. The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties, and are not significant and, therefore, are not included in the table above.

Fair Value Measurements

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:

Level 1 — Quoted market prices for identical instruments traded in active exchange markets.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Company’s estimates of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

3.     FAIR VALUE MEASUREMENTS (Continued)

Fair Value Measurements (Continued)

Assets Recorded at Fair Value

The following tables present information about the Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2009:

Recurring Basis

The Company is required or permitted to record the following assets at fair value on a recurring basis under other accounting pronouncements.

Description	Fair Value	Level 1	Level 2	Level 3
Available-for-sale investment securities:
December 31, 2009	$1,561,658	$—	$1,561,658	$—
December 31, 2008	$1,161,000	$—	$1,161,000	$—

For available-for-sale investment securities, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers, utilizing Level 2 inputs. There were no changes in the valuation techniques used during 2009. Changes in fair market value are recorded in other comprehensive income. There were no recurring assets or liabilities transferred in or out of Level 3 during the years ended December 31, 2009 or 2008.

Non-recurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a non-recurring basis. These include assets that are measured at the lower of cost or market value that were recognized at fair value which was below cost at the reporting date.

Description	Fair Value December 31, 2009	Level 1		Level 2		Level 3	Total Gains (Losses)
Impaired loans	$33,561,000	$		$		$33,561,000	$(9,599,000)
Other real estate	4,649,762					4,649,762	(1,634,600)
Total assets measured at fair value on a non-recurring basis	$38,210,762		$—		$—	$38,210,762	$(11,233,600)

Description	Fair Value December 31, 2008	Level 1		Level 2		Level 3	Total Gains (Losses)
Impaired loans	$20,153,000	$		$		$20,153,000	$(9,625,000)
Other real estate	6,194,799					6,194,799	(35,851)
Total assets measured at fair value on a non-recurring basis	$26,347,799		$—		$—	$26,347,799	$(9,660,851)

The following methods were used to estimate the fair value of each class of assets above:

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

3.     FAIR VALUE MEASUREMENTS (Continued)

Fair Value Measurements (Continued)

The fair value of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the underlying collateral less estimated costs to sell if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During 2009, certain impaired loans were remeasured and reported at fair value through a specific valuation allowance allocation of the allowance for credit losses or through a charge-off recorded through the allowance for credit losses.

Impaired loans with a carrying value of $38,801,000 at December 31, 2009 were reduced by specific valuation allowance allocations totaling $5,240,000 to a total reported fair value of $33,561,000 based on the present value of future cash flows or collateral valuations utilizing Level 3 valuation inputs. Total losses of $9,599,000 represent impairment charges recognized through the provision for credit losses during the year ended December 31, 2009 related to the above impaired loans.

The fair value of other real estate is based on the values obtained through property appraisals, which can include observable and unobservable inputs. Other real estate fair values were categorized as level 3 due to ongoing real estate market conditions resulting in inactive market data, which in turn, required the use of unobservable inputs and assumptions in fair value measurements.

4.	AVAILABLE-FOR-SALE INVESTMENT SECURITIES

The amortized cost and estimated fair value of available-for-sale investment securities at December 31, 2009 and 2008 consisted of the following:

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:
U.S. Government agencies	$1,548,518	$13,140	$—	$1,561,658

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:
U.S. Government agencies	$1,148,456	$12,544	$—	$1,161,000

Unrealized gains on available-for-sale investment securities totaling $13,140 and $12,544 are recorded net of $5,308 and $5,068 in tax expense as accumulated other comprehensive income (loss) within shareholders’ equity at December 31, 2009 and 2008, respectively.

Proceeds from the call or maturity of available-for-sale investment securities during the years ended December 31, 2009 and 2008 were $1,150,000 and $1,300,000, respectively. There were no realized gains or losses on the maturity or call of these securities. There were no calls or maturities of available-for-sale investment securities in 2007. There were no sales of available-for-sale investment securities during the years ended December 31, 2009, 2008 and 2007.

The U.S. Government agency debt securities held at December 31, 2009 are pledged to secure public deposits. Securities with a current fair value of $530,720, $530,469, and $500,469 will mature on November 9, 2011, December 19, 2011 and January 12, 2012, respectively.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

5.	LOANS AND THE ALLOWANCE FOR LOAN LOSSES

Outstanding loans are summarized below:

	December 31,
	2009	2008
Commercial	$43,461,030	$50,781,651
Real estate — residential	69,533,034	47,678,612
Real estate — nonresidential	145,718,979	145,877,630
Real estate — construction	40,793,632	62,319,507
Consumer	5,238,080	5,815,115
	304,744,755	312,472,515

Deferred loan origination fees, net	(5,766)	(98,788)
Allowance for credit losses	(14,387,379)	(12,406,146)
	$290,351,610	$299,967,581

Certain loans were pledged to secure borrowing arrangements (see Note 9).

Changes in the allowance for credit losses were as follows:

	Year Ended December 31,
	2009	2008	2007
Balance, beginning of year	$12,406,146	$3,918,602	$3,373,692
Provision charged to operations	11,115,000	23,900,000	945,000
Losses charged to allowance	(9,482,330)	(15,508,807)	(400,090)
Recoveries of loans previously charged-off	348,563	96,351

Balance, end of year	$14,387,379	$12,406,146	$3,918,602

The recorded investment in loans that were considered to be impaired totaled $58,735,000 and $36,134,000 at December 31, 2009 and 2008, respectively. The related allowance for credit losses for impaired loans was $5,240,000 and $3,433,000 at December 31, 2009 and 2008, respectively. The average recorded investment in impaired loans for the years ended December 31, 2009 and 2008 was $43,578,000 and $13,350,000, respectively. During the years ended December 31, 2009, 2008 and 2007 the Company did not recognize any interest income on a cash basis for impaired loans.

Included in impaired loans are troubled debt restructurings. A troubled debt restructuring is a formal restructure of a loan where the Company for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower. The concessions may be granted in various forms, including reduction in the standard interest rate, reduction in the loan balance or accrued interest, and extension of the maturity date. As of December 31, 2009, the Company has $185,000 in commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructurings.

At December 31, 2009 and 2008, nonaccrual loans totaled $24,882,000 and $27,851,000, respectively. Loans that were past due 90 days or more and still accruing interest totaled $2,396,000 at December 31, 2009. There were no accruing loans past due 90 days or more at December 31, 2008. Interest foregone on nonaccrual loans totaled $1,790,000, $1,024,000 and $278,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Salaries and employee benefits totaling $500,000, $680,417, and $849,608 were deferred as loan origination costs for the years ended December 31, 2009, 2008 and 2007, respectively.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

6.	TRANSFER OF FINANCIAL ASSETS

In October 2009, the Company entered into a mortgage loan purchase and asset sale agreement accounted for as a transfer of financial assets, which included the purchase of a pool of home equity lines of credit (HELOC) and sale of certain nonperforming loans. The Company entered into this transaction with Pointe 2009-H, LLC. This was the first and only business transaction entered into with them. They are an independent third party with no relation to the Company and the transaction was performed at an arm’s length.

The HELOC portfolio was purchased with a fair value of $24,896,000 in exchange for a combination of $2,422,000 in carrying value of certain nonperforming loans and cash of $20,145,000. The principal balance owed of the loans sold included $3,827,000 in real estate construction loans, $2,112,000 in real estate land loans, $118,000 in commercial loans and $157,000 in commercial real estate loans, totaling $6,214,000. The Company recorded charge-offs totaling $3,792,000 through the loan loss reserve to write them down to the estimated fair value of the collateral. These loans were selected because they were all long term workouts with property that would take a substantial protracted period to liquidate and were selected to maximize the Company’s recovery. The legal balance owing as well as the location, value, and type of underlying collateral securing the loan were taken into consideration in the selection process.

Of loans in the purchased HELOC portfolio 52% and 11% are secured by second deeds of trust in California and Washington, respectively. The remaining 37% are secured by second deeds of trust throughout 22 other states in the U.S. At origination, the average loan-to-value was 88% and the borrowers had an average FICO score of 734. None of the loans had evidence of credit deterioration on the date acquired and all of the loans purchased had a history of making payments on time; just prior to entering into the agreement, the borrowers average FICO score had increased to 742.

The net gain from the sale of these assets was approximately $2,818,000. At the closing date, the private equity firm sold without recourse all rights, title and interest in the lines of credit in the related HELOC on a servicing retained basis to the Company where the servicer is entitled to a servicing fee, paid by the Company. The Company transferred, without recourse, all rights, title and interest in the nonperforming loans.

The Company has recognized the financial and servicing assets it controls and the liabilities it has incurred as proceeds of the transfer, derecognized financial assets when control was surrendered, and derecognized liabilities when extinguished. The Company has initially recognized all assets obtained and any liabilities incurred at fair value.

The seller will repurchase, at the discretion of the Company, any loans from the HELOC portfolio that become delinquent 90 days past due during the 36 months following the closing date, up to a total aggregate repurchase amount equal to 5.0% of the total unpaid principal balance at the closing date. In the event that a loan becomes 90 days past due, the seller will provide a replacement loan and the Company may accept or reject any replacement loans at their sole discretion. If the Company rejects the replacement loan, the Company will deduct the repurchase loan price from the default reserve fund. Funds remaining in the default reserve fund, if any, at the end of the 36 months will be returned to the private equity firm. At December 31, 2009 the remaining balance available in the default reserve fund totaled $1,333,000 and had a remaining life of 34 months.

In determining the fair value of the HELOC portfolio, the Company engaged an independent third party to conduct a valuation of the portfolio utilizing valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value. In its analysis, the Company used characteristics that market participants considered factors specific to (a) the asset, (b) the principal (or most advantageous) market for the asset, and (c) market participants with whom the Company would transact in that market. The Company utilized the discounted cash flow model

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

6.     TRANSFER OF FINANCIAL ASSETS (Continued)

to estimate the fair value of the loans using assumptions for the weighted average rate, weighted average maturity and prepayment speed. The discount rates were based on the following assumptions: 1) Alternative Cost of Funds — Estimated weighted alternative cost of funds to fund the portfolio using Federal Home Loan Bank borrowings and time deposits; 2) Credit and Liquidity Premiums — The credit and liquidity premiums for the portfolio were calculated based on the default probabilities and expected losses of the underlying loans and market for portfolios of performing mortgage loans; and 3) Capital Charge — A capital charge was calculated based on a return on capital required for the market participant’s investment to meet incremental regulatory capital requirements. Based on the aforementioned analysis, the Company utilized an estimated discount rate of 6.84%. The Company estimated a constant prepayment rate of 20.0% based on information published in third party periodicals and a weighted average maturity of 83 months based on the weighted average date of the end of the interest only term for the portfolio. These cash flows were discounted to the present value at a rate that reflected both the return requirements and the risk inherent in the specific investment. The Company also applied incremental illiquidity discounts to the performing loans based on similarly rated corporate bonds. The incremental discounts are for additional illiquidity associated with disposition of the performing loans in the market environment in effect when the portfolio was purchased. In addition, the Company estimated the fair value of the default reserve fund based on the present value of the estimated potential losses during the 36 months that the seller agreed to repurchase past due loans. Based on these assumptions, the non-recurring fair value of the portfolio was determined to be 93.38% of par or $24,896,000 as of October 2009.

7.	PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,
	2009	2008
Furniture and equipment	$3,372,877	$3,348,183
Leasehold improvements	1,893,864	1,881,937

	5,266,741	5,230,120

Less accumulated depreciation and amortization	(3,719,614)	(3,157,114)

	$1,547,127	$2,073,006

Depreciation and amortization included in occupancy and equipment expense totaled $617,416, $671,526, and $667,669 for the years ended December 31, 2009, 2008 and 2007, respectively.

8.	INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,
	2009	2008
Savings	$18,287,085	$14,301,394
Money market	65,373,400	55,350,706
NOW accounts	43,801,948	35,155,128
Time, $100,000 or more	44,045,087	35,497,732
Other time	55,000,132	94,235,288

	$226,507,652	$234,540,248

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

8.     INTEREST-BEARING DEPOSITS (Continued)

Aggregate annual maturities of time deposits are as follows:

Year Ending December 31,
2010	$91,252,932
2011	6,621,066
2012	325,908
2013	845,313
$99,045,219

Interest expense recognized on interest-bearing deposits for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	2009	2008	2007
Savings	$66,501	$71,921	$111,526
Money market	640,032	1,328,646	1,658,289
NOW accounts	88,416	99,994	104,584
Time, $100,000 or more	869,538	1,297,071	2,172,450
Other time	1,562,129	2,651,696	2,642,970

	$3,226,616	$5,449,328	$6,689,819

9.	BORROWING ARRANGEMENTS

Federal Home Loan Bank and Federal Reserve Bank Advances and Letter of Credit

As of December 31, 2009, the Company can borrow up to $67,872,000 from the Federal Home Loan Bank (FHLB) secured by commercial, commercial real estate and residential mortgage loans with carrying values totaling $186,482,000. As of December 31, 2009, the Company can borrow up to $922,000 from the Federal Reserve Bank secured by construction and land loans with carrying values totaling $3,115,000. At December 31, 2009 and 2008, the Company had letters of credit from the FHLB totaling $3,500,000 and $5,000,000, respectively, used to guarantee local agency deposits.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

9.     BORROWING ARRANGEMENTS (Continued)

Short-term Borrowings

Short-term borrowings from the FHLB consisted of the following:

December 31, 2009			December 31, 2008
Amount	Rate	Maturity Date	Amount	Rate	Maturity Date
$3,000,000	0.94%	January 2010	$3,000,000	1.83%	January 2009
5,000,000	2.41%	February 2010	3,000,000	0.54%	June 2009
3,000,000	0.63%	March 2010	2,000,000	0.72%	September 2009
3,000,000	0.64%	March 2010
3,000,000	0.79%	June 2010	$8,000,000
3,000,000	0.81%	June 2010
5,000,000	0.56%	October 2010
$25,000,000

Long-term Debt

Long-term debt from the FHLB consisted of the following:

December 31, 2009			December 31, 2008
Amount	Rate	Maturity Date	Amount	Rate	Maturity Date
$5,000,000	2.42%	January 2011	5,000,000	2.41%	February 2010
5,000,000	2.06%	March 2011	5,000,000	2.42%	January 2011
5,000,000	1.20%	October 2011	5,000,000	2.06%	March 2011
$15,000,000			$15,000,000

Lines of Credit

The Company did not have available credit on its unsecured lines of credit with its correspondent banks at December 31, 2009. The Company had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $24,000,000 at December 31, 2008. At December 31, 2008, there were no borrowings outstanding under these arrangements.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

10.	JUNIOR SUBORDINATED DEBENTURES

The following is a summary of the subordinated debentures due to the Company’s subsidiary grantor trusts at December 31, 2009:

Subordinated debentures due to Citizens Bancorp Trust I with interest payable quarterly, based on 3-month LIBOR plus 3.30%, repricing quarterly (3.58% at December 31, 2009), redeemable beginning July 7, 2008, and due July 7, 2033.	$3,093,000

Subordinated debentures due to Citizens Bancorp Trust II with interest payable quarterly, based on 3-month LIBOR plus 2.70%, repricing quarterly (2.98% at December 31, 2008), redeemable beginning July 7, 2009, and due July 7, 2034.	3,093,000

Subordinated debentures due to Citizens Bancorp Trust III with interest payable quarterly, based on 3-month LIBOR plus 1.50%, repricing quarterly (1.78% at December 31, 2008), redeemable beginning October 7, 2010 and due October 7, 2035.	3,093,000

Subordinated debentures due to Citizens Bancorp Trust IV with interest payable quarterly, based on 3-month LIBOR plus 1.65%, repricing quarterly (1.93% at December 31, 2008), beginning July 7, 2011 and due July 7, 2036.	6,186,000
$15,465,000

The Trust Preferred Securities were sold and issued in private transactions pursuant to an exemption from registration under the Securities Act of 1933, as amended. Under applicable regulatory guidance, the subordinated debentures are treated as trust preferred securities and are eligible as Tier 1 capital up to twenty-five percent of the Company’s Tier 1 capital on a pro forma basis. At December 31, 2009, $3,172,000 of the trust preferred securities qualified as Tier 1 capital and $11,828,000 qualified as Tier 2 capital.

The Trusts have the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default on the payment of interest on the Subordinated Debentures. In accordance with the Agreement entered into by the Company, interest payments on the subordinated debentures are subject to prior regulatory approval.

The Company has guaranteed, on a subordinated basis, distributions and other payments due on trust preferred securities totaling $15,000,000 issued by the grantor trusts which have identical maturity, repricing and payment terms as the junior subordinated debentures.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

11.	INCOME TAXES

The provision for (benefit from) income tax for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	Federal	State	Total
2009
Current	$(25,000)	$14,000	$(11,000)
Deferred	(2,003,000)	(712,000)	(2,715,000)
Valuation allowance	6,068,000	3,226,000	9,294,000

Provision for income taxes	$4,040,000	$2,528,000	$6,568,000

2008
Current	$(3,105,000)	$2,000	$(3,103,000)
Deferred	(2,553,000)	(2,006,000)	(4,559,000)

Benefit from income taxes	$(5,658,000)	$(2,004,000)	$(7,662,000)

2007
Current	$1,616,000	$600,000	$2,216,000
Deferred	(343,000)	(145,000)	(488,000)
Provision for income taxes	$1,273,000	$455,000	$1,728,000

Deferred tax assets (liabilities) consisted of the following:

	December 31,
	2009	2008
Deferred tax assets:
Allowance for credit losses	$4,256,000	$3,717,000
Net operating loss carryforward	3,997,000	2,925,000
Future benefit of State income tax deduction	1,000	1,000
Deferred compensation	903,000	1,050,000
Bank premises and equipment	169,000	34,000
Non-accrual loan interest	606,000	11,000
Minimum tax credit	205,000	205,000
Other real estate owned	850,000	200,000
Other	142,000
Total deferred tax assets before valuation allowance	11,129,000	8,143,000
Valuation allowance	(9,294,000)

Total deferred tax assets	1,835,000	8,143,000

Deferred tax liabilities:
Future liability of State taxes	(1,096,000)	(855,000)
Deferred loan costs	(572,000)	(642,000)
Other	(162,000)	(62,000)
Unrealized gain on available-for-sale Investment securities	(5,000)	(5,000)
Total deferred tax liabilities	(1,835,000)	(1,564,000)
Net deferred tax assets	$—	$6,579,000

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

11.     INCOME TAXES (Continued)

As a result of the valuation allowance against the Company’s net deferred tax assets, at December 31, 2009 and 2008, the Company did not have net deferred tax assets.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if based on the available evidence, it is “more likely than not” that such assets will not be realized. “More likely than not” is defined as greater than a 50% chance. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the “more likely than not” realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with loss carryforwards not expiring unused and tax planning alternatives.

Based upon all available evidence, inclusive of the accumulative deficit position of the Company, a valuation allowance was recorded against all of the Company’s net deferred tax assets during the year ended December 31, 2009. In future periods, the valuation allowance will be reviewed and benefits will be recognized when sufficient evidence indicating that it is “more likely than not” that a portion or all deferred tax assets are determined to be realizable.

The Company has federal and State net operating loss carryforwards of $6,718,000 and $15,801,000, respectively. Federal and state net operating loss carryforwards may be carried forward up to 20 years to offset future taxable income and begin to expire in 2028.

The income tax provision (benefit) differs from amounts computed by applying the statutory Federal income tax rates to operating (loss) income before income taxes. The significant items comprising these differences consisted of the following:

	Year Ended December 31,
	2009		2008		2007
	Amount	Rate %	Amount	Rate %	Amount	Rate %
Federal income tax expense, at statutory rate	$(2,234,462)	(34.0)	$(6,226,554)	(34.0)	$1,466,261	34.0
State franchise tax, net of Federal tax effect	(460,349)	(7.0)	(1,322,904)	(7.2)	308,536	7.2
Net increase in cash surrender value of bank-owned life insurance	(70,947)	(1.1)	(70,498)	(0.3)	(90,624)	(2.1)
Tax credit from investment in Q-ZAB financial instrument	(10,846)	(0.2)	(10,846)	(0.1)	(4,998)	(0.1)
Valuation allowance	9,294,000	141.4
Other	50,604	0.8	(31,198)	(0.2)	48,825	1.0
Income tax provision (benefit) and effective tax rate	$6,568,000	99.9	$(7,662,000)	(41.8)	$1,728,000	40.0

The Company and its subsidiary file income tax returns in the U.S. federal and California jurisdictions. There are currently no pending U.S. federal or state income tax or non-U.S. income tax examinations by tax authorities.

With few exceptions, the Company is no longer subject to tax examinations by U.S. Federal taxing authorities for years ended before December 31, 2006, and by state and local taxing authorities for years ended before December 31, 2005.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

11.     INCOME TAXES (Continued)

As of December 31, 2009 there were no unrecognized tax benefits or interest and penalties accrued by the Company.

12.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Bank leases its branch offices, administration office and various equipment under noncancelable operating leases. These leases expire on various dates through 2017 and have various renewal options ranging from three to ten years.

Future minimum lease payments are as follows:

Year Ending December 31,
2010	$582,372
2011	279,294
2012	174,607
2013	130,493
2014	81,917
Thereafter	131,928
$1,380,611

Rental expense included in occupancy and equipment expense totaled $585,187, $574,244 and $552,262 for the years ended December 31, 2009, 2008 and 2007, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit, standby letters of credit and guarantees of credit cards issued by other banks to the Bank’s customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit, standby letters of credit and guarantees of credit cards is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments, letters of credit and guarantees of credit cards as it does for loans included on the consolidated balance sheet.

The following financial instruments represent off-balance-sheet credit risk:

	December 31,
	2009	2008
Commitments to extend credit	$60,829,000	$89,410,000
Standby letters of credit	$1,109,000	$1,415,000
Guarantees of credit cards issued by other banks	$1,330,000	$1,216,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

12.     COMMITMENTS AND CONTINGENCIES (Continued)

Financial Instruments With Off-Balance-Sheet Risk (Continued)

amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, and deeds of trust on land, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2009 or 2008. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

The Company has guaranteed certain credit cards that were issued by other banks. The guaranteed credit cards are issued to customers of the Bank. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Losses on guaranteed credit cards were not material for the years ended December 31, 2009, 2008 and 2007.

At December 31, 2009, commercial loan commitments represent approximately 33% of total commitments and are generally secured by accounts receivable and inventory. Real estate loan commitments represent approximately 65% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. Unsecured personal credit line commitments represent the remaining 2% of total commitments. In addition, the majority of the Bank’s loan commitments have variable interest rates.

Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction and development, commercial and consumer loans to customers in Northern California. Although the Company has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. However, personal and business income represent the primary source of repayment for a majority of these loans.

In management’s judgment, a concentration existed in real-estate related loans. Approximately 84% and 81% of the Company’s loans were real-estate related at December 31, 2009 and 2008, respectively.

Although the Company has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. A substantial decline in the performance of the economy in general or the continued decline in real estate values in the Company’s primary market area, in particular, could have a continued adverse impact on collectibility, increase the level of real-estate related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the financial condition of the Company.

Correspondent Banking Agreements

The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Those insured financial institutions have elected to participate in the FDIC sponsored Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC’s general deposit insurance rules. Uninsured deposits totaled $86,000 at December 31, 2009.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

12.     COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

13.	SHAREHOLDERS’ EQUITY

Common Stock Issued

In December 2009, the Company issued 394,109 shares of common stock for net proceeds of $1,559,034 in a private placement stock sale. A majority of the funds were raised from directors, officers and other charter members of the Board.

Stock Dividends

There were no stock dividends declared in 2009. On May 19, 2008, and May 8, 2007, the Board of Directors declared a 5% stock dividend payable on June 19, 2008 and June 5, 2007, respectively, to shareholders of record on June 5, 2008 and May 22, 2007, respectively. All per share and stock option data in the consolidated financial statements have been retroactively restated to reflect the stock dividends.

Dividend Restrictions

The Company’s ability to pay cash dividends is dependent on dividends paid to it by the Bank and limited by California corporation law. Under California law, the holders of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available, subject to certain restrictions. In addition, the Agreements entered into in 2010 require the Company and the Bank to obtain approval prior to paying any dividends.

The California General Corporation Law prohibits the Company from paying dividends on its stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend, the sum of the Company’s assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities. In addition, the Company’s ability to pay dividends is subject to certain covenants contained in the indentures relating to the Trust Preferred Securities issued by the business trusts. As of December 31, 2009, the Company could not provide for any dividend distributions on its common stock.

Dividends from the Bank to the Company are restricted under California law to the lesser of the Bank’s retained earnings or the Bank’s net income for the latest three fiscal years, less dividends previously declared during that period, or, with the approval of the Department of Financial Institutions, to the greater of the retained earnings of the Bank, the net income of the Bank for its last fiscal year, or the net income of the Bank for its current fiscal year. As of December 31, 2009, the Bank could not provide for any dividend distributions to the Company.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

13.     SHAREHOLDERS’ EQUITY (Continued)

Earnings (Loss) Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share computations is as follows:

For the Year Ended	Net (Loss) Income Available to Common Shareholders	Weighted Average Number of Shares Outstanding	Per Share Amount
December 31, 2009
Basic loss per share	$(13,467,518)	1,920,300	$(7.01)
December 31, 2008
Basic loss per share	$(10,651,395)	1,915,117	$(5.56)
December 31, 2007
Basic earnings per share	$2,584,532	1,911,897	$1.35
Effect of dilutive stock options		44,698
Diluted earnings per share	$2,584,532	1,956,595	$1.32

Shares of common stock issuable under stock options for which the exercise prices were greater than the average market prices were not included in the computation of diluted earnings per share due to their antidilutive effect. Such shares totaled 67,082, 123,062 and 9,923 for the years ended December 31, 2009, 2008 and 2007, respectively. Basic earnings per share are not adjusted for potential dilution when a net loss occurs because the conversion of potential common stock is anti-dilutive.

Stock Options

In 2006 and 1995, the Company established stock option plans for which 661,689 shares of common stock remain reserved for issuance to employees and directors under incentive and nonstatutory agreements as of December 31, 2009. The plans require that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid for in full at the time the option is exercised. Payment in full for the option price must be made in cash or with Company common stock previously acquired by the optionee and held by the optionee for a period of at least six months. All options expire on a date determined by the Board of Directors, but not later than ten years from the date of grant. Options vest ratably over a four to five year period. Outstanding options under the 1995 plan are exercisable until their expiration; however, no new options will be granted under this plan as the plan expired during 2005. The plans do not provide for the settlement of awards in cash and new shares are issued upon the exercise of options.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

13.     SHAREHOLDERS’ EQUITY (Continued)

Stock Options (Continued)

A summary of the activity within the plan follows:

	2009		2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	123,062	$14.30	130,598	$13.93	132,732	$13.73
Options granted					3,307	$21.59
Options exercised			(3,039)	$6.83	(2,963)	$11.24
Options canceled	(55,980)	$15.34	(4,497)	$9.71	(2,478)	$15.71
Options outstanding, end of year	67,082	$13.43	123,062	$14.30	130,598	$13.93
Options exercisable, end of year	67,082	$13.43	118,432	$14.01	114,939	$13.43

Options outstanding and options exercisable at December 31, 2009 had no intrinsic value, and a weighted average remaining contractual term of 3.0 years. As of December 31, 2009 all options outstanding were exercisable.

A summary of options outstanding at December 31, 2009 follows:

Range of Exercise Prices	Number of Options Outstanding December 31, 2009	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2009
$11.19 to $11.49	20,873	0.8 years	20,873
$11.50 to $14.99	20,925	2.9 years	20,925
$15.00 to $15.72	25,284	5.0 years	25,284
	67,082		67,082

As of December 31, 2009, there was no unrecognized compensation cost related to share-based compensation arrangements granted under the Plans.

The total fair value of options vested was $15,711, $77,900 and $92,220 for the years ended December 31, 2009, 2008 and 2007, respectively.

There were no options exercised for the year ended December 31, 2009. The total intrinsic value of options at the time of exercise was $17,741 and $25,620 for the years ended December 31, 2008 and 2007, respectively. Cash received from the exercise of options for the years ended December 31, 2008 and 2007 was $20,750 and $33,299, respectively. For the years ended December 31, 2008 and 2007, there were no tax benefits realized from the exercise of stock options.

Preferred Stock

On December 23, 2008, the Company entered into a Letter Agreement (the “Purchase Agreement”) with the United States Department of the Treasury (“Treasury”), pursuant to which the Company issued and sold (i) 10,400 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) for a purchase price of $10,400,000 and (ii) a Warrant to purchase 520.0052 shares

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

13.     SHAREHOLDERS’ EQUITY (Continued)

Preferred Stock (Continued)

of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, (the “Series B Preferred Stock”) for $.01 per share for an aggregate purchase price of $5.20. The Treasury exercised the Warrant immediately upon issuance in a cashless exercise resulting in 520 shares of Series B Preferred Stock. The Series A and Series B Preferred Stock each have a liquidation preference of $1,000 per share. Proceeds from the issuance of the Series A Preferred Stock were recorded net of $31,119 in issuance costs.

The Series A Preferred Stock qualifies as Tier 1 capital and will pay cumulative dividends quarterly at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock will pay cumulative dividends at a rate of 9% per annum until redemption. Either series may be redeemed by the Company, with regulatory approval, at any time; however, the Series B Preferred Stock may not be redeemed until after all the Series A Preferred Stock has been redeemed. Dividends were paid through May 2009; dividends in arrears, which are not accrued for financial reporting purposes since they have not been declared by the Company, amounted to $283,400 at December 31, 2009. In accordance with the regulatory Agreement entered into by the Company, payment of dividends by the Company is subject to prior regulatory approval.

The Series A and Series B Preferred Stock were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Neither the Series A nor Series B Preferred Stock will be subject to any contractual restrictions on transfer, except that the Treasury and its transferees shall not effect any transfer of the Preferred Stock which would require the Company to become subject to the periodic reporting requirements of Section 13 or 15(d) of the Exchange Act.

The Series A and Series B Preferred Stock are non-voting, other than class voting rights on (i) any authorization or issuance of shares ranking senior to the Series A and Series B Preferred Stock, (ii) any amendment to the rights of the Series A and Series B Preferred Stock, or (iii) any merger, exchange or similar transaction which would adversely affect the rights of the Series A and Series B Preferred Stock.

If dividends on the Series A and the Series B Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the holders of the Series A Preferred and Series B Preferred Stock will have the right to elect 2 directors. The right to elect directors will end when full dividends have been paid for all prior dividend periods. The Company was unable to pay the dividends due in August and December 2009 as a result of the restriction in the California General Corporation Law.

In the Purchase Agreement, the Company agreed that, until such time as the Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Purchase Agreement, the Company will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111(b) of the Emergency Economic Stabilization Act of 2008 (the “EESA”) as implemented by any guidance or regulation under the EESA that has been issued and is in effect as of the date of issuance of the Series A and Series B Preferred Stock, and has agreed to not adopt any benefit plans with respect to, or which covers, its senior executive officers that do not comply with the EESA, and the applicable executives have consented to the foregoing. Furthermore, the Purchase Agreement allows the Treasury to unilaterally amend the terms of the agreement.

With respect to dividends on the Company’s common stock, the Treasury’s consent is required for any increase in common dividends per share until the third anniversary of the date of its investment unless prior to such third anniversary the Series A and the Series B Preferred Stock are redeemed in whole or the Treasury has transferred all of the Series A and Series B Preferred Stock to third parties.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

13.     SHAREHOLDERS’ EQUITY (Continued)

Preferred Stock (Continued)

The Company recorded a discount on the Series A Preferred Stock at approximately the liquidation preference of the Series B Preferred Stock. The discount recorded on the Series A Preferred Stock will be amortized on the level-yield method over five years.

Regulatory Capital

The Company and the Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.

Under capital adequacy guidelines, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets be maintained. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Consent Order entered into by the Bank in February 2010 (see Note 2), requires the Bank to maintain a Tier 1 capital to average assets (Leverage) ratio equal to or greater than 9% by July 11, 2010.

	December 31,
	2009		2008
	Amount	Ratio	Amount	Ratio
Leverage Ratio
Citizens Bancorp and Subsidiary	$12,669,000	3.3%	$19,611,000	5.5%
Minimum regulatory requirement	$15.525,000	4.0%	$14,159,000	4.0%
Citizens Bank of Northern California	$23,610,000	6.1%	$28,121,000	7.8%
Minimum requirement for “Well-Capitalized” institution under prompt corrective action provisions	$19,390,000	5.0%	$18,032,000	5.0%
Minimum regulatory requirement	$15,512,000	4.0%	$14,425,000	4.0%

Tier 1 Risk-Based Capital Ratio
Citizens Bancorp and Subsidiary	$12,669,000	4.1%	$19,611,000	5.9%
Minimum regulatory requirement	$12,362,000	4.0%	$13,361,000	4.0%
Citizens Bank of Northern California	$23,610,000	7.7%	$28,121,000	8.4%
Minimum requirement for “Well-Capitalized” institution under prompt corrective action provisions	$18,523,000	6.0%	$20,002,000	6.0%
Minimum regulatory requirement	$12,349,000	4.0%	$13,335,000	4.0%

Total Risk-Based Capital Ratio
Citizens Bancorp and Subsidiary	$28,492,000	9.2%	$33,990,000	10.2%
Minimum regulatory requirement	$24,723,000	8.0%	$26,722,000	8.0%
Citizens Bank of Northern California	$27,601,000	8.9%	$32,392,000	9.7%
Minimum requirement for “Well-Capitalized” institution under prompt corrective action provisions	$30,872,000	10.0%	$33,336,000	10.0%
Minimum regulatory requirement	$24,698,000	8.0%	$26,669,000	8.0%

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

14.	BENEFIT PLANS AND AGREEMENTS

Profit Sharing 401(k) Plan

The Company has adopted the Citizens Bank of Northern California Profit Sharing 401(k) Plan. All employees 21 years of age or older with three months of service are eligible to participate in the plan. Eligible employees may elect to make tax deferred contributions of their salary up to the maximum amount allowed by law. The Company may make additional contributions to the plan at the discretion of the Board of Directors. Company contributions vest at a rate of 20% annually, after one year of service. There were no Company contributions during the year ended December 31, 2009. Company contributions for the years ended December 31, 2008 and 2007 were $83,890 and $82,237, respectively.

Compensation Agreements and Retirement Programs

The Bank adopted a deferred compensation program in 1998 for three of the members of the Board of Directors and salary continuation programs for three key executives. In 2006, the Bank adopted salary contribution programs for eight other key officers. Under these programs, the directors, executives, and other officers or designated beneficiaries, will receive monthly payments for ten to fifteen years, respectively, after retirement or death. Under the deferred compensation program, eligible participants may elect to defer some or all of their current director fees. Deferred amounts earn interest at an annual rate equal to the prime rate of interest, as published in the Wall Street Journal on the business day on or before July 1 of the Program Year, plus one-half percent (3.75% at December 31, 2009).

The Bank adopted a retirement program for members of the Board of Directors in 2001. Under the retirement program, the directors receive lifetime benefits or, in the event of death, their beneficiaries will receive the proceeds from split-dollar life insurance policies purchased by the Bank on the lives of the directors. Under the salary continuation agreements and retirement programs, the estimated present value of these future benefits is accrued as an expense over the period from the effective dates of the agreements and programs until the expected retirement dates. For the year ended December 31, 2009, the Company reversed the liabilities recorded under these agreements and programs for employees who were terminated prior to their retirement date and recognized a net benefit of $344,700. The expense recognized under these agreements and programs for the years ended December 31, 2008 and 2007 totaled $564,672 and $466,503, respectively. Accrued compensation payable under the salary continuation plan totaled $952,829 and $1,404,535 at December 31, 2009 and 2008, respectively. On January 1, 2008 the Company adopted EITF 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsed Split-Dollar Life Insurance Arrangements and recorded a liability of $98,397 for the future benefits or premiums to be provided to the participants with a corresponding reduction as a cumulative-effect adjustment to retained earnings.

Benefits under these agreements and programs are substantially equivalent to amounts available under insurance policies purchased by the Bank on the lives of the directors, executives, and other key officers. The cash surrender values of these policies totaled $6,115,775 and $5,907,107 at December 31, 2009 and 2008, respectively. Income earned on these policies, net of expenses, totaled $208,668, $207,348 and $220,206 for the years ended December 31, 2009, 2008 and 2007, respectively.

15.	RELATED PARTY TRANSACTIONS

During the normal course of business, the Bank enters into transactions with related parties, including Directors and officers. These transactions include borrowings from the Bank with substantially the same terms, including rates and collateral, as loans to unrelated parties.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

15.     RELATED PARTY TRANSACTIONS (Continued)

The following is a summary of the aggregate activity involving related party borrowers during 2009:

Balance, January 1, 2009	$11,217,000
Disbursements	723,000
Amounts repaid	(512,000)
Balance, December 31, 2009	$11,428,000
Undisbursed commitments to related parties, December 31, 2009	$420,000

During 2008 and 2007 the Company leased an administrative office from an entity associated with a Director. Lease payments totaling $123,100 and $119,050 were made to this entity during the years ended December 31, 2008 and 2007, respectively.

16.	OTHER EXPENSES

Other expenses consisted of the following:

	Year Ended December 31,
	2009	2008	2007
Regulatory assessments	$1,162,270	$279,815	$191,868
Outsourced data processing	1,031,785	968,693	850,516
Legal and accounting	596,227	283,496	213,586
Other real estate owned expenses	368,332	444,323
Miscellaneous loan expenses	322,856	221,109	96,112
Director compensation and retirement	267,131	357,456	294,456
Consulting fees	264,369	86,152	49,196
Postage and courier	244,752	242,379	180,296
Telephone	238,119	241,281	215,823
Advertising and marketing	223,045	296,090	330,090
Stationery and supplies	192,533	216,784	269,079
Other operating expenses	642,682	766,282	707,516
	$5,554,101	$4,403,860	$3,398,538

17.	COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is reported in addition to net income (loss) for all periods presented. Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income (loss). Unrealized gains and losses on the Company’s available-for-sale investment securities are included in other comprehensive income (loss). Total comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the statement of changes in shareholders’ equity.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

17.     COMPREHENSIVE INCOME (LOSS) (Continued)

At December 31, 2009, 2008 and 2007, the Company held securities classified as available-for-sale which had unrealized gains and losses as follows:

	Before Tax	Tax (Expense) Benefit	After Tax
For the Year Ended December 31, 2009
Other comprehensive income:
Unrealized holding gains	$595	$(239)	$356

For the Year Ended December 31, 2008
Other comprehensive income:
Unrealized holding gains	$16,662	$(6,777)	$9,885

For the Year Ended December 31, 2007
Other comprehensive income:
Unrealized holding gains	$20,882	$(8,291)	$12,591

18.	PARENT ONLY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEET
December 31, 2009 and 2008

	2009	2008
ASSETS
Cash and cash equivalents	$983,985	$1,524,830
Investment in bank subsidiary	23,617,530	34,705,728
Other assets	467,922	897,622
Total assets	$25,069,437	$37,128,180

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	$99,605	$367,232
Junior subordinated debentures	15,465,000	15,465,000
Total liabilities	15,564,605	15,832,232
Shareholders’ equity:
Preferred stock — Series A	9,952,881	9,848,881
Preferred stock — Series B	520,000	520,000
Common stock	15,945,833	14,373,787
Accumulated deficit	(16,921,714)	(3,454,196)
Accumulated other comprehensive income, net of taxes	7,832	7,476
Total shareholders’ equity	9,504,832	21,295,948
Total liabilities and shareholders’ equity	$25,069,437	$37,128,180

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

18.      PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENT OF OPERATIONS
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Income:
Earnings from investment in Citizens Bancorp Trust I, Trust II, Trust III and Trust IV	$14,080	$26,393	$37,521
Interest on money market account	13,107	4,201	10,372
Total income	27,187	30,594	47,893
Expenses:
Interest on junior subordinated debentures	468,939	928,259	1,175,452
Other expenses	196,630	134,389	131,851
Total expenses	665,569	1,062,648	1,307,303
Loss before equity in undistributed (loss) income of subsidiary	(638,382)	(1,032,054)	(1,259,410)
Equity in undistributed (loss) income of subsidiary	(12,501,565)	(10,043,341)	3,321,317
(Loss) income before income taxes	(13,139,947)	(11,075,395)	2,061,907
Benefit from income taxes		(424,000)	(522,625)
Net (loss) income	(13,139,947)	(10,651,395)	2,584,532
Dividends and discount accretion on preferred stock	(327,571)
Net (loss) income applicable to common shareholders	$(13,467,518)	$(10,651,395)	$2,584,532

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

19.	PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities:
Net (loss) income	$(13,139,947)	$(10,651,395)	$2,584,532
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Net loss (income) of subsidiary	12,501,565	10,043,341	(3,321,317)
Stock-based compensation expense	13,012	77,900	92,220
Decrease (increase) in other assets	416,688	39,874	(70,225)
(Decrease) increase in other liabilities	(267,626)	105,154	(11,768)
Net cash used in operating activities	(476,308)	(385,126)	(726,558)
Cash flows used in investing activities:
Investment in Bank subsidiary	(1,400,000)	(9,000,000)
Cash flows from financing activities:
Proceeds from the issuance of preferred stock		10,368,881
Dividends paid on preferred stock	(223,571)
Cash paid for fractional shares		(3,900)	(5,424)
Proceeds from issuance of common stock	1,559,034
Proceeds from the exercise of stock options		20,744	24,093
Net cash provided by financing activities	1,335,463	10,385,725	18,669
(Decrease) increase in cash and cash equivalents	(540,845)	1,000,599	(707,889)
Cash and cash equivalents at beginning of year	1,524,830	524,231	1,232,120
Cash and cash equivalents at end of year	$983,985	$1,524,830	$524,231
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$636,457	$929,014	$1,188,700
Non-cash investing activities:
Net change in unrealized gains on available-for-sale investment securities	$595	$16,662	$20,882

CITIZENS BANCORP AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)

	September 30, 2010	December 31, 2009
ASSETS
Cash and due from banks	$5,770,254	$6,413,965
Interest-bearing deposits due from banks	37,117,784	55,420,753

Cash and cash equivalents	42,888,038	61,834,718
Time deposits in other banks	17,278,000	100,000
Available-for-sale investment securities	10,543,007	1,561,658
Loans held for sale	2,815,140	—
Portfolio loans, less allowance for credit losses of $14,485,613 at September 30, 2010 and $14,387,379 at December 31, 2009	264,074,447	290,351,610
Premises and equipment, net	1,235,199	1,547,127
Cash surrender value of bank-owned life insurance	6,173,938	6,115,775
Other real estate owned	6,726,516	4,649,762
Accrued interest receivable and other assets	5,758,317	4,897,222

Total assets	$357,492,602	$371,057,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$83,822,035	$76,123,629
Interest-bearing	199,207,484	226,507,652

Total deposits	283,029,519	302,631,281
Short-term borrowings	38,566,500	25,000,000
Long-term debt	10,000,000	15,000,000
Junior subordinated debentures	15,465,000	15,465,000
Accrued interest payable and other liabilities	5,294,004	3,456,759

Total liabilities	352,355,023	361,553,040

Commitments and contingencies

Shareholders’ equity:
Serial preferred stock — 2,500,000 shares authorized
Series A preferred stock; 10,400 shares outstanding at September 30, 2010 and December 31, 2009	10,030,881	9,952,881
Series B preferred stock; 520 shares outstanding at September 30, 2010 and December 31, 2009	520,000	520,000
Common stock — no par value; 20,000,000 shares authorized; 2,335,090 shares outstanding at September 30, 2010 and 2,310,090 shares outstanding at December 31, 2009	16,040,020	15,945,833
Accumulated deficit	(21,448,634)	(16,921,714)
Accumulated other comprehensive (loss) income, net of taxes	(4,688)	7,832

Total shareholders’ equity	5,137,579	9,504,832

Total liabilities and shareholders’ equity	$357,492,602	$371,057,872

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Interest income:
Interest and fees on loans	$3,895,384	$4,627,668	$12,297,524	$14,201,171
Interest on investment securities:
Taxable	55,301	7,034	91,294	32,302
Tax exempt	—	265	—	265
Interest on Federal funds sold	—	179	—	8,429
Interest on deposits in banks	47,170	11,782	68,267	11,912
Total interest income	3,997,855	4,646,928	12,457,085	14,254,079
Interest expense:
Interest expense on deposits	356,258	746,575	1,188,122	2,605,480
Interest on borrowings	120,079	119,843	347,568	335,347
Interest on junior subordinated debentures	106,243	107,099	295,717	371,705
Total interest expense	582,580	973,517	1,831,407	3,312,532
Net interest income before provision for credit losses	3,415,275	3,673,411	10,625,678	10,941,547
Provision for credit losses	400,000	400,000	7,900,000	3,900,000
Net interest income after provision for credit losses	3,015,275	3,273,411	2,725,678	7,041,547
Non-interest income:
Service charges	363,508	340,947	1,076,486	1,013,137
Broker fee income	83,465	188,894	244,907	514,627
Gain on sale of securities	120,004	—	120,004	—
Other income	60,898	64,315	278,818	188,463
Total non-interest income	627,875	594,156	1,720,215	1,716,227
Non-interest expenses:
Salaries and employee benefits	1,447,704	1,203,155	4,064,214	3,533,919
Occupancy and equipment	406,850	453,618	1,254,745	1,328,809
Loss on sale/writedown of other real estate owned	645,557	45,703	1,003,797	1,946,969
Other expenses	1,102,440	1,511,814	2,572,057	4,289,132
Total non-interest expenses	3,602,551	3,214,290	8,894,813	11,098,829
Income (loss) before income taxes	40,599	653,277	(4,448,920)	(2,341,055)
Provision for (benefit from) income taxes	—	263,917	—	(945,763)
Net income (loss)	40,599	389,360	(4,448,920)	(1,395,292)
Dividends and discount accretion on preferred stock	(26,000)	(26,000)	(78,000)	(301,571)
Net income (loss) applicable to common shareholders	$14,599	$363,360	$(4,526,920)	$(1,696,863)
Basic earnings (loss) per share	$0.01	$0.19	$(1.95)	$(0.89)
Diluted earnings (loss) per share	$0.01	$0.19	$(1.95)	$(0.89)

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Nine Months Ended September 30, 2009
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Accumulated Deficit	Accumulated Other Comprehensive Income, Net of Taxes	Total Shareholders’ Equity
Balance, January 1, 2009	10,920	$10,368,881	1,915,981	$14,373,787	$(3,454,196)	$7,476	$21,295,948
Net loss					(1,395,292)		(1,395,292)
Other comprehensive income, net of tax:
Net change in unrealized gains on available-for-sale investment securities						429	429
Total comprehensive loss							(1,394,863)
Dividends declared and paid on preferred stock					(223,571)		(223,571)
Amortization of preferred stock discount		78,000			(78,000)		—
Stock-based compensation expense				14,024			14,024
Balance, September 30, 2009	10,920	$10,446,881	1,915,981	$14,387,811	$(5,151,059)	$7,905	$19,691,538

(Continued)

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited) (Continued)

	Nine Months Ended September 30, 2010
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Accumulated Deficit	Accumulated Other Comprehensive Income, Net of Taxes	Total Shareholders’ Equity
Balance, January 1, 2010	10,920	$10,472,881	2,310,090	$15,945,833	$(16,921,714)	$7,832	$9,504,832
Net loss					(4,448,920)		(4,448,920)
Other comprehensive loss, net of tax:
Net change in unrealized gains on available-for-sale investment securities						(12,520)	(12,520)
Total comprehensive loss							(4,461,440)
Issuance of common stock, net of issuance costs			25,000	94,187			94,187
Amortization of preferred stock discount		78,000			(78,000)		—
Balance, September 30, 2010	10,920	$10,550,881	2,335,090	$16,040,020	$(21,448,634)	$(4,688)	$5,137,579

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30, 2010	September 30, 2009
Cash flows from operating activities:
Net loss	$(4,448,920)	$(1,395,292)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock-based compensation expense	—	14,024
Provision for credit losses	7,900,000	3,900,000
Valuation allowance on other real estate owned (OREO)	1,042,550	1,719,707
(Gain) loss on sale of OREO	(38,158)	227,261
Proceeds from secured borrowings	3,110,167	—
Loans originated for sale	(1,237,500)
Depreciation and amortization	386,972	475,529
Accretion on investment securities	22,739	12,379
Gain on sale of available-for-sale (AFS) investment securities	(120,004)	—
Increase in deferred loan origination fees, net	94,119	128,321
Increase in cash surrender value of bank-owned life insurance	(58,163)	(156,501)
Increase in accrued interest receivable and other assets	(3,997,373)	(243,091)
Increase (decrease) in accrued interest payable and other liabilities	1,845,731	(351,677)
Net cash provided by operating activities	4,502,160	4,330,660
Cash flows from investing activities:
Net increase in time deposits in other banks	(17,178,000)	—
Purchase of AFS investment securities	(13,517,049)	(1,568,903)
Proceeds from sale of AFS investment securities	4,011,796	—
Proceeds from matured or called AFS investment securities	500,000	1,150,000
Principal payments received on MBS securities	100,163	—
Proceeds from sale of OREO	308,604	3,438,294
Investment in OREO	—	(385,218)
Net decrease in loans	13,315,654	2,580,504
Purchase of premises and equipment	(75,044)	(74,679)
Principal payments received on tax credit instrument	26,111	26,112
Net cash (used in) provided by investing activities	(12,507,765)	5,166,110
Cash flows from financing activities:
Net increase in demand, interest-bearing demand and savings deposits	1,142,761	26,931,264
Net decrease in time deposits	(20,744,523)	(7,764,820)
Dividends paid on preferred stock	—	(223,571)
Net change in short-term borrowings	13,566,500	12,000,000
Net change in long-term debt	(5,000,000)	(5,000,000)
Proceeds from issuance of common stock	94,187	—
Net cash (used in) provided by financing activities	(10,941,075)	25,942,873
(Decrease) increase in cash and cash equivalents	(18,946,680)	35,439,643
Cash and cash equivalents at beginning of period	61,834,718	32,728,610
Cash and cash equivalents at end of period	$42,888,038	$68,168,253
Non-cash investing activities:
Real estate acquired through foreclosure	$3,389,750	$5,292,704
Amortization of preferred stock discount	$78,000	$78,000
Loans reclassified to held for sale	$1,577,640	$—

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BASIS OF PRESENTATION

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the consolidated financial position of Citizens Bancorp (the “Company”) and the results of operations and cash flows for the periods indicated in conformity with accounting principles generally accepted in the United States of America.

Certain disclosures normally presented in the notes to the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The Company believes that the disclosures are adequate to make the information not misleading. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2009. The results of operations for the three and nine-month periods ended September 30, 2010 may not necessarily be indicative of the operating results for the full year.

The Company’s recurring losses have resulted in significant deterioration to shareholders’ equity and regulatory capital. These recurring losses raise concern about the Company’s ability to continue as a going concern. Management is actively pursuing new ventures to increase revenues. In addition, the Company is currently seeking additional sources of capital. The Company is dependent upon its ability to secure sufficient equity and there are no assurances that the Company will be successful.

In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan and lease losses, the provision for taxes and the estimated fair value of other real estate owned. The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company’s ability to continue as a going concern. The financial statements also do not include any adjustments relating to the recoverability and classification of recorded amounts of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has determined that since all of the banking products and services offered by the Company are available in each branch of Citizens Bank of Northern California (the “Bank”), all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment. No customer accounts for more than 10 percent of revenues for the Company or the Bank.

2.	REGULATORY MATTERS

In February 2010, the Company and the Bank entered into formal Agreements with their respective regulators arising out of issues identified during the Bank’s routine examinations in May 2009. These Agreements, which include a “Consent Order” entered into by the Bank, provide that the Company and Bank will continue to take actions to strengthen and restore the Bank’s financial condition and operations. However, the Agreements do not impose penalties or fines on the Company or the Bank. Specifically, the Consent Order commits the Bank to developing and implementing a capital plan that will result in, and thereafter maintain, a Tier 1 capital to average assets (Leverage) ratio equal to or greater than 9% by July 11, 2010, improve earnings, improve asset quality within specific time intervals, and enhance compliance oversight and training. In addition, the Agreements require the Company and the Bank to obtain approval prior to paying any dividends or principal and interest on the junior subordinated debentures. Failure to comply with the articles of these Agreements could subject the Company or the Bank to additional

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

2.     REGULATORY MATTERS (Continued)

enforcement action and could have a material adverse effect on their business, financial condition and results of operations.

In June 2010, the regulators completed a full examination of the Bank. The regulators also refused to grant the Bank’s request for an extension of the July deadline to achieve the Capital Requirement of the Order.

The Company and the Bank believe that the regulators may take further enforcement action including the possible modification of the Order.

The regulatory capital guidelines as well as the actual capital ratios for the Company and the Bank as of September 30, 2010 are as follows:

	CITIZENS BANCORP AND SUBSIDIARIES		CITIZENS BANK
	Minimum Regulatory Requirement	Actual Capital Ratio	Minimum Regulatory Requirement		Minimum Regulatory Requirement for “Well Capitalized” Institution	Actual Capital Ratio
Leverage Ratio	4.0%	2.0%	4.0	%(1)	5.0%	5.7%
Tier 1 Risk-Based Ratio	4.0%	2.4%	4.0%		6.0%	7.0%
Total Risk-Based Ratio	8.0%	8.5%	8.0%		10.0%	8.3%

(1)	The Order entered into by the Bank in February 2010, requires the Bank to maintain a Tier 1 capital to average assets (Leverage) ratio equal to or greater than 9% by July 2010. The Bank was unable to meet the deadline to increase the leverage ratio to 9%.

3.	FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$5,770,254	$5,770,254	$6,413,965	$6,413,965
Interest-bearing deposits due from banks	37,117,784	37,117,784	55,420,753	55,420,753
Time deposits in other banks	17,278,000	17,490,850	100,000	100,000
Available-for-sale investment securities	10,543,007	10,543,007	1,561,658	1,561,658
Portfolio loans, net	264,074,447	249,234,778	290,351,610	275,454,564
Loans held for sale	2,815,140	3,110,167	—	—
Cash surrender value of bank-owned life insurance	6,173,938	6,173,938	6,115,775	6,115,775
FHLB stock	2,282,700	2,282,700	1,880,000	1,880,000
Tax credit instrument	—	—	26,111	26,111
Accrued interest receivable	1,922,573	1,922,573	1,953,281	1,953,281

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

3.     FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Financial Instruments (Continued)

	September 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Deposits	$283,029,519	$282,152,889	$302,631,281	$302,144,383
Short-term borrowings	38,566,500	38,566,500	25,000,000	25,000,000
Long-term debt	10,000,000	10,103,624	15,000,000	15,024,824
Junior subordinated debentures	15,465,000	7,129,549	15,465,000	5,780,673
Accrued interest payable	243,880	243,880	232,988	232,988

These estimates do not reflect any premium or discount that could result from offering the Company’s entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by management to estimate the fair value of its financial instruments at September 30, 2010 and December 31, 2009:

Cash and cash equivalents: For cash and due from banks and Federal funds sold, the carrying amount is estimated to be fair value.

Time deposits in other banks: The fair value of time deposits in other banks is estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Portfolio loans: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness adjusted for the allowance for credit losses The carrying amount of accrued interest receivable approximates its fair value.

Loans held for sale: The fair values of loans held for sale are estimated based on indications of value by brokers.

Cash surrender value of bank-owned life insurance: The fair values of life insurance policies are based on current cash surrender values at each reporting date provided by the insurers.

Federal Home Loan Bank stock: The carrying amount of Federal Home Loan Bank (FHLB) stock approximates fair value. This investment is carried at cost and is redeemable at par with certain restrictions.

Tax credit instrument: The carrying amount of the qualified zone academy tax credit instrument approximates its fair value.

Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at each reporting date by the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

3.     FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Financial Instruments (Continued)

Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term borrowings and long-term debt: The fair values of fixed-rate borrowings are estimated by discounting their future cash flows using rates at each reporting date for similar instruments. The fair values of variable rate borrowings are based on carrying value.

Junior subordinated debentures: The fair values of junior subordinated debentures are estimated by discounting their future cash flows using interest rates for financial instruments of a similar maturity and structure.

Commitments to fund loans / standby letters of credit and guarantees of credit cards: Off-balance-sheet commitments are primarily to extend credit for adjustable rate loans and letters of credit and guarantees of credit cards issued by other banks. The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties, and are not significant and, therefore, are not included in the table above.

Fair Value Measurements

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:

Level 1 — Quoted market prices for identical instruments traded in active exchange markets.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Company’s estimates of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

Assets Recorded at Fair Value

Assets and liabilities measured at fair value on a recurring and nonrecurring basis are summarized below:

Recurring Basis

The Company is required or permitted to record the following assets at fair value on a recurring basis under other accounting pronouncements.

Description	Fair Value	Level 1	Level 2	Level 3
Available-for-sale investment securities:
September 30, 2010	$10,543,007	$—	$10,543,007	$—
December 31, 2009	$1,561,658	$—	$1,561,658	$—

For available-for-sale investment securities, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers, utilizing Level 2 inputs. There were no changes

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

3.     FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Financial Instruments (Continued)

in the valuation techniques used during 2010 or 2009. Changes in fair market value are recorded in other comprehensive income. There were no recurring assets or liabilities transferred in or out of Level 3 during the nine months ended September 30, 2010 or the year ended December 31, 2009. There were no transfers between Levels 1 and 2 of the fair value hierarchy during the nine months ended September 30, 2010.

Non-recurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a non-recurring basis. These include assets that are measured at the lower of cost or market value that were recognized at fair value which was below cost at the reporting date.

Description	Fair Value September 30, 2010	Level 1	Level 2	Level 3	Total Gains (Losses)
Impaired loans	$39,652,000	$—	$—	$39,652,000	$(5,713,000)
Other real estate	6,726,516	—	—	6,726,516	(3,145,000)
Total assets measured at fair value on a non-recurring basis	$46,378,516	$—	$—	$46,378,516	$(8,858,000)

Description	Fair Value December 31, 2009	Level 1	Level 2	Level 3	Total Gains (Losses)
Impaired loans	$33,561,000	$—	$—	$33,561,000	$(9,599,000)
Other real estate	4,649,762	—	—	4,649,762	(1,634,600)
Total assets measured at fair value on a non-recurring basis	$38,210,762	$—	$—	$38,210,762	$(11,233,600)

The following methods were used to estimate the fair value of each class of assets above:

The fair value of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the underlying collateral less estimated costs to sell if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During 2010 and 2009, certain impaired loans were remeasured and reported at fair value through a specific valuation allowance allocation of the allowance for credit losses or through a charge-off recorded through the allowance for credit losses.

Impaired loans with a carrying value of $45,595,000 at September 30, 2010 were reduced by specific valuation allowance allocations totaling $5,943,000 to a total reported fair value of $39,652,000 based on the present value of future cash flows or collateral valuations utilizing Level 3 valuation inputs. Total losses of $5,713,000 represent impairment charges recognized through the provision for credit losses during the nine months ended September 30, 2010 related to the above impaired loans.

The fair value of other real estate is based on the values obtained through property appraisals, which can include observable and unobservable inputs. Other real estate fair values were categorized as level 3 due to ongoing real estate market conditions resulting in inactive market data, which in turn, required the use of unobservable inputs and assumptions in fair value measurements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

4.	AVAILABLE-FOR-SALE INVESTMENT SECURITIES

The amortized cost and estimated fair value of available-for-sale investment securities at September 30, 2010 and December 31, 2009 consisted of the following:

	September 30, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:
U.S. Government agencies	$1,029,657	$15,661	$—	$1,045,318
U.S. Government agencies collateralized by mortgage obligations	7,621,216	4,365	13,243	7,612,338
Corporate debt obligations	1,900,000	—	14,649	1,885,351
	$10,550,873	$20,026	$27,892	$10,543,007

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:
U.S. Government agencies	$1,548,518	$13,140	$—	$1,561,658

Net unrealized losses on available-for-sale investment securities totaling $7,866 are recorded net of $3,178 in tax benefits as accumulated other comprehensive loss within shareholders’ equity at September 30, 2010. Unrealized gains on available-for-sale investment securities totaling $13,140 are recorded net of $5,308 in tax expense as accumulated other comprehensive income within shareholders’ equity at December 31, 2009.

Proceeds from the call or maturity of available-for-sale investment securities during the year ended December 31, 2009 and nine months ended September 30, 2010 were $1,150,000 and $500,000, respectively. There were no realized gains or losses on the maturity or call of these securities. During the nine months ended September 30, 2010, the Company sold three securities for $4,011,796, recording a $120,004 gain on sale. There were no sales of available-for-sale investment securities during the year ended December 31, 2009.

5.	LOANS AND THE ALLOWANCE FOR CREDIT LOSSES

Outstanding loans are summarized below:

	As of September 30, 2010	As of December 31, 2009
Commercial	$35,483,307	$43,461,030
Real estate — residential 1st deed of trust	12,849,222	13,340,000
Real estate — residential 2nd deed of trust	47,889,073	51,102,323
Real estate — land	3,853,694	5,090,711
Real estate — nonresidential	144,206,385	145,718,979
Real estate — construction	29,566,409	40,793,632
Consumer	4,623,617	5,238,080
	278,471,707	304,744,755
Deferred loan origination fees, net	88,353	(5,766)
Allowance for credit losses	(14,485,613)	(14,387,379)
Total net loans	$264,074,447	$290,351,610

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

5.     LOANS AND THE ALLOWANCE FOR CREDIT LOSSES (Continued)

The recorded investment in loans that were considered to be impaired totaled $66,740,000 and $58,735,000 at September 30, 2010 and December 31, 2009, respectively. The related allowance for credit losses for impaired loans was $5,943,000 and $5,240,000 at September 30, 2010 and December 31, 2009, respectively. During the nine months ended September 30, 2010, the Company recognized $25,000 in interest income on a cash basis for impaired loans. During the three months ended September 30, 2010 and the three and nine months ended September 30, 2009, the Company did not recognize any interest income on a cash basis for impaired loans.

Included in impaired loans are troubled debt restructurings. A troubled debt restructuring is a formal restructure of a loan where the Company for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower. The concessions may be granted in various forms, including reduction in the standard interest rate, reduction in the loan balance or accrued interest, and extension of the maturity date. As of September 30, 2010, the Company has $119,000 in commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructurings.

At September 30, 2010 and December 31, 2009, nonaccrual loans totaled $33,276,000 and $24,882,000, respectively. Loans that were past due 90 days or more and still accruing interest totaled $2,159,000 and $2,396,000 at September 30, 2010 and December 31, 2009, respectively. Interest foregone on nonaccrual loans totaled $1,742,000 and $1,507,000 for the nine months ended September 30, 2010 and 2009, respectively and $708,000 and $673,000 for the three months ended September 30, 2010 and 2009, respectively.

Changes in the allowance for credit losses were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Balance, beginning of period	$15,922,492	$14,281,150	$14,387,379	$12,406,146
Provision charged to operations	400,000	400,000	7,900,000	3,900,000
Losses charged to allowance	(1,859,836)	(219,214)	(7,939,111)	(2,025,567)
Recoveries of loans previously charged-off	22,957	3,881	137,345	185,238
Balance, end of period	$14,485,613	$14,465,817	$14,485,613	$14,465,817

6.	LOANS HELD FOR SALE

Loans held for sale at September 30, 2010 consisted of commercial loans and nonresidential loans totaling is $100,190 and $2,714,950, respectively. These loans represent the guaranteed portions of SBA loans sold and subject to a 90-day premium refund obligation. We have recorded the proceeds from the sale of the guaranteed portions of SBA loans that are subject to a premium refund obligation as a secured borrowing and included such secured borrowings in other liabilities on the balance sheet. Once the premium refund obligation period has lapsed the transaction will be recorded as a sale with the guaranteed portions of loans and the secured borrowing removed from the balance sheet and the resulting gain on sale recorded.

7.	BORROWING ARRANGEMENTS

Federal Home Loan Bank and Federal Reserve Bank Advances and Letter of Credit

As of September 30, 2010, the Company could borrow up to $48,834,000 from the Federal Home Loan Bank (FHLB) secured by commercial, commercial real estate and residential mortgage loans with carrying values totaling $161,617,000. As of September 30, 2010, the Company could borrow up to $2,020,000 from

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

7.     BORROWING ARRANGEMENTS (Continued)

Federal Home Loan Bank and Federal Reserve Bank Advances and Letter of Credit (Continued)

the Federal Reserve Bank secured by construction and land loans with carrying values totaling $5,474,000. At December 31, 2009, the Company had a letter of credit from the FHLB totaling $3,500,000 used to guarantee local agency deposits. As of September 30, 2010, the Company did not have any letters of credit outstanding from the FHLB.

Short-term Borrowings

Short-term borrowings from the FHLB consisted of the following:

September 30, 2010			December 31, 2009
Amount	Rate	Maturity Date	Amount	Rate	Maturity Date
$5,000,000	0.56%	October 2010	$3,000,000	0.94%	January 2010
3,000,000	0.34%	December 2010	5,000,000	2.41%	February 2010
5,000,000	2.42%	January 2011	3,000,000	0.63%	March 2010
5,000,000	2.06%	March 2011	3,000,000	0.64%	March 2010
5,000,000	0.59%	April 2011	3,000,000	0.79%	June 2010
15,566,500	0.49%	July 2011	3,000,000	0.81%	June 2010
			5,000,000	0.56%	October 2010
$38,566,500			$25,000,000

Long-term Debt

Long-term debt from the FHLB consisted of the following:

September 30, 2010			December 31, 2009
Amount	Rate	Maturity Date	Amount	Rate	Maturity Date
$5,000,000	1.20%	October 2011	$5,000,000	2.42%	January 2011
5,000,000	1.32%	April 2012	5,000,000	2.06%	March 2011
			5,000,000	1.20%	October 2011
$10,000,000			$15,000,000

Lines of Credit

The Company did not have available credit on its unsecured lines of credit with its correspondent banks at September 30, 2010 or December 31, 2009.

8.	INCOME TAXES

The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income tax expense (benefit) represents each entity’s proportionate share of the consolidated provision for (benefit from) income taxes. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized. On the consolidated balance sheet, net deferred tax assets, if any, are included in accrued interest receivable and other assets.

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

8.     INCOME TAXES (Continued)

as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of operations. There have been no significant changes to unrecognized tax benefits or accrued interest and penalties for the nine months ended September 30, 2010.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if based on the available evidence, it is “more likely than not” that such assets will not be realized. “More likely than not” is defined as greater than a 50% chance.

Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the “more likely than not” realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with loss carryforwards not expiring unused and tax planning alternatives.

Based upon all available evidence, including the accumulative deficit position of the Company, a valuation allowance was recorded against all of the Company’s net deferred tax assets at September 30, 2010 and December 31, 2009. In future periods, the valuation allowance will be reviewed and benefits will be recognized when sufficient evidence indicates that it is “more likely than not” that a portion or all deferred tax assets are determined to be realizable.

9.	COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit, standby letters of credit and guarantees of credit cards issued by other banks to the Bank’s customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit, standby letters of credit and guarantees of credit cards is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments, letters of credit and guarantees of credit cards as it does for loans included on the consolidated balance sheet.

The following financial instruments represent off-balance-sheet credit risk:

	September 30, 2010	December 31, 2009
Commitments to extend credit	$46,231,000	$60,829,000
Standby letters of credit	$1,050,000	$1,109,000
Guarantees of credit cards issued by other banks	$943,000	$1,330,000

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

9.     COMMITMENTS AND CONTINGENCIES (Continued)

Financial Instruments With Off-Balance-Sheet Risk (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, and deeds of trust on land, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at September 30, 2010 or December 31, 2009. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

The Company has guaranteed certain credit cards that were issued by other banks. The guaranteed credit cards are issued to customers of the Bank. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Losses on guaranteed credit cards were not material for the three and nine months ended September 30, 2010 and 2009.

At September 30, 2010, commercial loan commitments represent approximately 23% of total commitments and are generally secured by accounts receivable and inventory. Real estate loan commitments represent approximately 74% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. Unsecured personal credit line commitments represent the remaining 2% of total commitments. In addition, the majority of the Bank’s loan commitments have variable interest rates.

Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction and development, commercial and consumer loans to customers in Northern California. Although the Company has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. However, personal and business income represent the primary source of repayment for a majority of these loans.

In management’s judgment, a concentration existed in real-estate related loans. Approximately 86% and 84% of the Company’s loans were real-estate related at September 30, 2010 and December 31, 2009, respectively.

Although the Company has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. A substantial decline in the performance of the economy in general or the continued decline in real estate values in the Company’s primary market area, in particular, could have a continued adverse impact on collectibility, increase the level of real-estate related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the financial condition of the Company.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

10.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (EPS), which excludes dilution, is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income available to common stockholders is based on the net income attributable to the Company adjusted for dividend payments and accretion associated with preferred stock. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. However, basic earnings per share are not adjusted for potential dilution when a net loss occurs because the conversion of potential common stock is anti-dilutive.

A reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share computations is as follows:

	Net Loss Available to Common Shareholders	Weighted Average Number of Shares Outstanding	Per Share Amount
For the Three Months Ended September 30, 2010
Basic income per share	$14,599	2,335,090	$0.01
For the Three Months Ended September 30, 2009
Basic income per share	$363,360	1,915,981	$0.19
For the Nine Months Ended September 30, 2010
Basic loss per share	$(4,526,920)	2,324,193	$(1.95)
For the Nine Months Ended September 30, 2009
Basic loss per share	$(1,696,863)	1,915,981	$(0.89)

Shares of common stock issuable under stock options for which the exercise prices were greater than the average market prices were not included in the computation of diluted earnings per share due to their antidilutive effect. Such shares totaled 65,623 and 95,288 for the three and nine month periods ended September 30, 2010 and 2009, respectively.

11.	STOCK OPTIONS

In 2006 and 1995, the Company established stock option plans for which 660,230 shares of common stock remain reserved for issuance to employees and directors under incentive and nonstatutory agreements as of September 30, 2010. The plans require that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid for in full at the time the option is exercised. Payment in full for the option price must be made in cash or with Company common stock previously acquired by the optionee and held by the optionee for a period of at least six months. All options expire on a date determined by the Board of Directors, but not later than ten years from the date of grant. Options vest ratably over a four to five year period. Outstanding options under the 1995 plan are exercisable until their expiration; however, no new options will be granted under this plan as the plan expired during 2005. The plans do not provide for the settlement of awards in cash and new shares are issued upon the exercise of options.

There was no compensation expense for stock options recorded for the three and nine month periods ended September 30, 2010. Compensation expense, net of related tax benefits, for stock options recorded during the three and nine month periods ended September 30, 2009 totaled $4,675 and $14,024, respectively, or

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

11.     STOCK OPTIONS (Continued)

less than $0.01 per share. Compensation expense is recognized over the vesting period on a straight line accounting basis.

A summary of the activity within the plan follows:

	Shares	Weighted Average Exercise Price
Options outstanding, December 31, 2009	67,082	$13.43
Options granted	—	$—
Options exercised	—	$—
Options canceled	(1,459)	$15.71
Options outstanding, September 30, 2010	65,623	$13.38
Options exercisable, September 30, 2010	65,623	$13.38

Options outstanding and options exercisable at September 30, 2010 had no intrinsic value, and a weighted average remaining contractual term of 2.3 years. As of September, 2010 all options outstanding were exercisable.

As of September 30, 2010, there was no unrecognized compensation cost related to share-based compensation arrangements granted under the Plans.

12.	COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is reported in addition to net income (loss) for all periods presented. Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income (loss). Unrealized gains and losses on the Company’s available-for-sale investment securities are included in other comprehensive income (loss). Total comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the statement of changes in shareholders’ equity.

At September 30, 2010 and 2009, the Company held securities classified as available-for-sale which had unrealized gains and losses as follows:

	Before Tax	Tax Benefit (Expense)	After Tax
For the Three Months Ended September 30, 2010
Other comprehensive loss:
Unrealized holding losses	$(35,850)	$14,484	$(21,366)
For the Three Months Ended September 30, 2009
Other comprehensive loss:
Unrealized holding gains	$10,577	$(4,273)	$6,304
For the Nine Months Ended September 30, 2010
Other comprehensive income:
Unrealized holding losses	$(21,006)	$8,486	$(12,520)
For the Nine Months Ended September 30, 2009
Other comprehensive loss:
Unrealized holding gains	$719	$(290)	$429

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

13.	DEFERRED COMPENSATION AGREEMENTS

In June 2010, the Company reversed $1.3 million in liabilities associated with certain retirement plans and deferred director fee agreements were terminated. The individuals that agreed to the termination of the agreements did not receive and are not entitled to future compensation with respect to the termination of the agreements.

14.	IMPACT OF NEW FINANCIAL ACCOUNTING STANDARDS

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued ASC Topic 860 (previously SFAS No. 166), Accounting for Transfers of Financial Assets, an amendment of SFAS No. 140. This standard amends the derecognition accounting and disclosure guidance included in previously issued standards. This standard eliminates the exemption from consolidation for qualifying special-purpose entities (SPEs) and also requires a transferor to evaluate all existing qualifying SPEs to determine whether they must be consolidated in accordance with ASC Topic 810. This standard also provides more stringent requirements for derecognition of a portion of a financial asset and establishes new conditions for reporting the transfer of a portion of a financial asset as a sale. This standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Management adopted the provisions of this standard on January 1, 2010 without a material impact on the Company’s consolidated financial condition or results of operations.

Transfers and Servicing

In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16, Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets, which updates the derecognition guidance in ASC Topic 860 for previously issued SFAS No. 166. This update reflects the Board’s response to issues entities have encountered when applying ASC 860, including: (1) requires that all arrangements made in connection with a transfer of financial assets be considered in the derecognition analysis, (2) clarifies when a transferred asset is considered legally isolated from the transferor, (3) modifies the requirements related to a transferee’s ability to freely pledge or exchange transferred financial assets, and (4) provides guidance on when a portion of a financial asset can be derecognized. This update is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. Management adopted the provisions of this standard on January 1, 2010 without a material impact on the Company’s consolidated financial condition or results of operations.

Improvements to Financial Reporting of Interests in Variable Interest Entities

In June 2009, the FASB issued ASC Topic 810 (previously SFAS No. 167), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This standard amends the consolidation guidance applicable to variable interest entities. The amendments to the consolidation guidance affect all entities currently within the scope of ASC Topic 810, as well as qualifying special-purpose entities that are currently excluded from the scope of ASC Topic 810. This standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Management adopted the provisions of this standard on January 1, 2010 without a material impact on the Company’s consolidated financial condition or results of operations.

Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (“Topic 820”):
Improving Disclosures about Fair Value Measurements (“ASU 10-06”). ASU 10-06 revises two disclosure requirements concerning fair value measurements and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It will also require the presentation of purchases, sales, issuances and settlements within

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

14.     IMPACT OF NEW FINANCIAL ACCOUNTING STANDARDS (Continued)

Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. The Company’s disclosures about fair value measurements are presented in Note 3: Fair Value Measurements. These new disclosure requirements were adopted by the Company during the current period, with the exception of the requirement concerning gross presentation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. With respect to the portions of this ASU that were adopted during the current period, the adoption of this standard did not have a material impacted on the Company’s consolidated financial position, results of operations, cash flows, or disclosures. Management does not believe that the adoption of the remaining portion of this ASU will have a material impact on the Company’s consolidated financial position, results of operations, cash flows, or disclosures.

Distributions to Shareholders with Components of Stock and Cash

In January 2010, ASU No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash was issued to clarify the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods beginning January 1, 2010. The Company has not and does not anticipate making distributions to shareholders with an election to receive stock or cash.

Subsequent Events

On February 24, 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-09, Subsequent Events (Topic 855):
Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement for a Securities and Exchange Commission (“SEC”) filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. generally accepted accounting principals (“U.S. GAAP”). The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC’s literature. All of the amendments in the ASU were effective upon issuance, except for the use of the issued date for conduit debt obligors, which is effective for interim or annual periods ending after June 15, 2010.

Loan Modifications

In April 2010, the FASB issued ASU 2010-18, which states that modifications of loans that are accounted for within a pool under ASC 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of ASC 310-30 that are not accounted for within pools. Loans accounted for individually under ASC 310-30 continue to be subject to the troubled debt restructuring accounting provisions within ASC 310-40, “Receivables — Troubled Debt Restructurings by Creditors”. The amendments are effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The Company does not expect that the adoption of this

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

14.     IMPACT OF NEW FINANCIAL ACCOUNTING STANDARDS (Continued)

pronouncement will have a material impact on the Company’s financial condition, results of operations or cash flows.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Loses

In July 2010, FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This standard expands disclosures about credit quality of financing receivables and the allowance for credit losses. This standard will require the Company to expand disclosures about the credit quality of loans and the related reserves against them. The extra disclosures will include disaggregated matters related to past due loans, credit quality indicators and modifications of loans. The Company will adopt the standard beginning with the December 31, 2010 financial statements. This standard will not have an impact on the Company’s financial position or results of operations.

15.	SUBSEQUENT EVENTS

The Company has evaluated the effects of subsequent events that have occurred subsequent to September 30, 2010 and through January 14, 2011. In the first quarter of 2011, the Company is closing its mortgage broker services and the related broker fee income is not expected to continue; however, salaries and other related expenses will also decrease by a similar amount as a result of this closure. The following information is presented to provide additional information about significant changes to loans and the allowance for credit losses, other real estate owned and shareholders’ equity and regulatory capital for the three month period ended December 31, 2010:

Loans and the Allowance for Credit Losses

Changes in the allowance for credit losses for the three months ended December 31, 2010 were as follows:

Balance, October 1, 2010	$14,486,000
Provision charged to operations	2,200,000
Net losses charged to allowance	(1,598,000)
Balance, December 31, 2010	$15,088,000

The recorded investment in loans that were considered to be impaired was approximately $66,176,000 and $66,740,000 at December 31, 2010 and September 30, 2010, respectively. The related allowance for credit losses for impaired loans was approximately $6,955,000 and $5,943,000 at December 31, 2010 and September 30, 2010, respectively.

At December 31, 2010 and September 30, 2010, non-performing loans totaled $29,354,000 and $35,435,000, respectively.

Other Real Estate

The Company’s investment in other real estate holdings, all of which were related to real estate acquired in full or partial settlement of loan obligations, was $10,290,000, net of a valuation allowance of $2,616,000 at December 31, 2010, compared to $6,727,000, net of a valuation allowance of $2,105,000 at September 30, 2010.

Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at December 31, 2010 decreased to $3,864,000 from $5,138,000 at September, 2010 primarily due to a net loss of $1,263,000 for the three months ended December 31, 2010. The primary contributor to the Company’s loss for the three months ended December 31, 2010 was a $2,200,000 addition to the allowance for credit losses.

CITIZENS BANCORP AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

15.     SUBSEQUENT EVENTS (Continued)

The regulatory capital guidelines as well as the actual capital ratios for the Company and the Bank as of December 31, 2010 are as follows:

	CITIZENS BANCORP AND SUBSIDIARIES		CITIZENS BANK
	Minimum Regulatory Requirement	Actual Capital Ratio	Minimum Regulatory Requirement		Minimum Regulatory Requirement for “Well Capitalized” Institution	Actual Capital Ratio
Leverage Ratio	4.0%	1.5%	4.0	%(1)	5.0%	5.5%
Tier 1 Risk-Based Ratio	4.0%	1.9%	4.0%		6.0%	6.9%
Total Risk-Based Ratio	8.0%	1.5%	8.0%		10.0%	8.2%

(1)	The Order entered into by the Bank in February 2010, requires the Bank to maintain a Tier 1 capital to average assets (Leverage) ratio equal to or greater than 9% by July 2010. The Bank was unable to meet the deadline to increase the leverage ratio to 9%.

The Company’s recurring losses have resulted in significant deterioration to shareholders’ equity and regulatory capital. These recurring losses raise concern about the Company’s ability to continue as a going concern. Management is actively pursuing new ventures to increase revenues. In addition, the Company is currently seeking additional sources of capital, including the Offering. The Company is dependent upon its ability to secure sufficient equity and there are no assurances that the Company will be successful.

PART II
INFORMATION REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses payable by us in connection with the sale of the securities being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$3,803
Legal fees and expenses	$60,000
Accounting fees and expenses	$80,000
Printing costs	$15,000
Mailing and other miscellaneous expenses	$5,000
Total	$163,803

Item 14. Indemnification of Directors and Officers

Citizens Bancorp, as a California corporation, is subject to the California General Corporation Law (the “CGCL”), which provides a detailed statutory framework covering indemnification of any officer or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her services on behalf of such corporation.

With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful “on the merits” in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation’s articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.

The Bylaws of Citizens Bancorp provide that it shall, to the maximum extent permitted by the CGCL, have power to indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law.

Directors’ and Officers’ Liability Insurance

Citizens Bancorp presently maintains a policy of directors’ and officers’ liability insurance that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities

On December 28, 2009, the Company completed a private placement whereby the Company raised $1,559,034 in connection with the sale of 394,109 shares of common stock at the price of $4.00 per share. Among the total shares sold, 46% or 181,609 shares were purchased by certain of Company’s directors, officers and their family members, 22% or 87,500 shares purchased by its former directors, and 32% or 125,000 shares purchased by two other outside investors. In addition, in April 2010, as a continuation of the Private Placement, we received an additional $100,000. The Company relied on Section 4(2) of the Securities Act of 1933 and Regulation D for its exemption from the registration provisions. No underwriter or placement agent was involved in the transaction. Proceeds from the sale were used for general corporate purposes, including investment in subsidiary.

On December 23, 2008, the Company entered into a Letter Agreement (the “Purchase Agreement”) with the United States Department of the Treasury (“Treasury”), pursuant to which the Company issued and sold (i) 10,400 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) for a purchase price of $10,400,000 and (ii) a Warrant to purchase 520.0052 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, (the “Series B Preferred Stock”) for $.01 per share for an aggregate purchase price of $5.20. The Treasury exercised the Warrant immediately upon issuance in a cashless exercise resulting in 520 shares of Series B Preferred Stock. The Series A and Series B Preferred Stock each have a liquidation preference of $1,000 per share. Proceeds from the issuance of the Series A Preferred Stock were recorded net of $31,119 in issuance costs.

The Series A Preferred Stock qualifies as Tier 1 capital and will pay cumulative dividends quarterly at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock will pay cumulative dividends at a rate of 9% per annum until redemption. Either series may be redeemed by the Company, with regulatory approval, at any time; however, the Series B Preferred Stock may not be redeemed until after all the Series A Preferred Stock has been redeemed. Dividends were paid through May 2009; dividends in arrears, which are not accrued for financial reporting purposes since they have not been declared by the Company, amounted to $283,400 at December 31, 2009. In accordance with the regulatory Agreement entered into by the Company, payment of dividends by the Company is subject to prior regulatory approval.

The Series A and Series B Preferred Stock were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Neither the Series A nor Series B Preferred Stock will be subject to any contractual restrictions on transfer, except that the Treasury and its transferees shall not effect any transfer of the Preferred Stock which would require the Company to become subject to the periodic reporting requirements of Section 13 or 15(d) of the Exchange Act.

The Series A and Series B Preferred Stock are non-voting, other than class voting rights on (i) any authorization or issuance of shares ranking senior to the Series A and Series B Preferred Stock, (ii) any amendment to the rights of the Series A and Series B Preferred Stock, or (iii) any merger, exchange or similar transaction which would adversely affect the rights of the Series A and Series B Preferred Stock.

If dividends on the Series A and the Series B Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the holders of the Series A Preferred and Series B Preferred Stock will have the right to elect 2 directors. The right to elect directors will end when full dividends have been paid for all prior dividend periods. The Company was unable to pay the dividends due in August and December 2009 as a result of the restriction in the California General Corporation Law.

In the Purchase Agreement, the Company agreed that, until such time as the Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Purchase Agreement, the Company will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111 (b) of the Emergency Economic Stabilization Act of 2008 (the “EESA”) as implemented by any guidance or regulation under the EESA that has been issued and is in effect as of the date of issuance of the Series A and Series B Preferred Stock, and has agreed to not adopt any benefit plans with respect to, or which covers, its senior executive officers that do not comply with the EESA, and the applicable executives have consented to the foregoing. Furthermore, the Purchase Agreement allows the Treasury to unilaterally amend the terms of the agreement.

With respect to dividends on the Company’s common stock, the Treasury’s consent is, required for any increase in common dividends per share until the third anniversary of the date of its investment unless prior to such third anniversary the Series A and the Series B Preferred Stock are redeemed in whole or the Treasury has transferred all of the Series A and Series B Preferred Stock to third parties.

The Company recorded a discount on the Series A Preferred Stock at approximately the liquidation preference of the Series B Preferred Stock. The discount recorded on the Series A Preferred Stock will be amortized on the level-yield method over five years.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Exhibit
(3.1)	Articles of Incorporation as amended. *
(3.2)	The Company Bylaws as amended. *
(3.3)	Certificate of Determination for the Series A Preferred Stock. *
(3.4)	Certificate of Determination for the Series B Preferred Stock. *
(4.1)	Specimen form of the Company stock certificate. *
(4.2)	Form of Certificate for the Series A Preferred Stock. *
(4.3)	Form of Certificate for the Series B Preferred Stock. *
(4.4)	Form of Warrant (Affixed to the Form of Warrant Agreement). *
(5.1)	Opinion of Stuart ¦ Moore regarding validity of the common stock being registered.
(10.1)	Letter Agreement, dated December 23, 2008, between the Company and the United States Department of Treasury, with respect to the issuance of the Preferred Stock and the Warrant. *
(10.2)	Warrant Agreement. *
(10.3)	Citizens Bancorp 2006 Stock Option Plan Adopted by the Board of Directors on March 14, 2006. *
(10.4)	Adopted, Amended and Restated Citizens Bank of Nevada County 1995 Stock Option Plan. *
(10.5)	Citizens Bank of Northern California Profit Sharing 401(k) Plan. *
(10.6)	Employment Agreement Between Chief Executive Officer, Gary D. Gall and Bank, dated July 9, 2009. *
(10.7)	Employment Agreement Between Chief Financial Officer, Susann Trevena and Bank, dated January 30, 2002. *
(10.8)	Offer Letter Between Senior Credit Administrator, Michael A. Behn and Bank, dated July 17, 2009. *
(10.9)	Offer Letter Between General Counsel and Chief Risk Officer, Phillip J. Campbell and Bank, dated August 10, 2009. *
(10.10)	Salary Continuation Agreement between Susann C. Trevena and Bank dated July 1, 2006. *
(10.11)	Citizens Bank of Nevada County Employee Stock Purchase Plan dated December 20, 2001. *
(10.12)	Consent Order entered into between the Bank and the Federal Deposit Insurance Corporation and the California Department of Financial Institutions, dated February 11, 2010. *
(10.13)	Agreement between the Company and the Federal Reserve Board, dated February 22, 2010. *
(21.1)	Subsidiaries of the Company. *
(23.1)	Consent of Perry-Smith, LLP.
(24.1)	Power of Attorney. *

*	previously filed

(b) Financial Statement Schedules

N/A

Item 17. Undertakings.

The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form S-1 and authorized this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, in Nevada City, State of California on January 14, 2011.

CITIZENS BANCORP

By:	/s/ Gary D. Gall Gary D. Gall President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated on January 14, 2011.

Signature	Capacity
/s/ Kenneth E. Baker * KENNETH E. BAKER	Chairman of the Board

/s/ Gary D. Gall * GARY D. GALL	Director, President and CEO

/s/ Susann Trevena * SUSANN TREVENA	Chief Financial Officer (principal accounting officer)

/s/ John T. Casey * JOHN T. CASEY	Director

/s/ Charles V. Litton, Jr. * CHARLES V. LITTON, JR.	Director

/s/ Janie L. Marini * JANIE L. MARINI	Director

/s/ Wyn Spiller * WYN SPILLER	Director

/s/ Gary N. Tintle * GARY N. TINTLE	Director

/s/ Reynold C. Johnson, III * REYNOLD C. JOHNSON, III	Director

/s/ Kenneth J. Meyers * KENNETH J. MEYERS	Director

* By Gary D. Gall, Attorney in Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
(3.1)	Articles of Incorporation as amended. *
(3.2)	The Company Bylaws as amended. *
(3.3)	Certificate of Determination for the Series A Preferred Stock. *
(3.4)	Certificate of Determination for the Series B Preferred Stock. *
(4.1)	Specimen form of the Company stock certificate. *
(4.2)	Form of Certificate for the Series A Preferred Stock. *
(4.3)	Form of Certificate for the Series B Preferred Stock. *
(4.4)	Form of Warrant (Affixed to the Form of Warrant Agreement). *
(5.1)	Opinion of Stuart ¦ Moore regarding validity of the common stock being registered.
(10.1)	Letter Agreement, dated December 23, 2008, between the Company and the United States Department of Treasury, with respect to the issuance of the Preferred Stock and the Warrant. *
(10.2)	Warrant Agreement. *
(10.3)	Citizens Bancorp 2006 Stock Option Plan Adopted by the Board of Directors on March 14, 2006. *
(10.4)	Adopted, Amended and Restated Citizens Bank of Nevada County 1995 Stock Option Plan. *
(10.5)	Citizens Bank of Northern California Profit Sharing 401(k) Plan. *
(10.6)	Employment Agreement Between Chief Executive Officer, Gary D. Gall and Bank, dated July 9, 2009. *
(10.7)	Employment Agreement Between Chief Financial Officer, Susann Trevena and Bank, dated January 30, 2002. *
(10.8)	Offer Letter Between Senior Credit Administrator, Michael A. Behn and Bank, dated July 17, 2009. *
(10.9)	Offer Letter Between General Counsel and Chief Risk Officer, Phillip J. Campbell and Bank, dated August 10, 2009. *
(10.10)	Salary Continuation Agreement between Susann C. Trevena and Bank dated July 1, 2006. *
(10.11)	Citizens Bank of Nevada County Employee Stock Purchase Plan dated December 20, 2001. *
(10.12)	Consent Order entered into between the Bank and the Federal Deposit Insurance Corporation and the California Department of Financial Institutions, dated February 11, 2010. *
(10.13)	Agreement between the Company and the Federal Reserve Board, dated February 22, 2010. *
(21.1)	Subsidiaries of the Company. *
(23.1)	Consent of Perry-Smith, LLP.
(24.1)	Power of Attorney. *

*	previously filed